Exhibit 99.2

B COMMUNICATIONS LTD.

as the Issuer

B COMMUNICATIONS (SP1) LTD.

B COMMUNICATIONS (SP2) LTD.

as Guarantors

MISHMERET TRUST COMPANY LTD.

as Trustee

MISHMERET TRUST COMPANY LTD.

as Security Agent

B COMMUNICATIONS LTD.

as Paying Agent and Registrar

INDENTURE

Dated as of February 19, 2014

7⅜% SENIOR SECURED NOTES DUE 2021

TABLE OF CONTENTS

Article 10. COLLATERAL AND SECURITY

Page

Section 14.05	Rules by Trustee and Agents	94
Section 14.06	Agent for Service; Submission to Jurisdiction; Waiver of Immunities	94
Section 14.07	No Personal Liability of Directors, Officers, Employees and Stockholders	94
Section 14.08	Governing Law	94
Section 14.09	No Adverse Interpretation of Other Agreements	95
Section 14.10	Successors	95
Section 14.11	Severability	95
Section 14.12	Counterpart Originals	95
Section 14.13	Table of Contents, Headings, etc	95
Section 14.14	Judgment Currency	95
Section 14.15	Prescription	95

EXHIBITS

Exhibit A	FORM OF NOTE
Exhibit B	FORM OF CERTIFICATE OF TRANSFER
Exhibit C	FORM OF NOTATION OF GUARANTEE
Exhibit D	FORM OF SUPPLEMENTAL INDENTURE
Exhibit E	PLEDGE PERMIT
Exhibit F	FEE SCHEDULE

INDENTURE dated as of February 19, 2014 among B Communications Ltd., incorporated as a limited company under the laws of Israel, B Communications (SP1) Ltd., incorporated as a limited company under the laws of Israel, B Communications (SP2) Ltd., incorporated as a limited company under the laws of Israel, Mishmeret Trust Company Ltd., as Trustee and Security Agent and B Communications Ltd., as Paying Agent and Registrar.

The Issuer, the Guarantors, the Trustee, the Security Agent, the Paying Agent and Registrar agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders (as defined) of the 7⅜% Senior Secured Notes due 2021 (the “Notes”):

ARTICLE 1
DEFINITIONS AND INCORPORATION
BY REFERENCE

Section 1.01                    Definitions.

“Acquired Indebtedness” means Indebtedness (i) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case whether or not Incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such acquisition. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (i) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (ii) of the preceding sentence, on the date of consummation of such acquisition of assets.

“Additional Notes” means additional Notes (other than the Initial Notes) issued under this Indenture in accordance with Section 2.02 hereof, as part of the same series as the Initial Notes.

“Adjusted EBITDA” means, for any four full fiscal quarter period ending immediately prior to the applicable date of determination, the sum of:

(a) an amount determined by multiplying (x) the Consolidated EBITDA of Bezeq for such period by (y) a percentage determined by dividing the number of Pledged Bezeq Shares by the total outstanding Bezeq Shares, in each case, at the applicable date of determination, less (b) the Fixed Operational Charges of the B-Com Group for such period.

“Adjusted Net Leverage Ratio” means the ratio determined by dividing (a) the sum of (x) the outstanding Indebtedness of the B-Com Group (other than intercompany debt within the B-Com Group and excluding for the avoidance of doubt any Indebtedness of or attributable to the Bezeq Group (regardless of whether such Indebtedness is consolidated with the B-Com Group on the Issuer’s consolidated financial statements unless such Indebtedness is guaranteed by any member of the B-Com Group or secured by any of its assets)) at the time of determination, less cash and Cash Equivalents of the B-Com Group, in each case, at the time of such determination (provided, in the case such determination is being made in connection with an incurrence of Indebtedness, the cash proceeds arising from such Incurrence will not be included in such cash amount for the purpose of such determination) and (y) an amount determined by multiplying (i) the outstanding consolidated Indebtedness of Bezeq at the time of determination (as determined in accordance with IFRS), less cash and cash equivalents (as determined in accordance with IFRS) of Bezeq at the time of such determination by (ii) a percentage determined by dividing the number of Pledged Bezeq Shares by the total outstanding Bezeq Shares at such time by (b) Adjusted EBITDA.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Agent” means any Registrar, co-registrar, Authenticating Agent, Paying Agent or additional paying agent.

“Applicable Premium” means with respect to any Note the greater of:

(1)	1% of the principal amount of such Note; and

(2)
the excess (to the extent positive) of (a) the present value at such redemption date of (i) the redemption price of such Note at  February 15, 2017 (such redemption price (expressed in percentage of principal amount) being set forth in Section 3.08(d) (excluding accrued and unpaid interest)), plus (ii) all required interest payments due on such Note to and including February 15, 2017 (excluding accrued but unpaid interest), computed upon the redemption date using a discount rate equal to the Treasury Rate at such redemption date plus 50 basis points; over (b) the principal amount of such Note on such redemption date.

“Applicable Procedures” means (i) the bylaws of the TASE and the regulations promulgated thereunder that apply to securities listed for trading on the TACT Institutional System, including the relevant provisions of the bylaws of the TASECH and (ii) any instructions received by the Issuer from the TASE with respect to the Notes.

“Authorized Person” means any person who is designated in writing by the Issuer from time to time to give Instructions to the Trustee or an Agent under this Indenture.

“B-Com Group” means the Issuer and the Restricted Subsidiaries taken together.

“Bankruptcy Law” means (a) Title 11, United States Bankruptcy Code of 1978, as amended, (b) any voluntary liquidation, shareholder arrangement, settlement and/or arrangement of creditors in accordance with sections 350 and 351 of the Israeli Companies Law, 1999 (other than provisions thereof not related in any manner to matters of bankruptcy or insolvency or to the Issuer’s or its Restricted Subsidiaries’ inability (or potential inability) to pay its debts (or any part thereof) when due), and (c) any other law of the United States or Israel (or, in each case, any political subdivision thereof) or any other jurisdiction or any political subdivision thereof relating to bankruptcy, insolvency, receivership, winding-up, liquidation, reorganization or relief of debtors or any amendment to, succession to or change in any such law.

“Bezeq” means Bezeq - The Israel Telecommunications Corp. Ltd., a company organized under the laws of the State of Israel.

“Bezeq Group” means Bezeq and its Subsidiaries (which Subsidiaries shall be deemed to include D.B.S. Satellite Services (1998) Ltd., a company organized under the laws of the State (“Yes”)) (so long as Bezeq or a Permitted Holder directly or indirectly controls or beneficially owns at least 40% of the Voting Stock of Yes).

“Bezeq Share Pledge” means the pledge of Bezeq Shares held by SP-2 constituting 819,369,560 Bezeq Shares as of the Issue Date (the “Base Pledged Bezeq Shares” and, together with any Bezeq Shares required to be pledged as Collateral pursuant to and in accordance with Section 4.07, the “Pledged Bezeq Shares”), and all rights deriving from such Pledged Bezeq Shares, including without limitation, an assignment by SP-2 of the right to receive dividends in respect thereof (including any dividends received by SP-2 on the Pledged Bezeq Shares in the form of Bezeq Shares, which additional Bezeq Shares so received shall also be pledged as Collateral under the Bezeq Share Pledge and form part of the Pledged Bezeq Shares).

“Bezeq Shares” means the outstanding ordinary shares of Bezeq.

“Board of Directors” means:

(1)
with respect to a corporation, the board of directors (or analogous governing body, including, without limitation, any supervisory board performing similar functions) of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3)
with respect to a limited liability company, the managing member of members (or analogous governing body) or any controlling committee of managing member or members (or analogous governing body) or any controlling committee of managing members thereof; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Book-Entry Interest” means a beneficial interest in a Global Note held through a Participant.

“Business Day” means each day that is not a Friday, Saturday, Sunday or other day on which banking institutions in Israel are authorized or required by law to close (provided that in relation to any date for payment under this Indenture, means a day on which the Bank of Israel clears transactions in U.S. Dollars).

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of, or partnership or other interests in (however designated), equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligation” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with IFRS. The amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with IFRS, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Cash Equivalents” means:

(1)
direct obligations (or certificates representing an interest in such obligations) issued by, or unconditionally guaranteed by, the government of a member state of the European Union as of January 1, 2004 (each, a “Pre-Expansion EU Member”), the United States of America, Canada or the State of Israel (including in each case any agency or instrumentality thereof), as the case may be, the payment of which is backed by the full faith and credit of the Pre-Expansion EU Member, the State of Israel, Canada or the United States of America, as the case may be, and which are not callable or redeemable at the Issuer’s option; provided that such country (or agency or instrumentality) has a long-term government debt rating of “A2” or higher by Moody’s or “A” or higher by S&P or Fitch or the equivalent rating category of another internationally recognized rating agency as of the date of investment;

(2)
overnight bank deposits, time deposit accounts, certificates of deposit, banker’s acceptances and money market deposits with maturities (and similar instruments) of 12 months or less from the date of acquisition issued by (a) any of Israel Discount Bank, Ltd., Mizrahi Tefahot Bank Ltd., Bank Leumi of Israel, Bank Hapoalim, B.M. or First International Bank of Israel or the Israeli affiliate of a Rated Bank (each, an “Israeli Bank”) or (b) a bank or trust company which is organized under, or authorized to operate as a bank or trust company under, the laws of a Pre-Expansion EU Member, the State of Israel, Canada or of the United States of America or any state thereof; provided that, for the purposes of this clause (b), such bank or trust company has capital, surplus and undivided profits aggregating in excess of US$250 million (or the foreign currency equivalent thereof as of the date of such investment) and whose long-term debt is rated “A2” or higher by Moody’s or “A” or higher by S&P or Fitch or the internationally equivalent rating category of another internationally recognized rating agency (or local affiliate thereof) (each such bank or trust company referred to in this clause (b), a “Rated Bank”);

(3)
repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (1) and (2) above entered into with any financial institution meeting the qualifications specified in clause (2) above;

(4)
commercial paper having at the time of acquisition one of the two highest ratings obtainable from Moody’s or S&P or Fitch or the internationally equivalent rating category of another internationally recognized rating agency (or local affiliate thereof) and, in each case, maturing within one year after the date of acquisition;

(5)
debt securities or debt instruments having at the time of acquisition a rating of “A” or higher by S&P or Fitch or “A2” or higher by Moody’s or the internationally equivalent rating category of another internationally recognized rating agency (or local affiliate thereof), in each case, issued by a company organized under the laws of a Pre-Expansion EU Member, the United States of America or Canada, but excluding any debt securities or instruments issued by the Issuer or any of its Affiliates;

(6)
debt securities or debt instruments having at the time of acquisition a rating of “A” or higher by S&P or Fitch, “A2” or higher by Moody’s, “ilAA-” or higher by S&P Maalot Ltd. (or its successors) or “Aa3” or higher by Midroog Ltd. (or its successors), the Israeli affiliate of Moody’s, in each case, issued by a company organized under the laws of the State of Israel, but excluding any debt securities or instruments issued by the Issuer or any of its Affiliates; and

(7)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

“Change of Control” means:

(1)
the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any Person (including any “person” (as that term is used in Section 13(d) of the U.S. Exchange Act)), other than a Permitted Holder, becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the U.S. Exchange Act), directly or indirectly, of more than 50% of the issued and outstanding Voting Stock of the Issuer (or a successor to the Issuer), measured by voting power rather than number of shares, provided that for the purposes of this definition any Voting Stock of which any Permitted Holder is the “beneficial owner” (other than deemed beneficial ownership derived from membership in a group) shall not be included in any Voting Stock of which any such other person or group is the “beneficial owner,” unless that other person or group is not an affiliate of a Permitted Holder and has the sole voting power with respect to that Voting Stock; or

(2)
the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Issuer and its Restricted Subsidiaries taken as a whole to any Person (including any “person” as defined in clause (1) of this definition) other than a Permitted Holder; or

(3)
(i) the B-Com Group ceases to maintain “control” (within the meaning of the Communications Law (Telecommunications and Broadcasting), 1982) of Bezeq, or (ii) the permit to control Bezeq issued to the Issuer, the Guarantors and additional members of the Eurocom Group on April 13, 2010, as amended, is revoked, provided that the Issuer and the Guarantors have not been issued a new permit to control Bezeq pursuant to the Communications Order within the periods set forth in Section 6(a) of the Communications Order; or

(4)	the adoption by the stockholders of the Issuer of a plan or proposal for the liquidation or dissolution of the Issuer.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Clearstream” means Clearstream Banking, S.A.

“Collateral” means the property and assets of the Issuer, any Guarantor, or any other Person over which a Lien has been granted to secure the Notes and/or a Guarantee pursuant to the Security Documents.

“Common Stock” means, with respect to any Person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person’s common stock whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Communications Law” means the Israeli Communications Law (Telecommunications and Broadcasting), 1982, as amended or supplemented from time to time.

“Communications Order” means, the Israeli Communications Order (Telecommunications and Broadcasting) (Determination of an Essential service Provided by Bezeq the Israel Telecommunications Corp. Ltd.), 1997, as amended or supplemented from time to time.

“Consolidated EBITDA” means, for any period, with respect to any Person (taken together with its consolidated subsidiaries (as determined in accordance with IFRS)), the net income (or loss) of such Person (as determined in accordance with IFRS), plus, to the extent deducted in arriving at such net income (loss), (without duplication);

(1)	all depreciation and amortization expense for such period;

(2)	all provision for or payment of taxes on income, profits or capital for such period;

(3)	all interest expense and other financing cost expenses for such period; and

(4)
the aggregate amount of all other non-cash and other non-recurring charges, expenses or losses reducing net income (loss) during such period (excluding any such non-cash charge, expense or loss to the extent it represents an accrual of or reserve for cash charges in any future period) less the aggregate amount of all other non-cash and other non-recurring charges, expenses or losses increasing net income (loss) during such period (excluding any such non-cash charge, expense or loss to the extent it represents a receipt of cash in any future period), in each case, as determined in accordance with IFRS (in the case of (1), (2) and (3) of this definition), and excluding therefrom the cumulative effect of any change in accounting principles.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing in any manner, whether directly or indirectly, any operating lease, dividend or other obligation that does not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”), including any obligation of such Person, whether or not contingent:

(1)	to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2)	to advance or supply funds:

(a)	for the purchase or payment of any such primary obligation; or

(b)	to maintain the working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3)
to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“continuing” means, with respect to any Default or Event of Default, that such Default or Event of Default has not been cured or waived.

“Control Permit” means the permit to control Bezeq issued to the Issuer, the Guarantors and additional members of the Eurocom Group, a private telecommunications group in Israel, on April 13, 2010, as amended or supplemented from time to time.

“Currency Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, futures contract, option contract, derivative or other similar agreement as to which such Person is a party or a beneficiary.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Definitive Registered Note” means a certificated Note registered in the name of the Registered Holder thereof and issued in accordance with Sections 2.01(c) and 2.06 hereof in exchange for a Book-Entry Interest and in a minimum principal amount at maturity of US$1 and integral multiples of US$1 in excess thereof, substantially in the form of Exhibit A hereto.

“Depositary” means the nominee company of Bank Hapoalim B.M. as depositary until a successor replaces it and thereafter means the successor serving hereunder.

“Disinterested Director” means, in respect of any transaction or series of related transactions between the B-Com Group and one or more other parties, a member of the Board of Directors of the Issuer that does not have a material direct or indirect financial interest in or with respect to such transaction. A member of the Board of Directors of the Issuer shall not be deemed to have such a financial interest solely by reason of such member holding Capital Stock of the Issuer or any member of the B-Com Group or any Holding Company thereof or any options, warrants or other rights in respect of such Capital Stock.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1)	matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2)	is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Issuer or a Restricted Subsidiary); or

(3)	is redeemable at the option of the holder of the Capital Stock in whole or in part,

in each case, on or prior to the earlier of the date (a) of the Stated Maturity of the Notes or (b) on which there are no Notes outstanding, provided that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided, further that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Issuer to repurchase such Capital Stock upon the occurrence of a change of control or asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable), provided that the Issuer may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) pursuant to such provision prior to compliance by the Issuer with the provisions of Sections 3.12, 4.10 and 4.15 and such repurchase or redemption complies with Section 4.07.

“Dividend Period” means, each period starting from the date of receipt by the B-Com Group of a Pledged Bezeq Shares Distributed Amount and ending six months thereafter (provided that if Bezeq publicly announces a change in policy in respect of the timing of its dividend distributions, then from the time the policy comes into effect, the reference to such “six months” shall be deemed to be a reference to the newly effective period expected between dividend payments).

“Dollar Equivalent” means, with respect to any monetary amount in a currency other than U.S. Dollars, at any time of determination thereof by the Issuer or the Trustee, the amount of U.S. Dollars obtained by converting such currency involved in such computation into U.S. Dollars at the spot rate for the purchase of U.S. Dollars with the applicable currency as published in The Financial Times in the “Currency Rates” section (or, if The Financial Times is no longer published, or if such information is no longer available in The Financial Times, such source as may be selected in good faith by the Board of Directors or senior management of the Issuer) on the date of such determination.

“Equity Offering” means a sale of (x) Capital Stock of the Issuer or (y) Capital Stock of a Holding Company of the Issuer the proceeds of which are contributed as equity share capital to the Issuer, in each case, other than:

(1)	Disqualified Stock;

(2)	offerings registered on Form S-8 (or any successor form) under the U.S. Securities Act or any similar offering in other jurisdictions; and

(3)	any such sale to an Affiliate of the Issuer, including the Issuer or a Restricted Subsidiary.

“Euroclear” means Euroclear Bank, SA/NV.

“Eurocom” means Eurocom Communications Ltd., a company organized under the laws of the State of Israel (and any successor thereto).

“Eurocom Group” means Eurocom and certain of its related companies and Affiliates.

“Existing Debt” Indebtedness outstanding on the Issue Date in accordance with Sections 4.09(b)(1), (3) or (4) after giving effect to the use of proceeds of the Notes issued on the Issue Date.

“Existing Unsecured Notes” means the Existing Unsecured Notes described in the Offering Memorandum under “Description of Certain Other Financing Arrangements—Existing Unsecured Notes.”

“fair market value” unless otherwise specified, means the fair market value as determined in good faith by the Board of Directors or senior management or an Officer of the Issuer or a Restricted Subsidiary.

“Fitch” means Fitch Ratings Inc. (or its successors).

“Fixed Operational Charges” means for any period, the operating expenses of the Issuer and the Restricted Subsidiaries for such period, as determined in accordance with IFRS.

“General Expenses” has the meaning set forth in Section 4.07(f)(2)(F).

“Global Notes” means, individually and collectively, each of the Global Notes deposited with or on behalf of and registered in the name of the Depositary, as nominee of Bank Hapoalim B.M., that will be issued in an initial amount equal to the principal amount of the Notes initially resold in reliance on Rule 144A and Regulation S, substantially in the form of Exhibit A hereto, issued in accordance with Sections 2.01 and 2.06 hereof.

“guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)
to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2)	entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “guarantee” used as a verb has a corresponding meaning.

“Guarantee” means the guarantee by each Guarantor of the Issuer’s obligations under this Indenture and the Notes, executed pursuant to the provisions of this Indenture.

“guarantor” means the obligor under a guarantee.

“Guarantor” means the Initial Guarantors and each Person that executes a Guarantee in  accordance with the provisions of this Indenture in its capacity as a guarantor of the Notes and its respective successors and assigns, until the Guarantee of such Person has been released in accordance with the provisions of this Indenture.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

“Holder” means a Person in whose name a Note is registered in the records of a Participant and any Person in whose name a Definitive Registered Note is registered in the register maintained in accordance with Section 2.03.

“Holding Company” means, in relation to a Person, an entity of which that Person is a Subsidiary.

“IFRS” means the accounting standards issued by the International Accounting Standards Board and its predecessors as in effect on the Issue Date (other than in the case of Section 4.03, for which IFRS shall mean IFRS as in effect at the applicable time of determination).

“Incur” or “incur” means issue, create, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary; and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1)	money borrowed or raised;

(2)	any bond, note, loan stock, debenture or similar debt instrument;

(3)	acceptance or documentary credit facilities;

(4)	receivables sold or discounted (otherwise than on a non-recourse basis and other than in the normal course of business for collections);

(5)
payments for assets acquired or services supplied deferred for a period of over 180 days (or 360 days if such deferral is in accordance with the terms pursuant to which the relevant assets were or are to be acquired or services were or are to be supplied) after the relevant assets were or are to be acquired or the relevant services were or are to be supplied;

(6)	Capitalized Lease Obligations of such Person;

(7)	any other transaction (including without limitation forward sale or purchase agreements) having the commercial effect of a borrowing or raising of money or any of (2) to (6) of this definition;

(8)
the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Restricted Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends); and

(9)
to the extent not otherwise included in this definition, net obligations of such Person under Hedging Obligations (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time, to the extent such items (other than letters of credit, Disqualified Stock, Preferred Stock and Hedging Obligations) would be reflected as a liability on the face of the balance sheet of such Person prepared in accordance with IFRS.  In addition, the term “Indebtedness” includes all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person, and the principal component of Indebtedness of other Persons to the extent guaranteed by such Person to the extent not otherwise included in the Indebtedness of such Person; provided, however, that in the case of Indebtedness secured by a Lien, the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination (as determined in good faith by the Issuer) and (b) the amount of such Indebtedness of such other Persons.

Notwithstanding the foregoing, “Indebtedness” shall not include (a) any lease, concession or license that would constitute an operating lease under IFRS as in effect on the Issue Date, (b) any Contingent Obligation Incurred in the ordinary course of business (not in respect of Indebtedness), (c) any accrued expenses and/or trade payables, (d) any Subordinated Shareholder Loans, (e) obligations in respect of value added taxes or similar payables, (f) any obligations to the Israeli Ministry of Communications or other governmental agency or entity in respect of the “control permit” granted to the B-Com Group in respect of the Bezeq Group or any obligations of the Bezeq Group in respect of the Bezeq Group’s communications licenses, (g) pension or employee compensation obligations (including in respect of national insurance), (h) any provisions or reserves made in accordance with IFRS, and (i) tax obligations. The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any Contingent Obligations at such date.

“Independent Financial Advisor” means an accounting, valuation, appraisal or investment banking firm of international standing that is, in the good faith judgment of the Board of Directors or senior management of the Issuer, qualified to perform the task for which it has been engaged.

“Initial Deposit” has the meaning set forth in Section 4.07(b).

“Initial Guarantors” means SP-1 and SP-2.

“Initial Lockbox Amount” means an amount equal to the amount of interest that will accrue on the Notes from and including the Issue Date to but excluding the date that is one year after the Issue Date.

“Initial Notes” means the first $800,000,000 in aggregate principal amount of the Notes issued under this Indenture on the Issue Date.

“Instructions” means any written notices, written directions or written instructions received by the Trustee or any of the Agents in accordance with the provisions of this Indenture from an Authorized Person or from a person reasonably believed by the Trustee or any of the Agents to be an Authorized Person.

“Interest Rate Agreement” means, with respect to any Person, any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

“Intercreditor Agreement” means the Intercreditor Agreement, to be dated on or about the Issue Date, among the Issuer, the Guarantors, the Trustee, the Security Agent and the counterparties to certain hedging obligations.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances or extensions of credit to customers in the ordinary course of business) or other extensions of credit (including by way of guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with IFRS.  If the Issuer or a Restricted Subsidiary transfers, conveys, sells, leases or otherwise disposes of Voting Stock of a Restricted Subsidiary such that such Subsidiary is no longer a Restricted Subsidiary, then the Investment of the Issuer in such Person shall be deemed to have been made as of the date of such transfer or other disposition in an amount equal to the fair market value (as determined in good faith by the Board of Directors or senior management of the Issuer).

“Investment Grade Status” shall occur when the Notes receive at least two out of three of the following:

(1)	a rating of “Baa3” (or the equivalent) or higher from Moody’s or any of its successors or assigns; and

(2)	a rating of “BBB—” (or the equivalent) or higher from S&P, or any of its successors or assigns; and

(3)	a rating of “BBB—” (or the equivalent) or higher from Fitch or any of its successors or assigns,

in each case, with a “stable outlook” from such rating agency.

“Investor” means the individual who is the indirect controlling shareholder of Eurocom as of the Issue Date.

“Israeli Securities Law” means the Israeli Securities Law 5728-1968, as amended and the regulations promulgated thereunder.

“Issue Date” means the date of first issuance of the Notes.

“Issuer” means B Communications Ltd. and any and all successors thereto.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Liquidity Test Amount” means the NIS Equivalent of the amount equal to (i) the amount of interest required to be paid by the B-Com Group with respect to its outstanding Indebtedness (including the Notes) during any twelve-month period beginning on the date on which the event for which the calculation of the Liquidity Test Amount is made (the “Calculation Date”) plus (ii) the amount of the Notes and the Existing Unsecured Notes (or any Indebtedness used to refinance any of the foregoing (whenever Incurred) (provided such refinancing Indebtedness has a Weighted Average Life to Maturity equal to or greater than the Indebtedness refinanced)), plus accrued and unpaid interest, with a Stated Maturity (including under any sinking fund, amortization or partial repayment provision) occurring during any such twelve-month period.

“Lockbox Account” means one or more accounts designated as a Lockbox Account and maintained by SP-2 (or any of its successors) and pledged as Collateral to the Security Agent for the benefit of the holders of the Notes; provided that any such account is opened in one of the five major banks in Israel and will be considered a Lockbox Account only after the Trustee and the Security Agent have been provided with the following documents: (i) (x) within two Business Days of the execution thereof, duly executed pledge documents substantially in the form of the pledge documents signed in connection with the Lockbox Charges on the Issue Date or such other form as agreed by the Security Agent, or (y) evidence that such pledge documents were submitted to the Israeli Companies Registrar within 21 days of the execution thereof; (ii) an Opinion of Counsel confirming the creation and enforceability of the pledges of such account; and (iii) a letter issued by the bank in which the account was opened, confirming that the bank has waived its set-off rights, in a form customary for banks in Israel.

“Lockbox Charges” means a fixed charge over the rights of SP-2 in the Lockbox Account (as such rights may vary from time to time) and the assets in the Lockbox Account on the Issue Date immediately after the application of the Initial Deposit pursuant to Section 4.07, and a floating charge over the assets deposited in the Lockbox Account subsequent to the Issue Date and in accordance with Section 4.07.

“Mandatory Debt Service Amount” means, with respect to any Dividend Period, (a) the principal amount of the then outstanding Notes and the Existing Unsecured Notes (or any Indebtedness Incurred to refinance any of the foregoing (whenever Incurred) (provided such refinancing Indebtedness has a Weighted Average Life to Maturity that is equal to or greater than the Weighted Average Life to Maturity of the Indebtedness refinanced)) with a Stated Maturity (including under any sinking fund, amortization or partial repayment provision) occurring during such Dividend Period (and tested on the date of receipt of the applicable Pledged Bezeq Shares Distributed Amount) plus, without duplication, (b) the amount equal to the amount of interest (and any Additional Amounts and other similar tax gross-up payments required by the terms of any Indebtedness of the B-Com Group, if any) required to be paid by the B-Com Group with respect to all of its outstanding Indebtedness (including the Notes) during such Dividend Period beginning on the date of the receipt by the B-Com Group of a Pledged Bezeq Shares Distributed Amount (and tested on the date of receipt of the applicable Pledged Bezeq Shares Distributed Amount).

“Means of Control” means the right to vote at a general meeting of a company, appoint a director or general manager of the company, or to participate in the profits of the company or a share of its remaining assets after payment of its debts upon liquidation.

“Ministers” means the Prime Minister of Israel and the Israeli Minister of Communications.

“MIFID” means the Markets in Financial Instruments Directive 2004/39/EC.

“Ministry of Communications” means the Israeli Ministry of Communications.

 “Moody’s” means Moody’s Investor Services, Inc. (or its successors).

“NASDAQ” means The NASDAQ Stock Market LLC.

“Net Available Cash” from a Shares Disposition means cash payments and Cash Equivalents received therefrom, in each case, net of:

(1)
all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under IFRS (after taking into account any available tax credits or deductions and any tax sharing agreements), as a direct consequence of such Pledged Shares Disposition; and

(2)
the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with IFRS, against any liabilities associated with the assets disposed of in such Share Disposition and retained by the Issuer or any Restricted Subsidiary after such Share Disposition.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock or other instrument, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

 “NIS” means New Israeli Shekels, the lawful currency of the State of Israel.

“NIS Equivalent” means, with respect to any monetary amount in a currency other than NIS, at any time of determination thereof by the Issuer or the Trustee, the amount of NIS obtained by converting such currency other than NIS involved in such computation into NIS at the applicable Bank of Israel exchange rate for such other currency.

“Non-Recourse Debt” means Indebtedness of a Person:

(1)
as to which neither the Issuer nor any Restricted Subsidiary (a) provides any guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise);

(2)
no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Issuer or any Restricted Subsidiary to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; and

(3)	the explicit terms of which provide there is no recourse against any of the assets of the Issuer or the Restricted Subsidiaries.

 “Notes” has the meaning assigned to it in the preamble to this Indenture.  The Initial Notes and the Additional Notes shall be treated as a single class for all purposes under this Indenture, and unless the context otherwise requires, all references to the Notes shall include the Initial Notes and any Additional Notes.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Offering Memorandum” means the offering memorandum dated February 10, 2014, relating to the offering of the Initial Notes.

“Officer” of any Person means the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, any Director, the Treasurer or the Secretary of such Person.

“Officer’s Certificate” means a certificate signed by one Officer or by an Assistant Treasurer or an Assistant Secretary of the Issuer that meets the requirements of Section 14.04 hereof.

“Opinion of Counsel” means a written opinion from legal counsel (or with respect to tax matters, a written letter from a tax advisor or counsel) who is reasonably acceptable to the Trustee that meets the requirements of Section 14.04 hereof.  The counsel or advisor may be an employee of or counsel or advisor to the Issuer or the Trustee.

“Pari Passu Indebtedness” means (1) with respect to the Issuer, any Indebtedness that ranks pari passu in right of payment to the Notes; and (2) with respect to the Guarantors, any Indebtedness that ranks pari passu in right of payment to such Guarantor’s Guarantee.

“Participant” means, with respect to the Depositary, a member of the TASE.

“Permitted Collateral Liens” means:

(1)
Liens on Collateral that are described in one or more of clauses (4), (5) and (10) of the definition of “Permitted Liens” and that, in each case, would not materially interfere with the ability of the Security Agent to enforce the security interest in the Collateral;

(2)
Liens on Collateral that secure Indebtedness incurred pursuant to clauses (3), (5) (to the extent the Indebtedness being refinanced was secured by Collateral), (11) (to the extent the Indebtedness guaranteed is secured on the Collateral) and (12) of Section 4.09(b); and

(3)
Liens on Collateral that secure Hedging Obligations incurred pursuant to clause (7) of Section 4.09(b), provided that such Hedging Obligations are in respect of Indebtedness referred to in clause (2) of this definition, provided that, in the case of clauses (2) and (3) of this definition, (i) the parties thereto will have entered into the Intercreditor Agreement or an Additional Intercreditor Agreement and (ii) all property and assets (including, without limitation, the Collateral) securing such Indebtedness also secures the Notes and the Guarantees on a senior or pari passu basis (except that in the case of clause (3) of this definition, such Hedging Obligations may receive priority with respect to distributions of proceeds of any enforcement of Collateral).

“Permitted Holders” means, collectively, (1) the Investor, (2) any controlled Affiliate or Related Person of the Investor, (3) any Person who is acting as an underwriter in connection with any public or private offering of Capital Stock of the Issuer, acting in such capacity and (4) any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the U.S. Exchange Act) whose acquisition of “beneficial ownership” (within the meaning of Rules 13d-3 and 13d-5 under the U.S. Exchange Act) of Voting Stock or of all or substantially all of the assets of the Issuer and the Restricted Subsidiaries (taken as a whole) constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of Section 4.15.

“Permitted Liens” means:

(1)	Liens securing Indebtedness Incurred under clauses (3), (11) (to the extent guaranteeing Indebtedness Incurred under clauses (3) or (12) of Section 4.09(b)) or (12) of Section 4.09(b);

(2)	Liens on Unpledged Bezeq Shares;

(3)
pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(4)
Liens imposed by law, including carriers’, warehousemens’, mechanics’, landlords’, materialmens’, repairmens’ and other like Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by IFRS shall have been made in respect thereof;

(5)
Liens for taxes, assessments or other governmental charges not yet subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings provided appropriate reserves required pursuant to IFRS have been made in respect thereof;

(6)
Liens in favor of issuers of surety or performance bonds or letters of credit or bankers’ acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

(7)
encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of the Issuer and the Restricted Subsidiaries or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of the Issuer and its Restricted Subsidiaries;

(8)
Liens securing Hedging Obligations permitted to be Incurred under clause (7) of Section 4.09(b) so long as the related Indebtedness is, and is permitted to be under this Indenture, secured by a Lien on the same property (including Collateral) securing such Hedging Obligation;

(9)
Leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) Incurred in the ordinary course of business and which do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries;

(10)
Liens arising out of judgments, decrees, orders or awards not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree, order or award have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(11)
Liens arising solely by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided that such deposit account is not intended by the Issuer or any Restricted Subsidiary to provide collateral to the depository institution;

(12)
Liens arising from United States Uniform Commercial Code financing statement filings (or similar filings in other applicable jurisdictions) regarding operating leases entered into by the Issuer and the Restricted Subsidiaries in the ordinary course of business;

(13)	Liens existing on, or provided for under written arrangements existing on, the Issue Date;

(14)
Liens on property (including Capital Stock) of a Person existing at the time such Person becomes a Restricted Subsidiary or is merged with or into or consolidated with the Issuer or any Restricted Subsidiary; provided that such Liens were in existence prior to the contemplation of such Person becoming a Restricted Subsidiary or such merger or consolidation, were not incurred in contemplation thereof and do not extend to any assets other than those of the Person that becomes a Restricted Subsidiary or is merged with or into or consolidated with the Issuer or any Restricted Subsidiary;

(15)
Liens on property at the time the Issuer or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into any Restricted Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by the Issuer or such Restricted Subsidiary;

(16)	Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary;

(17)
Liens securing Refinancing Indebtedness Incurred to refinance Indebtedness that was previously so secured, provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder;

(18)	Liens on Capital Stock or other securities of any Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary;

(19)
any encumbrance or restriction (including, but not limited to, put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement; and

(20)
Liens over rights under loan agreements relating to, or over notes or similar instruments evidencing, the on-loan of proceeds received by a Restricted Subsidiary from the issuance of Indebtedness, which Liens are created to secure payment of such Indebtedness, provided, that, in the case of any Liens referred to in clauses (1) and (8) of this definition over the Capital Stock of SP-1, the Notes shall be concurrently secured by such Capital Stock on an equal and ratable, or senior, basis to the Indebtedness secured by such Lien for so long as such Liens secure the Indebtedness referred to in such clauses.

“Permitted Lockbox Fund Application” has the meaning set forth in Section 4.07(f).

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision hereof or any other entity.

“Pledge Permit” means a permit to hold Means of Control pursuant to a lien on the Means of Control in Bezeq and SP-2, which was granted by the Ministers to the Security Agent on January 28, 2014, pursuant to the Communications Law and the Communications Order, a copy of which is attached hereto as Exhibit E, as amended or supplemented from time to time.

“Pledged Bezeq Shares Distributed Amounts” means the amount (or the fair market value thereof to the extent such amounts are not in cash) of dividends and other distributions distributed by Bezeq to the B-Com Group with respect to the Pledged Bezeq Shares from time to time.

“Preferred Stock,” as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

“Proceeds Loans Pledges” means a pledge of the rights of the Issuer under proceeds loans between the Issuer and SP-1 and between the Issuer and SP-2 in respect of a portion of the proceeds from the offering of the Notes, which the Issuer undertakes to create promptly after the Expected Series A Debentures Redemption (as defined in the Offering Memorandum).

“pro forma,” as used in this Indenture in relation to the Adjusted Net Leverage Ratio, shall include without limitation the following adjustments when calculating Adjusted EBITDA for the applicable period, if, as of such date of determination:

(1)
since the beginning of such period, such applicable Person has disposed of any company, any business, or any group of assets constituting an operating unit of a business or otherwise ceases to be a Restricted Subsidiary (and is not a Restricted Subsidiary at the end of such period) (any such disposition, a “Sale”) or if the transaction giving rise to the need to calculate the Adjusted Net Leverage Ratio is such a Sale, Adjusted EBITDA for such period will be reduced by an amount equal to the Adjusted EBITDA (if positive) attributable to the assets which are the subject of such Sale for such period or increased by an amount equal to the Adjusted EBITDA (if negative) attributable thereto for such period; provided that if any such sale constitutes “discontinued operations” in accordance with IFRS, Adjusted EBITDA shall be reduced by an amount equal to the Adjusted EBITDA (if positive) attributable to such operations for such period or increased by an amount equal to the Adjusted EBITDA (if negative) attributable thereto for such period;

(2)
since the beginning of such period, such applicable Person (by merger or otherwise) has made an Investment in any Person that thereby becomes a Restricted Subsidiary, or otherwise has acquired any company, any business, or any group of assets constituting an operating unit of a business or a Person otherwise becomes a Restricted Subsidiary (and remains a Restricted Subsidiary at the end of such period) (any such Investment or acquisition, a “Purchase”), including any such Purchase occurring in connection with a transaction causing a calculation to be made hereunder, Adjusted EBITDA for such period will be calculated after giving pro forma effect thereto, including anticipated synergies (other than revenue synergies) and cost savings calculated in good faith by a responsible financial or chief accounting officer of the Issuer as if such Purchase occurred on the first day of such period;

(3)
since the beginning of such period, any Person (that became a Subsidiary or was merged or otherwise combined with or into such applicable Person or any of its Subsidiaries since the beginning of such period) will have made any Sale or any Purchase that would have required an adjustment pursuant to clause (1) or (2) of this definition if made by such applicable Person or any of its Subsidiaries since the beginning of such period, Adjusted EBITDA for such period will be calculated after giving pro forma effect thereto, including anticipated synergies (other than revenue synergies) and cost savings calculated in good faith by a responsible financial or chief accounting officer of the Issuer as if such Sale or Purchase occurred on the first day of such period.

For the purposes of this definition, the Adjusted Net Leverage Ratio and the definitions of Adjusted EBITDA and Consolidated EBITDA (a) calculations will be as determined in good faith by a responsible financial or chief accounting officer of the Issuer (including in respect of cost savings and synergies), (b) in determining the amount of Indebtedness outstanding on any date of determination, pro forma effect shall be given to any Incurrence, repayment, repurchase, defeasance or other acquisition, retirement or discharge of Indebtedness as if such transaction had occurred on the first day of the relevant period and (c) if any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months).

“Purchase Money Obligations” means any Indebtedness Incurred to finance or refinance the acquisition, leasing, construction or improvement of property (real or personal) or assets (including Capital Stock), and whether acquired through the direct acquisition of such property or assets or the acquisition of the Capital Stock of any Person owning such property or assets, or otherwise.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“Qualifying Investor” means (i) a QIB, (ii) a person described in sub-paragraph (1) of Section I of Annex II to MIFID who is authorized or regulated by a member state (“Member State”) of the European Economic Area or (iii) an “institutional investor,” as set forth in Section 15A(b)(1) of the Israeli Securities Law and that has provided the requisite certification under the First Addendum of the Israeli Securities Law or was individually approved by the Israel Securities Authority as an “institutional investor,” as set forth in Section 15A(b)(2) of the Israeli Securities Law; provided that (A) in relation to offers of Notes in any Member State, “Qualifying Investor” shall only have the meaning set forth in sub-clause (ii) hereof (provided, however, that if such person meets the requirements of (i) or (iii) above, such person may be a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive) and such offers will be subject to any relevant implementing measure in each Member State of Article 2(1)(e) of the Prospectus Directive and (B) in relation to offers of Notes to natural persons resident in Israel or entities organized or formed in Israel, “Qualifying Investor” shall only have the meaning set forth in sub-clause (iii) hereof.

“Rating Agencies” means S&P and Fitch or, in the event S&P or Fitch no longer assigns a rating to the Notes, any other “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the U.S. Exchange Act selected by the Issuer as a replacement agency.

“Refinancing Indebtedness” means Indebtedness of the Issuer or a Restricted Subsidiary that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, “refinance,” “refinances,” and “refinanced” shall have a correlative meaning) any Indebtedness existing on the Issue Date or Incurred in compliance with this Indenture, including Indebtedness that refinances Refinancing Indebtedness, including successive refinancings; provided, however, that with respect to Refinancing Indebtedness of the type referred to in Section 4.09(b)(5):

(1)
if the Indebtedness being refinanced constitutes Subordinated Obligations, (a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity later than the Stated Maturity of the Notes;

(2)
such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus an amount to pay any interest, fees and expenses, premiums and defeasance costs, Incurred in connection therewith;

(3)
in the case of the refinancing of any Subordinated Obligation, such Refinancing Indebtedness is subordinated in right of payment to the Notes on terms at least as favorable to the holders of the Notes as those contained in the documentation governing the Subordinated Obligation being extended, refinanced, renewed, replaced, defeased or refunded; and

(4)
if the Issuer or any Guarantor was the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged, such Indebtedness is incurred either by the Issuer or a Guarantor.

Indebtedness Incurred by the Issuer or any Restricted Subsidiary (the “Refinancing Debt”) within 270 days prior to the date on which other Indebtedness of the Issuer or Indebtedness or Preferred Stock of such Restricted Subsidiary, as the case may be, other than Indebtedness secured by Permitted Collateral Liens (the “Refinanced Debt”), is to be fully repaid will be deemed to be Refinancing Indebtedness in respect of the Refinanced Debt if: (a) the agreement to which the Issuer or such Restricted Subsidiary is a party relating to the Refinancing Debt expressly provides that the Issuer or such Restricted Subsidiary shall apply the proceeds from the Refinancing Debt to the repayment of the Refinanced Debt within 270 days of the date the Refinancing Debt is Incurred; (b) the proceeds from the Refinancing Debt are actually applied to permanently repay the Refinanced Debt (with corresponding permanent reduction of the commitment amounts related to Refinanced Debt if such Refinanced Debt was provided under a revolving credit or similar facility) within such 270-day period; and (c) until the Refinanced Debt is repaid, the proceeds of the Refinancing Debt are kept in a segregated account in the form of cash and cash equivalents.

“Registered Holder” means a Person in whose name a Note is registered with the Registrar.

“Regulation S” means Regulation S promulgated under the U.S. Securities Act.

“Related Business” means any business that is the same as or related, ancillary or complementary to any of the businesses of the Issuer, any Restricted Subsidiary and/or any member of the Bezeq Group on the Issue Date.

“Related Person” with respect to the Investor, means:

(1)	any controlling equity holder or majority (or more) owned Subsidiary of such Permitted Holder; or

(2)
in the case of an individual, any spouse, family member or relative of such individual, any trust or partnership for the benefit of one or more of such individual and any such spouse, family member or relative, or the estate, executor, administrator, committee or beneficiaries of any thereof; or

(3)
any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners or owners thereof, or Persons beneficially holding in the aggregate a majority (or more) controlling interest therein consist of the Investor and/or such other Persons referred to clauses (1) and (2) of this definition.

“Responsible Officer,” when used with respect to the Trustee, means any officer within the trust department of the Trustee (or any successor group of the Trustee) or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

“Restricted Cash” means any funds, property or assets expressly required under the terms of this Indenture to be deposited in or allocated to the Lockbox Account other than funds, property or assets  with respect to which this Indenture expressly provides that such funds shall constitute Unrestricted Cash.

“Restricted Subsidiary” means any Subsidiary of the Issuer other than an Unrestricted Subsidiary. For the avoidance of doubt, none of Bezeq and its subsidiaries is a “Restricted Subsidiary” hereunder.

“Rule 144A” means Rule 144A promulgated under the U.S. Securities Act.

“Rule 903” means Rule 903 promulgated under the U.S. Securities Act.

“Rule 904” means Rule 904 promulgated under the U.S. Securities Act.

“S&P” means Standard and Poor’s Ratings Services (or its successors).

“SEC” means the United States Securities and Exchange Commission.

“Security Agent” means Mishmeret Trust Company Ltd., until a successor replaces it in accordance with the applicable provisions of this Indenture and the Security Documents and thereafter means the successor serving hereunder.

“Security Documents” means the Bezeq Share Pledge, the SP-2 Share Pledge, the Lockbox Charges and the Proceeds Loans Pledges and other instruments and documents executed and delivered pursuant to this Indenture or any of the foregoing, as the same may be amended, supplemented or otherwise modified from time to time and pursuant to which the Collateral is pledged, assigned or granted to or on behalf of the Security Agent for the ratable benefit of the Holders and the Trustee.

“Shares Disposition” means any direct or indirect sale, transfer or other disposition by the Issuer or the Restricted Subsidiaries of any Specified Shares (other than a sale, transfer or other disposition of Specified Shares between the Issuer and/or a Guarantor and another Guarantor, provided that such sale, transfer or other disposition complies with Section 4.18).

“Significant Subsidiary” means, at the date of determination, any Restricted Subsidiary that together with its Subsidiaries which are Restricted Subsidiaries (i) for the most recent fiscal year, accounted for more than 10% of the consolidated revenues of the Issuer or (ii) as of the end of the most recent fiscal year, was the owner of more than 10% of the consolidated assets of the Issuer.

“SP-1” means B Communications (SP1) Ltd., a company organized under the laws of the State of Israel or any successor.

“SP-2” means B Communications (SP2) Ltd., a company organized under the laws of the State of Israel or any successor.

“SP-2 Share Pledge” means a pledge by SP-1 of all of the issued and outstanding share capital of SP-2 and all rights deriving therefrom, including without limitation, an assignment by SP-1 of the right to receive dividends in respect thereof (the “Pledged SP-2 Shares”).

“Specified Shares” means any (i) Pledged Bezeq Shares and (i) any Capital Stock of SP-1, SP-2 or any other Restricted Subsidiary that owns directly or indirectly any Pledged Bezeq Shares.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any Contingent Obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Obligation” means, in the case of the Issuer, any Indebtedness (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinated or junior in right of payment to the Notes or pursuant to a written agreement and, in the case of a Guarantor, any Indebtedness (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinated or junior in right of payment to the Guarantee of such Guarantor.

“Subordinated Shareholder Loans” means Indebtedness of the Issuer (and any security into which such Indebtedness, other than Capital Stock, is convertible or for which it is exchangeable at the option of the holder) issued to and held by any Holding Company of the Issuer or Affiliate of the Issuer (other than any member of the B-Com Group or the Bezeq Group) that (either pursuant to its terms or pursuant to an agreement with respect thereto):

(1)
does not mature or require any amortization, redemption or other repayment of principal or any sinking fund payment prior to the first anniversary of the Stated Maturity of the Notes (other than through conversion or exchange of such Indebtedness into Capital Stock (other than Disqualified Stock) of the Issuer or any Indebtedness meeting the requirements of this definition);

(2)	does not require, prior to the first anniversary of the Stated Maturity of the Notes, payment of cash interest, cash withholding amounts or other cash gross-ups, or any similar cash amounts;

(3)
contains no change of control or similar provisions that are effective, and does not accelerate and has no right to declare a default or event of default or take any enforcement action or otherwise require any cash payment prior to the first anniversary of the Stated Maturity or the Notes;

(4)	does not provide for or require any security interest or encumbrance over any asset of the Issuer or any of the Restricted Subsidiaries;

(5)
is subordinated in right of payment to the prior payment in full of the Notes in the event of (a) a total or partial liquidation, dissolution or winding up of the Issuer, (b) a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Issuer or its property, (c) an assignment for the benefit of creditors or (d) any marshalling of the Issuer’s assets and liabilities;

(6)
under which the Issuer may not make any payment or distribution of any kind or character with respect to any obligations on, or relating to, such Subordinated Shareholder Loans if (x) a payment Default on the Notes occurs and is continuing or (y) any other Default under this Indenture occurs and is continuing on the Notes that permits the holders of the Notes to accelerate their maturity and the Issuer receives notice of such Default from the requisite holders of the Notes, until in each case the date on which such Default is cured or waived; and

(7)
under which, if the holder of such Subordinated Shareholder Loans receives a payment or distribution with respect to such Subordinated Shareholder Loan (a) other than in accordance with this Indenture or as a result of a mandatory requirement of applicable law or (b) under circumstances described under clauses (5)(a) through (d) of this definition, such holder will forthwith pay all such amounts to the Trustee to be held in trust for application in accordance with this Indenture.

“Subsidiary” of any Person means (a) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or Persons performing similar functions) or (b) any partnership, joint venture limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (a) and (b), at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Issuer. For the avoidance of doubt, none of Bezeq or any of its subsidiaries is a “Subsidiary” of the Issuer hereunder.

“Supplementary Pledged Bezeq Shares” means any additional Bezeq Shares required by the Bezeq Share Pledge to be pledged to secure the Notes and the Guarantees such that the total number of Bezeq Shares subject to the Bezeq Share Pledge satisfies the minimum control holding rate requirement under the Control Permit.

“TACT Institutional System” means the system for trading securities by institutional investors of the TASE.

“TASE” means the Tel Aviv Stock Exchange Ltd.

“TASECH” means the Tel Aviv Stock Exchange Clearing House Ltd.

“Tax” means any tax, duty, levy, impost, assessment or other governmental charge of whatever nature (including, without limitation, penalties and interest and other similar liabilities related thereto, and, for the avoidance of doubt, including any withholding or deduction for or on account of Tax).  “Taxes” and “Taxation” shall be construed to have corresponding meanings.

“Treasury Rate” means the yield to maturity at the time of computation of U.S. Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days (but not more than five Business Days) prior to the redemption date (or, if such statistical release is not so published or available, any publicly available source of similar market date selected by the Issuer in good faith)) most nearly equal to the period from the redemption date to February 15, 2017; provided however, that if the period from the redemption date to February 15, 2017 is not equal to the constant maturity of a US Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by a linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of U.S. Treasury securities for which such yields are given, except that if the period from the redemption date to February 15, 2017 is less than one year, the weekly average yield on actually traded U.S. Treasury securities adjusted to a constant maturity of one year shall be used.

“Trust Office of the Trustee” will be at the address of the Trustee specified in Section 14.01 hereof or such other address as to which the Trustee may give notice to the Issuer.

“Trustee” means Mishmeret Trust Company Ltd., until a successor replaces it in accordance with the applicable provisions of this Indenture and thereafter means the successor serving hereunder.

“Unpledged Bezeq Shares” means the 24,477,153 Bezeq Shares (together with any additional Bezeq Shares acquired by the B-Com Group after the Issue Date (unless otherwise specified in the Indenture) held as of the Issue Date by the B-Com Group.

“Unpledged Bezeq Shares Distributed Amounts” means the amount of dividends and other distributions distributed by Bezeq to the B-Com Group with respect to the Supplementary Pledged Bezeq Shares and the Unpledged Bezeq Shares from time to time.

“Unrestricted Cash” means any funds, property or assets (including any property or assets acquired with or earned on such Unrestricted Cash) not expressly required by the terms of this Indenture to be deposited in or allocated to the Lockbox Account and any other funds with respect to which this Indenture expressly provides that such funds shall constitute Unrestricted Cash, including proceeds from Indebtedness permitted to be Incurred under this Indenture which are not otherwise expressly required by the terms of this Indenture to be deposited in or allocated to the Lockbox Account; provided that no Specified Shares or Collateral shall constitute Unrestricted Cash.

“Unrestricted Subsidiary” means:

(1)
any Subsidiary of the Issuer (other than SP-1, SP-2 or any other Subsidiary of the Issuer that, directly or indirectly, owns any of the Pledged Bezeq Shares (or any successor of any of the foregoing)) that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Issuer in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Issuer may designate any Subsidiary of the Issuer (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary only if:

(1)	all the Indebtedness of such Subsidiary and its Subsidiaries shall, at the date of designation, and will at all times thereafter, consist of Non-Recourse Debt;

(2)
as of the time of such designation either (a) such Subsidiary has de minimis assets or (b) the Issuer contemporaneously contributes cash and/or Cash Equivalents to the Lockbox Account (not otherwise required to be contributed thereto) in an amount equal to the fair market value (determined as of the time of such designation (but excluding the fair market value of any Unrestricted Cash owned by such Subsidiary)) of the Subsidiary being so designated as an Unrestricted Subsidiary (provided that such cash and Cash Equivalents shall be disregarded for purposes of determining the amount of cash and Cash Equivalents required to be maintained in, or otherwise deposited into, the Lockbox Account for any other provision of this Indenture) or (c) such Subsidiary is acquired with or has been capitalized with assets or cash other than Restricted Cash; and

(3)
such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of, or own or hold any Lien on any property of, the Issuer or any other Subsidiary of the Issuer which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

(4)
such subsidiary is a Person with respect to which neither the Issuer nor any Restricted Subsidiary has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(3)
on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with the Issuer or any Restricted Subsidiary with terms substantially and materially less favorable to the Issuer or such Restricted Subsidiary than those that might have been obtained from Persons who are not Affiliates of the Issuer, except for any such agreement, contract, arrangement or understanding that would be permitted pursuant to Section 4.11.

Any such designation by the Board of Directors of the Issuer shall be evidenced to the Trustee by promptly filing with the Trustee a resolution of the Board of Directors of the Issuer giving effect to such designation and an Officer’s Certificate certifying that such designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date.

The Board of Directors of the Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and either (x) the Issuer could Incur at least NIS 1.00 of additional Indebtedness under Section 4.09(a) or (y) the Adjusted Net Leverage Ratio (determined on a pro forma basis and for the most recent four fiscal quarters then ended) would be lower than it was immediately prior to giving effect to such designation, in each case, on a pro forma basis taking into account such designation. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation or an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Dollars,” “Dollars,” “$” or “US$” means and/or refers to the lawful currency of the United States.

“U.S. Exchange Act” means the Securities Exchange Act of 1934, as amended.

“U.S. Government Obligations” means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

“U.S. Securities Act” means the Securities Act of 1933, as amended.

“U.S. Person” means a U.S. Person as defined in Rule 902(k) promulgated under the U.S. Securities Act.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)
the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amounts of such Indebtedness.

“Wholly Owned Subsidiary” means a Restricted Subsidiary of the Issuer, all of the Capital Stock of which (other than directors’ qualifying shares or shares required by any applicable law or regulation to be held by a Person other than the Issuer or another Wholly Owned Subsidiary) is owned by the Issuer or another Wholly Owned Subsidiary.

Section 1.02                      Other Definitions.

Term	Defined in Section
“2013 ITA Ruling”	3.09(b)
“Additional Amounts”	4.19(a)
“Additional Intercreditor Agreement”	4.21
“Affiliate Transaction”	4.11(a)
“Authenticating Agent”	2.02
“Authentication Order”	2.02
“Authorized Agent”	14.06
“Base Pledged Bezeq Shares”	1.01
“bankruptcy provisions”	6.01(a)(6)(y)
“Calculation Date”	1.01
“Change of Control Offer”	4.15
“Change of Control Payment”	4.15
“Change of Control Payment Date”	4.15
“Change of Control Purchase Date”	4.15
“Change of Control Purchase Price”	4.15
“Change in Tax Law”	3.09(b)
“Covenant Defeasance”	8.03
“cross acceleration provision”	6.01(a)(5)(B)
“Delisting”	3.09(c)
“Disposition Offer”	3.12
“Disposition Offer Amount”	3.12(d)
“Disposition Offer Period”	3.12(d)
“Disposition Purchase Date”	3.12(d)
“Event of Default”	6.01
“incur”	4.09
“Initial Default”	6.04(b)
“Initial Deposit”	4.07(b)
“Investment Grade Status Period”	4.20
“Israeli Bank”	1.01
“judgment default provision”	6.01(a)(7)
“Legal Defeasance”	8.02
“Other Shares Disposition Indebtedness”	3.12
“Paying Agent”	2.03
“Payor”	4.19(a)
“payment default”	6.01(a)(5)(A)
“Permitted Debt”	4.09(b)
“Pledged Bezeq Shares”	1.01
“Pledged SP-2 Shares”	1.01
“Pre-Expansion EU Member”	1.01
“primary obligations”	1.01

Term	Defined in Section
“primary obligor”	1.01
“Purchase”	1.01
“Rated Bank”	1.01
“Ratio”	1.01
“Refinanced Debt”	1.01
“Refinancing Debt”	1.01
“Registrar”	2.03
“Regulatory Redemption Date”	3.10
“Relevant Taxing Jurisdiction”	4.19(a)(3)
“Resale Restriction Termination Date”	2.06(f)(1)(A)
“Restricted Percentage Threshold”	2.06(f)(2)
“Sale”	1.01
“Shares Disposition Proceeds”	3.12
“Shortfall Amount”	4.07(c)(1)
“Successor Company”	5.01(a)(1)
“Tax Jurisdiction”	4.22
“Tax Redemption Date”	3.08
“Taxes”	4.19(a)
“Transfer”	4.10(c)
“Trustee”	8.05(a)
“Yes”	1.01

Section 1.03                      Rules of Construction.

Unless the context otherwise requires:

(a)           a term has the meaning assigned to it;

(b)           an accounting term not otherwise defined has the meaning assigned to it in accordance with IFRS;

(c)           “or” is not exclusive;

(d)           words in the singular include the plural, and in the plural include the singular;

(e)           “will” shall be interpreted to express a command;

(f)           provisions apply to successive events and transactions; and

(g)          references to sections of or rules under the U.S. Securities Act will be deemed to include substitute, replacement of successor sections or rules adopted by the SEC from time to time.

Article 2.
THE NOTES

Section 2.01                      Form and Dating

(a)           General.  The Notes and the Trustee’s or Authenticating Agent’s certificate of authentication will be substantially in the form of Exhibit A hereto.  The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage, including the provisions of the Applicable Procedures.  Each Note will be dated the date of its authentication.  The terms and provisions contained in the Notes will constitute, and are hereby expressly made, a part of this Indenture and the Issuer, the Guarantors, the Trustee and the Security Agent, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby.  However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling. Notwithstanding any other provision of this Indenture, the Global Notes will not bear any legend during such time as they are listed for trading on the TACT Institutional System.

(b)           Global Notes.  Notes issued in global form will be substantially in the form of Exhibit A hereto.  Each Global Note will represent such of the outstanding Notes as will be specified therein.  Each Global Note may from time to time be replaced in accordance with the Applicable Procedures with a new Global Note in the event of a reduction or increase, as appropriate, of the amount of outstanding Notes represented thereby to reflect an exchange or redemption pursuant to the terms of this Indenture. Each new Global Note shall be deposited with the Depositary and shall reflect the amount of outstanding Notes represented thereby.

Notes initially offered and resold to QIBs pursuant to Rule 144A under the U.S. Securities Act or initially offered and resold in reliance on Regulation S shall be issued initially in the form of a Global Note, which shall be deposited with the Depositary, duly executed by the Issuer and authenticated by the Trustee or the Authenticating Agent as hereinafter provided. The aggregate principal amount of the Global Note may from time to time be increased or decreased in accordance with the Applicable Procedures by replacement of the Global Note with a new Global Note representing the aggregate principal amount outstanding of Notes initially offered and resold pursuant to Rule 144A or initially offered and resold in reliance on Regulation S and deposited with the Depositary.

(c)           Definitive Registered Notes.  Definitive Registered Notes issued in exchange for a Book-Entry Interest or a Definitive Registered Note, shall be issued in accordance with this Indenture.

Definitive Registered Notes will be issued substantially in the form of Exhibit A hereto.

(d)           Book-Entry Provisions.  The Applicable Procedures shall be applicable to the recordation, transfers and exchanges of Book-Entry Interests in the Global Notes held through Participants. The rules and procedures of Euroclear and Clearstream shall be applicable to any transfer or exchange of Book-Entry Interests in the Global Notes held through Euroclear or Clearstream; provided that neither the Issuer nor the Trustee will have any obligation to monitor the application of such rules and procedures.

(e)           Denomination.  The Notes shall be in denominations of $1.00 and integral multiples of $1.00 above $1.00.

Section 2.02                      Execution and Authentication

At least one Officer must sign the Notes for the Issuer by manual or facsimile signature.

If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note will nevertheless be valid.

A Note will not be valid until authenticated by the manual signature of the Trustee.  The signature will be conclusive evidence that the Note has been authenticated under this Indenture.

The Trustee will, upon receipt of a written order of the Issuer signed by an authorized Officer (an “Authentication Order”), authenticate Notes for original issue that may be validly issued under this Indenture, including any Additional Notes.  The aggregate principal amount of Notes outstanding at any time may not exceed the aggregate principal amount of Notes authorized for issuance by the Issuer pursuant to one or more Authentication Orders, except as provided in Section 2.07 hereof.

The Trustee may appoint an authenticating agent acceptable to the Issuer to authenticate Notes.  An authenticating agent may authenticate Notes whenever the Trustee may do so.  Each reference in this Indenture to authentication by the Trustee includes authentication by such agent.  An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Issuer.

Section 2.03                      Registrar and Paying Agent

The Issuer will maintain one or more offices or agencies where Notes may be presented for payment (each, a “Paying Agent”) in Israel for so long as the Notes are outstanding.  The initial Paying Agent in Israel for the Notes will be the Issuer.

The Issuer will also maintain one or more registrars (each, a “Registrar”) with offices in Israel, for so long as the Notes are listed on the TACT Institutional System.  The Issuer shall be the initial Registrar. The Registrar will maintain a register reflecting ownership of Definitive Registered Notes (as defined herein) outstanding from time to time and will make payments on and facilitate transfer of Definitive Registered Notes on behalf of the Issuer, provided that in the event the Issuer is not the Registrar, the register kept by, and at the registered office of, the Issuer shall prevail in the event of any discrepancy between such register and the register held by the Registrar.

The Issuer may change the Paying Agent or Registrar without prior notice to the Holders. For so long as the Notes are listed for trading on the TACT Institutional System, the Issuer will publish a notice of any change of Paying Agent or Registrar through the newswire service of Bloomberg, or if Bloomberg does not then operate, any similar agency, and, to the extent and in the manner permitted by the Applicable Procedures, post such notice on the official website of the TASE (http://maya.tase.co.il or any successor website thereto) in accordance with Section 14.01.

Section 2.04                      Paying Agent to Hold Money.

The Issuer will require each Paying Agent (other than the Trustee) to agree in writing and the Issuer, solely in its capacity as Paying Agent, hereby agrees, that such Paying Agent shall hold all money held by the Paying Agent for the payment of principal or interest on the Notes, and that such Paying Agent shall notify the Trustee of any default by the Issuer or any other obligor of the Notes in making any payment and at any time during the continuance of any such default, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held by such Paying Agent. The Issuer at any time may require a Paying Agent to pay all money held by it to the Trustee and to account for any funds disbursed by the Paying Agent.  Upon doing so, the Paying Agent (if other than the Issuer, a Subsidiary or an Affiliate of any thereof) will have no further liability for the money. Upon any insolvency, bankruptcy or reorganization proceedings relating to the Issuer (including, without limitation, its bankruptcy, voluntary or judicial liquidation, composition with creditors, reprieve from payment, controlled management, fraudulent conveyance, general settlement with creditors, reorganization or similar laws affecting the rights of creditors generally), the Trustee (or such other entity designated by the Trustee for this purpose) will serve as Paying Agent for the Notes.  A Paying Agent (if other than the Issuer, a Subsidiary or an Affiliate of any thereof) shall not be obliged to make payments pursuant to Sections 2.14, 3.05 and 3.06 unless and until such time as it has confirmed receipt of funds sufficient to make the relevant payment.

Section 2.05                      Holder Lists.

The Registrar will preserve in as current a form as is reasonably practicable and in accordance with the Applicable Procedures the most recent list available to it of the names and addresses of all Registered Holders (including, Holders of Definitive Registered Notes, if any).  In the event that the Issuer or a Subsidiary no longer serves as Paying Agent, the Issuer will furnish to each Paying Agent, a list of the names, addresses and outstanding balances of (i) with respect to the Notes (other than Definitive Registered Notes), the Depositary at least seven Business Days before each interest payment date and (ii) with respect to the Definitive Registered Notes, the Holders of Definitive Registered Notes, in each case, as of the record date preceding such interest payment date and in such form and as of such date as the Paying Agent may reasonably require.  If the Trustee is not the Registrar, the Issuer shall furnish to the Trustee, in writing at least seven Business Days before each Interest Payment Date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Registered Holders.

Section 2.06                      Transfer and Exchange.

(a)           Transfer and Exchange of Global Notes.  A Global Note may not be transferred except as a whole by a Depositary or a nominee of such Depositary to a successor Depositary or a nominee thereof, subject to the Applicable Procedures.

Definitive Registered Notes may only be issued in the following circumstances. Following a Default by the Issuer under this Indenture, (i) holders of a Book-Entry Interest may request to exchange such Book-Entry Interest for a Definitive Registered Note by requesting such exchange in writing through the relevant Holder, if applicable, to the relevant Participant in accordance with the Applicable Procedures or (ii) the Issuer, in its sole discretion may determine that the Global Notes (in whole but not in part) should be exchanged for Definitive Registered Notes and deliver a written notice to such effect to the Trustee.  Upon the occurrence of the preceding  events in (i) or (ii), the Issuer shall issue or cause to be issued Definitive Registered Notes in accordance with the Applicable Procedures.

Global Notes also may be exchanged or replaced, in whole or in part, as provided in Sections 2.07 and 2.10 hereof.  A Global Note may not be exchanged for another Global Note or a Definitive Registered Note other than as provided in this Section 2.06(a).  Book-Entry Interests in a Global Note may be transferred and exchanged as provided in Section 2.06(b) or (c) hereof.

(b)           General Provisions Applicable to Transfer and Exchange of Book-Entry Interests in the Global Notes.

The transfer and exchange of Book-Entry Interests shall be effected in accordance with the provisions of this Indenture and the Applicable Procedures.

In connection with any transfer or exchange of Definitive Registered Notes, the Registered Holder of such Notes shall present or surrender to the Registrar the Definitive Registered Notes duly endorsed or accompanied by a written instruction of transfer in the form of Exhibit B, duly executed by such Registered Holder or by its attorney, duly authorized in writing.

Transfers of Book-Entry Interests shall be subject to restrictions on transfer comparable to those set forth herein.

Book-Entry Interests may be transferred to Persons who take delivery thereof in the form of a Book-Entry Interest in accordance with the transfer restrictions set forth in Section 2.06(f).

(c)           Exchange of Book-Entry Interests for Definitive Registered Notes.  Any exchange of a Book-Entry Interest in a Global Note for a Definitive Registered Note shall be effected in accordance with the Applicable Procedures and be subject to Section 2.01(c).

(d)           Exchange of Definitive Registered Notes for Book-Entry Interests in the Global Notes.  Any exchange of a Definitive Registered Note for a Book-Entry Interest in a Global Note shall be effected in accordance with the Applicable Procedures and be subject to Section 2.01(c).

(e)           Transfer and Exchange of Definitive Registered Notes for Definitive Registered Notes.  Any transfer or exchange of a Definitive Registered Note for another Definitive Registered Note shall be effected in accordance with the Applicable Procedures and be subject to Sections 2.01(c) and 2.06(b) of this Indenture.

If any Holder of a Definitive Registered Note proposes to transfer such Note to another Person who takes delivery thereof in the form of a Definitive Registered Note, then, upon receipt by the Trustee and the Registrar of the following documentation,

(1)           in the case of a transfer on or before the expiration of the Resale Restriction Termination Date by a Holder of a Definitive Registered Note to a QIB in reliance on Rule 144A, the Trustee and the Registrar shall have received a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof; or

(2)           in the case of a transfer on or before the expiration of the Resale Restriction Termination Date by a Holder of a Definitive Registered Note in reliance on Regulation S, the Trustee and the Registrar shall have received a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2) thereof, the Issuer shall, in accordance with the Applicable Procedures, replace the Definitive Registered Note of the Holder transferring such Note with new Definitive Registered Notes to reflect the transfer in the amount of Notes represented thereby and register such Definitive Registered Notes in the names of the Holder transferring such Definitive Registered Note and the Person who takes delivery thereof in the form of a Definitive Registered Note.

(f)           Transfer Restrictions.  The following transfer restrictions shall apply to all Global Notes and Definitive Registered Notes issued under this Indenture unless specifically stated otherwise in the applicable provisions of this Indenture.

(1)           Each holder of a Note, by its acceptance thereof, agrees to offer, sell or otherwise transfer such security, (a) prior to the date (the “Resale Restriction Termination Date”) that is six months after the later of the date of the original issue and the last date on which the Issuer or any of its affiliates was the owner of such Notes (or any predecessor thereto), only (i) to the Issuer, (ii) for so long as the Notes are eligible pursuant to Rule 144A, to a person it reasonably believes is a QIB that purchases for its own account or for the account of a QIB to whom notice is given that the transfer is being made in reliance on Rule 144A or (iii) pursuant to offers and sales that occur outside the United States in compliance with Regulation S, to a person it reasonably believes is a Qualifying Investor that purchases for its own account or for the account of a Qualifying Investor and (b) following the Resale Restriction Termination Date, only (i) to the Issuer or (ii) to a person it reasonably believes is a Qualifying Investor that purchases for its own account or for the account of a Qualifying Investor.

(2)           Pledge Permit.

(A)           The share of each holder of Notes, directly or indirectly, alone or together with others, upon exercise of the Lien over the means of control of Bezeq and/or SP-2, shall not exceed the percentage specified in Section 2.06(f)(2)(B) below, including the percentage so held in the event that any dissolution proceedings whatsoever are pending with respect to the Issuer and/or Bezeq and/or SP-2, and including the percentage so held in the context of any debt arrangement between the Issuer and/ or Bezeq and/or SP-2 and the holders of the Notes.

(B)           With respect to each holder of Notes, such percentage not to be exceeded as specified in Section 2.06(f)(2)(A) shall be up to the percentage of permitted holding of Notes specified in the Pledge Permit (which, as of the Issue Date, is 10% of the aggregate amount of outstanding Notes (the “Restricted Percentage Threshold”)); provided that if the amount of outstanding Notes is reduced in the future, the amount that a holder of Notes is allowed to hold will be reduced accordingly.

(C)           It is hereby clarified that with respect to this Section 2.06(f)(2), and for the purpose of the calculation set forth in Section 2.06(f)(2)(B), the holdings of a holder of Notes in the means of control in Bezeq, to the extent such holdings exist, shall not be taken into account.

(D)           In the event that the share of a holder of the Notes, directly or indirectly, alone or together with others, upon exercise of the Lien over the means of control in Bezeq and/or SP-2, shall exceed the percentage set forth in 2.06(f)(2)(A) and (B), the holdings of the holder of the Notes shall become excess holdings as defined under the Communications Law, and shall be subject to the provisions of the Communications Order concerning holders of excess holdings.

(E)           Sections 2.06(f)(2)(A) through (D) shall not apply to a nominee company, clearing house, stock exchange member or a custodian (each of the above-mentioned bodies, the “Body” and the “Exception”), provided that such Body meets the following conditions:

(i)           the Exception shall only apply with respect to Notes that such Body is not holding for its own account and Notes held by such Body for its own account shall be subject to the provisions of the Communications Law, the Communications Order and the Pledge Permit;

(ii)           such Body is not eligible to take any action for the realization of the Pledge Permit, except in accordance with the instructions of the holders of Notes and subject to the provisions of the Pledge Permit, including provisions of Section 7 of such Pledge Permit.

(F)           Each ultimate beneficial holder of interests in any Global Note, by holding, acquiring or controlling such interests, and each Holder of a Definitive Registered Note, by holding such Definitive Registered Note, will be deemed to have agreed to be bound by the limitations described in this Section 2.06(f)(2) and the provisions of the Pledge Permit.

(G)           The Issuer, together with the Ministry of Communications and the relevant Ministers and authorities (as applicable), may from time to time amend or supplement the Pledge Permit or the terms thereof in any manner that would not result in any additional restrictions on holders of Notes or any Hedge Counterparty (as defined in the Intercreditor Agreement) or any additional limitations on enforceability or realization of any Collateral, in each case, which were not otherwise in place immediately prior to such amendment. Such amendments (together with any corresponding changes to the Security Documents, subject to Section 4.18) may be effected without the consent of any holder of Notes, Hedge Counterparty (as defined in the Intercreditor Agreement), the Trustee or the Security Agent, and the Trustee and the Security Agent are hereby authorized to take any and all action as may be reasonably required, in cooperation with the Issuer, to give effect to the foregoing.

(H)           Neither the Trustee nor the Security Agent shall have any duty to monitor percentage holdings of the Notes.

(I)           As used in this Section 2.06(f)(2), the term “directly or indirectly, and “together with others” shall be interpreted to mean “bemei'isharin o-beakiffin” and “beyakhad im akherim,” and the term “means of control” shall be interpreted to mean “emtzaei shlita”, in each case within the meaning of the Pledge Permit, Communications Order and Communications Law, as applicable.

(g)           Cancellation and/or Adjustment of Global Notes.  At such time as all Book-Entry Interests in a particular Global Note have been exchanged for Definitive Registered Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note will be returned to or retained and canceled by the Trustee in accordance with Section 2.11 hereof.

(h)           General Provisions Relating to Transfers and Exchanges.

(1)           To permit registrations of transfers and exchanges, the Issuer will execute and the Trustee or the Authenticating Agent will authenticate Global Notes and Definitive Registered Notes upon receipt of an Authentication Order in accordance with Section 2.02 hereof or at the Registrar’s request.

(2)           No service charge will be made by the Issuer or the Registrar to a holder of a Book-Entry Interest in a Global Note, a Registered Holder of a Global Note or a Holder of a Definitive Registered Note for any registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any stamp duty, stamp duty reserve, documentary or other similar tax or governmental charge that may be imposed in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 2.10, 3.06, 3.09, 4.10 and 4.15 hereof).

(3)           The Registrar will not be required to register the transfer of or exchange of any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

(4)           All Definitive Registered Notes issued upon any registration of transfer or exchange of Definitive Registered Notes will be the valid obligations of the Issuer, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Definitive Registered Notes surrendered upon such registration of transfer or exchange.

(5)           All new Global Notes issued pursuant to Section 2.01(b) will be the valid obligations of the Issuer, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes surrendered upon such issuance.

(6)           The Issuer shall not be required to register the transfer into its register kept at its registered office of any Definitive Registered Notes:  (A) for a period of 15 calendar days prior to any date fixed for the redemption of the Notes under Section 3.02;  (B) for a period of 15 calendar days prior to the record date with respect to any interest payment date; or (C) which the Holder has tendered (and not withdrawn) for repurchase in connection with a Change of Control Offer or an Disposition Offer.  Any such transfer will be made without charge to the Holder, other than any taxes, duties and governmental charges payable in connection with such transfer.

(7)           The Trustee, any Agent and the Issuer may deem and treat the Holders as the absolute owners of the Notes for the purpose of receiving payment of principal of and interest on such Notes and for all other purposes, and none of the Trustee, any Agent or the Issuer shall be affected by notice to the contrary.

(8)           All certifications and certificates required to be submitted to the Issuer, the Trustee or the Registrar pursuant to this Section 2.06 to effect a registration of transfer or exchange may be submitted by facsimile.

Section 2.07                      Replacement Notes.

If any mutilated Note is surrendered to the Registrar, Trustee or the Issuer and the Trustee receives evidence to its satisfaction of the destruction, loss or theft of any Note, the Issuer will issue and the Trustee, upon receipt of an Authentication Order, will authenticate a replacement Note if the Trustee’s requirements are met.  If required by the Trustee or the Issuer, an indemnity bond must be supplied by the Holder that is sufficient in the judgment of the Trustee and the Issuer to protect the Issuer, the Trustee, any Agent and any authenticating agent from any loss that any of them may suffer if a Note is replaced.  The Issuer and the Trustee may charge for its expenses in replacing a Note.

Every replacement Note is an additional obligation of the Issuer and will be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder.

Section 2.08                      Outstanding Notes.

The Notes outstanding at any time are all the Notes authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation and those described in this Section 2.08 as not outstanding.  Except as set forth in Section 2.09 hereof, a Note does not cease to be outstanding because an Affiliate of the Issuer holds the Note; provided, however, that Notes held by a Subsidiary of the Issuer shall not be deemed to be outstanding for purposes of Section 3.08(a) hereof.

If a Note is replaced pursuant to Section 2.07 hereof, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a protected purchaser.

If the principal amount of any Note is considered paid under Section 4.01 hereof, it ceases to be outstanding and interest on it ceases to accrue.

If a Paying Agent (other than the Issuer, a Subsidiary or an Affiliate of any thereof), holds, on a redemption date or maturity date, money sufficient to pay the principal of, premium on, if any, interest and Additional Amounts, if any, on Notes payable on that date, then on and after that date such Notes will be deemed to be no longer outstanding and will cease to accrue interest.

Section 2.09                      Treasury Notes.

In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Issuer or any Guarantor, or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Issuer or any Guarantor, will be considered as though not outstanding, except that for the purposes of determining whether the Trustee will be protected in relying on any such direction, waiver or consent, only Notes that the Trustee knows are so owned will be so disregarded.

Section 2.10                      Temporary Notes.

Until certificates representing Notes are ready for delivery, the Issuer may prepare and the Trustee, upon receipt of an Authentication Order, will authenticate temporary Notes.  Temporary Notes will be substantially in the form of certificated Notes but may have variations that the Issuer considers appropriate for temporary Notes and as may be reasonably acceptable to the Trustee.  Without unreasonable delay, the Issuer will prepare and the Trustee will authenticate definitive Notes in exchange for temporary Notes.

Holders of temporary Notes will be entitled to all of the benefits of this Indenture.

Section 2.11                      Cancellation.

Any Notes held by the Issuer must be delivered to the Trustee for cancellation.  The Registrar and each Paying Agent will forward to the Trustee any Notes surrendered to them for registration of payment.  The Trustee and no one else will cancel all Notes surrendered for registration of payment, replacement or cancellation and will destroy canceled Notes. Certification of the destruction of all canceled Notes will be delivered to the Issuer.  The Issuer may not issue new Notes to replace Notes that it has paid or that have been delivered to the Trustee for cancellation. Notes purchased by the Issuer (excluding, for the avoidance of doubt, Notes purchased by a Subsidiary of the Issuer) will be delivered to the Trustee for cancellation. The Issuer will cause any Notes so purchased and cancelled to be withdrawn from the Depositary. The Issuer undertakes to promptly inform the TASE (as long as the Notes are admitted to trading the TACT Institutional System) on any such cancellation.

Section 2.12                      Defaulted Interest.

If the Issuer defaults in a payment of interest on the Notes, it will pay the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date, in each case, at the rate provided in the Notes and in Section 4.01 hereof.  For the avoidance of doubt, such payments shall be made by the Paying Agent in accordance with the procedures specified in Section 2.14.  The Issuer will notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment.  The record date for payment of such defaulted interest shall be set in accordance with the Applicable Procedures.  At least 15 days before the special record date (unless otherwise required by the Applicable Procedures), the Issuer shall provide a notice to holders in accordance with the Applicable Procedures, pursuant to Section 14.01, that states the special record date, the related payment date and the amount of such interest to be paid.

Section 2.13                      ISIN

The Issuer in issuing the Notes may use an “ISIN” (or any equivalent thereof issued by the TASE) and, if so, such ISIN (or any equivalent thereof issued by the TASE) shall be included in notices of redemption or exchange as a convenience to holders; provided, however, that any such notice may state that no representation is made as to the correctness or accuracy of the ISIN (or any equivalent thereof issued by the TASE) printed in the notice or on the Notes, and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption or exchange shall not be affected by any defect in or omission of such numbers.

The Issuer will promptly notify the Trustee of any change in the ISIN (or any equivalent thereof issued by the TASE).

Section 2.14                      Payments to be made by Paying Agent; Deposit of Moneys

(a)           With respect to the Notes (other than Definitive Registered Notes), the Issuer, solely in its capacity as Paying Agent shall, prior to 9:30 a.m. Tel Aviv time, two Business Days prior to each interest payment date or Stated Maturity date (or if any such day is not a Business Day, on the next succeeding Business Day), make payments by wire transfer of immediately available funds to the Depositary for further payments on the Global Notes through the TASECH in accordance with the Applicable Procedures and the provisions of this Indenture.  The Paying Agent shall promptly notify the Trustee of its action or failure so to act.

(b)           With respect to any Definitive Registered Notes, the Issuer, solely in its capacity as Paying Agent shall, prior to 9:30 a.m. Tel Aviv time on each interest payment date or Stated Maturity date (or if any such day is not a Business Day, on the next succeeding Business Day), make, or cause to have made, payments to Holders of such Definitive Registered Notes by (i) wire transfer of immediately available funds to the accounts of such Holders listed in the register or as notified to the Registrar in writing prior to 9:30 a.m., Tel Aviv time, at least three Business Days prior to each interest payment date or Stated Maturity date or (ii) check mailed to the registered addresses of such Holders listed in the Registrar.  The Issuer shall be entitled to rely on information previously supplied to it by the Holder, unless and until such Holder provides the Issuer with written updated information. The Paying Agent shall promptly notify the Trustee of its action or failure so to act.

(c)           In the event that the Issuer or a Subsidiary no longer serves as Paying Agent, the Issuer shall, prior to 9:30 a.m., Tel Aviv time, one Business Day prior to the date on which payment by the Paying Agent on each interest payment date or Stated Maturity date is required pursuant to Sections 2.14(a) and (b) (or if any such day is not a Business Day, on the immediately preceding Business Day), deposit with the Paying Agent in immediately available funds money sufficient to make cash payments, if any, due on such interest payment date or Stated Maturity date, as the case may be, in a timely manner which permits the Paying Agent to remit payment on such interest payment date or Stated Maturity date (or if any such day is not a Business Day, on the immediately preceding Business Day), as the case may be, to (i) in the case of the Notes (other than Definitive Registered Notes), the Depositary and (ii) in the case of any Definitive Registered Notes, to Holders of such Definitive Registered Notes, in each case, in accordance with Sections 2.14(a) and (b).  Subject to actual receipt of such funds as provided by this Section 2.14(c) by the Paying Agent, the Paying Agent shall make payments in accordance with Sections 2.14(a) and (b).

Section 2.15                      Agents

(a)           Actions of Agents. The rights, powers, duties and obligations and actions of each Agent under this Indenture are several and not joint or joint and several.

(b)           Agents of Trustee.   The Issuer and the Agents acknowledge and agree that in the event of a Default or Event of Default, the Trustee may, by notice in writing to the Issuer and the Agents, require that the Agents act as agents of, and take instructions exclusively from, the Trustee.

Section 2.16                      Ratings

The Issuer  has not undertaken that the Notes will be rated at all times.  In the event that the Issuer replaces a Rating Agency that rates the Notes, the reason for the replacement will be made public by the Issuer in accordance with Section 14.01.

Article 3.
REDEMPTION AND PREPAYMENT

Section 3.01                      Notices to Trustee.

If the Issuer elects to redeem Notes pursuant to the optional redemption provisions of Section 3.07 hereof, it must furnish to the Trustee, at least 30 days but not more than 60 days before a redemption date, an Officer’s Certificate setting forth:

(a)           the clause of this Indenture pursuant to which the redemption shall occur;

(b)           the redemption date and the record date and other information required pursuant to the Applicable Procedures;

(c)           the principal amount of Notes to be redeemed;

(d)           the redemption price; and

(e)           the ISIN.

The redemption date for any redemption of Notes pursuant to this Article 3 may not occur on any date occurring between an interest payment date and the relevant record date for such interest payment on the Notes.  The record date for any redemption of the Notes shall be 12 days prior to the applicable redemption date, unless otherwise provided by the Applicable Procedures.

Section 3.02                      Notes to Be Redeemed or Purchased.

Notes may only be redeemed  pro rata among all Notes outstanding at the time of any such redemption.

The redemption or purchase of Notes will be done in accordance with the Applicable Procedures.

No Notes of $1 or less will be purchased or redeemed in part, other than to the extent permitted under the Applicable Procedures.

Notices of purchase or redemption will be provided to holders pursuant to Sections 3.03 and 14.01.

In relation to Definitive Registered Notes, a new Note in principal amount equal to the unpurchased or unredeemed portion of any Note purchased or redeemed in part will be issued in the name of the Holder thereof upon cancellation of the original Note.  On or after any purchase or redemption date, unless the Issuer defaults in payment of the purchase or redemption price, interest shall cease to accrue on Notes or portions thereof tendered for purchase or called for redemption.

Section 3.03                      Notice of Redemption.

At least 30 days but not more than 60 days before a redemption date, the Issuer will provide a notice of redemption to each holder whose Notes are to be redeemed, except that redemption notices may be provided more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of this Indenture pursuant to Articles 8 or 13 hereof.  Any such notice to holders shall be provided to holders pursuant to Section 14.01.  If the Notes are at such time listed on the TACT Institutional System, the Issuer shall inform the TASE of the principal amount of the Notes that have not been redeemed in connection with any optional redemption.

The notice will identify the Notes to be redeemed and corresponding ISIN (or any equivalent thereof issued by the TASE) and will state:

(a)           the redemption date and the record date;

(b)           the redemption price and the amount of accrued interest, if any, and Additional Amounts, if any, to be paid, as well as other information required to be provided under the Applicable Procedures;

(c)           if any Global Note is being redeemed in part, the portion of the principal amount of such Global Note to be redeemed and that, after the redemption date upon surrender of such Global Note, the principal amount thereof will be decreased by the portion thereof redeemed pursuant thereto;

(d)           if any Definitive Registered Note is being redeemed in part, the portion of the principal amount of such Note to be redeemed, and that, after the redemption date, upon surrender of such Note, a new Definitive Registered Note or Definitive Registered Notes in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Definitive Registered Note;

(e)           the Issuer’s address to which the Notes are to be surrendered for redemption;

(f)           that Definitive Registered Notes called for redemption must be surrendered to the Issuer to collect the redemption price, plus accrued and unpaid interest, if any, and Additional Amounts, if any;

(g)           that, unless the Issuer defaults in making such redemption payment, interest, and Additional Amounts, if any, on Notes called for redemption ceases to accrue on and after the redemption date;

(h)           the paragraph of the Notes and/or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed; and

(i)           that no representation is made as to the correctness or accuracy of the ISIN (or TASE equivalent thereof) listed in such notice or printed on the Notes.

Section 3.04                      Effect of Notice of Redemption.

A redemption and notice may, at the Issuer’s discretion, be subject to the satisfaction of one or more conditions precedent.

Section 3.05                      Redemption Payments to be made by Paying Agent; Deposit of Redemption Price.

(a)           With respect to the Notes (other than Definitive Registered Notes), the Issuer, solely in its capacity as Paying Agent shall, prior to 9:30 a.m. Tel Aviv time, two Business Days prior to the redemption date (or if any such day is not a Business Day, on the next succeeding Business Day), make payments on all Global Notes to be redeemed on that date by wire transfer of immediately available funds to the Depositary for further payments on the Global Notes through the TASECH in accordance with the Applicable Procedures and the provisions of this Indenture. The Paying Agent shall promptly notify the Trustee of its action or failure so to act.

(b)           With respect to any Definitive Registered Notes, the Issuer, solely in its capacity as Paying Agent shall, prior to 9:30 a.m. Tel Aviv time on the redemption date (or if any such day is not a Business Day, on the next succeeding Business Day), make, or cause to have made,  payments to Holders of such Definitive Registered Notes on all Definitive Registered Notes to be redeemed on that date by (i) wire transfer of immediately available funds to the accounts of such Holders listed in the registrar or as notified to the Registrar in writing prior to 9:30 a.m., Tel Aviv time, at least three Business Days prior to the redemption date or (ii) check mailed to the registered addresses of such Holders listed in the Registrar. The Issuer shall be entitled to rely on information previously supplied to it by the Holder, unless and until such Holder provides the Issuer with written updated information. The Paying Agent shall promptly notify the Trustee of its action or failure so to act.

(c)           In the event that the Issuer or a Subsidiary no longer serves as Paying Agent, the Issuer shall, prior to 9:30 a.m., Tel Aviv time, one Business Day prior to the date on which payment by the Paying Agent on the redemption date is required pursuant to Sections 3.05(a) and (b) (or if any such day is not a Business Day, on the immediately preceding Business Day), deposit with the Paying Agent in immediately available funds money sufficient to pay the redemption price of, accrued interest and Additional Amounts, if any, on all Notes to be redeemed on that date, in a timely manner which permits the Paying Agent to remit payment on such redemption date (or if any such day is not a Business Day, on the immediately preceding Business Day), as the case may be, to (i) in the case of the Notes (other than Definitive Registered Notes), the Depositary and (ii) in the case of any Definitive Registered Notes, to Holders of such Definitive Registered Notes, in each case, in accordance with Sections 3.05(a) and (b).  Subject to actual receipt of such funds as provided by this Section 3.05(c) by the Paying Agent, the Paying Agent shall make payments in accordance with Sections 3.05(a) and (b).

(d)           If the Issuer, solely in its capacity as Paying Agent, complies with Sections 3.05(a) and (b) or, if the Issuer or a Subsidiary no longer serves as Paying Agent, if the Issuer complies with Section 3.05(c), on and after the redemption date, interest will cease to accrue on the Notes or the portions of Notes called for redemption. If any Note called for redemption is not so paid upon surrender for redemption because of the failure of the Issuer, solely in its capacity as Paying Agent, to comply with Sections 3.05(a) and (b) or, if the Issuer or a Subsidiary no longer serves as Paying Agent, the failure of the Issuer to comply with Section 3.05(c), interest shall be paid on the unpaid principal, from the redemption date until such principal is paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case at the rate provided in the Notes and in Section 4.01 hereof.

Section 3.06                      Purchase Payments to be made by Paying Agent; Deposit of Purchase Price.

(a)           The Issuer, solely in its capacity as Paying Agent shall on any purchase date (or if any such day is not a Business Day, on the next succeeding Business Day), make, or cause to have made, payments on all Global Notes to be purchased on that date in accordance with the Applicable Procedures and the provisions of this Indenture. The Paying Agent shall promptly notify the Trustee of its action or failure so to act.

(b)           In the event that the Issuer or a Subsidiary no longer serves as Paying Agent, the Issuer shall, prior to 9:30 a.m., Tel Aviv time, one Business Day prior to the date on which payment by the Paying Agent on the purchase date is required pursuant to Section 3.06(a) (or if any such day is not a Business Day, on the immediately preceding Business Day), deposit with the Paying Agent in immediately available funds money sufficient to pay the purchase price of, accrued interest and Additional Amounts, if any, on all Notes to be purchased on that date, in a timely manner which permits the Paying Agent to remit payment on such purchase date (or if any such day is not a Business Day, on the immediately preceding Business Day) in accordance with Section 3.06(a).  Subject to actual receipt of such funds as provided by this Section 3.06(b) by the Paying Agent, the Paying Agent shall make payments in accordance with Section 3.06(a).

(c)           If the Issuer, solely in its capacity as Paying Agent, complies with Section 3.06(a) or, if the Issuer or a Subsidiary no longer serves as Paying Agent, if the Issuer complies with Section 3.06(b), on and after the purchase date, interest will cease to accrue on the Notes or the portions of Notes tendered for purchase. If any Note tendered for purchase is not so paid upon surrender for purchase because of the failure of the Issuer, solely in its capacity as Paying Agent, to comply with Sections 3.06(a) or, if the Issuer or a Subsidiary no longer serves as Paying Agent, the failure of the Issuer to comply with Section 3.06(b), interest shall be paid on the unpaid principal, from the purchase date until such principal is paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case at the rate provided in the Notes and in Section 4.01 hereof.

Section 3.07                      Notes Redeemed or Purchased in Part.

Subject to the terms hereof, upon surrender of a Note that is redeemed in part, (i) in the case of a Definitive Registered Note, a new Definitive Registered Note in principal amount equal to the unredeemed portion of any Definitive Registered Note redeemed in part will be issued in the name of the Registered Holder thereof upon cancellation of the original Definitive Registered Note and (ii) in the case of a Global Note, a new Global Note will be issued pursuant to Section 2.01(a) and Section 2.01(b).

Section 3.08                      Optional Redemption.

(a)           Except as set forth in Section 3.08(b), Section 3.08(d), Section 3.09 and Section 3.10, the Notes are not redeemable until February 15, 2017.

(b)           At any time prior to February 15, 2017, the Issuer may redeem all, or from time to time a part, of the Notes upon not less than 12 nor more than 60 days’ notice, at a price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued but unpaid interest and Additional Amounts, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

(c)           On or after February 15, 2017, the Issuer may redeem all, or from time to time a part, of the Notes upon not less than 12 nor more than 60 days’ notice, at the following redemption prices (expressed as a percentage of principal amount) plus accrued and unpaid interest and Additional Amounts, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period commencing on February 15 of the years set out below:

Year	Redemption Price

2017	105.531%
2018	103.688%
2019	101.844%
2020	100.000%

(d)           At any time, or from time to time, prior to February 15, 2017, the Issuer may, at its option, use the Net Cash Proceeds of one or more Equity Offerings to redeem, upon not less than 12 nor more than 60 days’ notice, up to 40% of the principal amount of the Notes issued under this Indenture (including the principal amount of any Additional Notes) at a redemption price of 107.375% of the principal amount of the Notes, plus accrued and unpaid interest and Additional Amounts, if any, to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that:

(1)           at least 60% of the aggregate principal amount of the Notes (which includes Additional Notes, if any, but excludes any Notes held by the Issuer and its Subsidiaries) issued under this Indenture remains outstanding immediately after any such redemption; and

(2)           the redemption occurs not more than 90 days after the consummation of any such Equity Offering.

(e)           In each case of clauses (a) through (d) of this Section 3.08, any such redemption and notice may, in the Issuer’s discretion, be subject to satisfaction of one or more conditions precedent. For the avoidance of doubt, in each case of clauses (a) through (d) of this Section 3.08, Notes may only be redeemed pro rata among all Notes outstanding at the time of any such redemption.

(f)           The record date for any such optional redemption shall be 12 days prior to the applicable optional redemption date and no optional redemption date may occur on a date that is between an interest record date and a related interest payment date.

Section 3.09                      Redemption for Taxation Reasons.

The Issuer may redeem the Notes in whole, but not in part, at any time upon giving not less than 12 nor more than 60 days’ notice to the Holders of the Notes, with a copy to the Trustee (which notice will be irrevocable and given in accordance with Section 3.13) at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date fixed for redemption (a “Tax Redemption Date”) (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), and Additional Amounts, if any, then due and which will become due on the Tax Redemption Date as a result of the redemption or otherwise, if the Issuer determines that, as a result of:

(a)           any change (actual or proposed) in, or amendment (actual or proposed) to, the law or treaties (or any regulations or rulings promulgated thereunder) of a Relevant Taxing Jurisdiction affecting taxation that, in the case of a proposed change or amendment, has passed a first reading in the Israeli Knesset (parliament); or

(b)           any change (actual or proposed) in the official position regarding the application, administration or interpretation of such laws, treaties, regulations or rulings as reflected in regulations proposed by the Israeli tax authority or in official circulars or other official written guidelines of the Israeli tax authority or in a holding, judgment or order by a court of competent jurisdiction (including any direct ruling from an applicable Israeli tax authority or court of competent jurisdiction imposing a material withholding tax in respect of the Notes or the Guarantees or any involuntary change in or cancellation (actual or proposed) of the tax ruling granted to the Issuer by the Israeli tax authority in respect of the Notes and the Guarantees dated 30 November 2013 (the “2013 ITA Ruling”) (each of the foregoing in clauses (a) and (b) of this Section 3.09, a “Change in Tax Law”) (provided, that any such change in or cancellation of any such ruling from an applicable Israeli tax authority with respect to the Notes or the Guarantees (including the 2013 ITA Ruling) which change or cancellation is implemented by the applicable Israeli tax authority in response to a failure by the Issuer or its Affiliates to comply with the requirements of such tax ruling as in effect immediately prior to such change or cancellation, as the case may be, shall not constitute a Change in Tax Law); or

(c)           any involuntary delisting of the Notes from trading on the TACT Institutional System, provided that the Issuer has complied with Section 4.23 (a “Delisting”);

the Issuer is, or will or would (if a relevant proposal comes into effect), at any point within one year after the proposed Tax Redemption Date, be required to pay more than de minimis Additional Amounts, and the Issuer believes in good faith that such obligation cannot be avoided by taking reasonable measures available to it (including, without limitation, by appointing a new or additional paying agent in another jurisdiction or using commercially reasonable efforts to obtain a new tax ruling in respect of the Notes and the Guarantees). In the case of a redemption due to a Change in Tax Law, the Change in Tax Law must be announced on or after the date of the Offering Memorandum (or, in the case of a jurisdiction that becomes a Relevant Taxing Jurisdiction after the date of the Offering Memorandum, on or after the date the jurisdiction becomes a Relevant Taxing Jurisdiction). Notice of redemption for taxation reasons will be published in accordance with Section 14.01. Notwithstanding the foregoing, no such notice of redemption will be given (a) earlier than one year prior to the earliest date on which the Issuer or the relevant Guarantor would be obliged to make such payment or withholding if a payment in respect of the Notes were then due (regardless of whether a payment on the Notes is in fact then due) and (b) unless at the time such notice is given, such obligation (including any obligation that would arise if a proposed change is effected) to pay such Additional Amounts remains in effect. Prior to the publication or delivery of any notice of redemption of the Notes pursuant to the foregoing, the Issuer will deliver to the Trustee (a) an Opinion of Counsel to the effect that there has been a Change in Tax Law or Delisting, as applicable, which would entitle the Issuer to redeem the Notes hereunder and (b) an Officer’s Certificate setting forth a statement of facts showing that the conditions precedent to its right to so redeem have been satisfied. The Trustee will accept such Opinion of Counsel and Officer’s Certificate as sufficient evidence of the existence of satisfaction of the conditions precedent as described in clauses (a), (b) and (c) of this Section 3.09, in which event it will be conclusive and binding on the holders of the Notes.

(d)           For the avoidance of doubt, the implementation of European Council Directive 2003/48/EC or any other directive implementing the conclusions of the ECOFIN Council meeting of November 26 and 27, 2000 on the taxation of savings income or any law implementing or complying with or introduced in order to conform to, such directive will not be a change or amendment for such purposes.

(e)           The foregoing provisions will apply mutatis mutandis to any successor to the Issuer after such successor person becomes a party to this Indenture.

Section 3.10                      Redemption for Certain Regulatory Reasons.

The Issuer may redeem the Notes in whole, but not in part, at any time upon not less than 12 nor more than 60 days’ prior notice to the Holders of the Notes, with a copy to the Trustee (which notice will be irrevocable and given in accordance with Section 3.13), at a price equal to 101% of the principal amount of the Notes redeemed, plus accrued and unpaid interest and Additional Amounts, if any, to the applicable redemption date (a “Regulatory Redemption Date”) (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if the Israeli Ministry of Communication or any other competent Israeli governmental agency or authority with jurisdiction over the B-Com Group requires the B-Com Group to sell or dispose of all or substantially all of the Bezeq Shares, which requirement (including by way of change or amendment to applicable laws and regulations or to the Israeli Ministry of Communication authorization to pledge the Pledged Bezeq Shares) is announced or becomes effective on or after the Issue Date and the B-Com Group cannot avoid such obligation by taking reasonable measures available to it.

Notice of redemption for certain regulatory reasons will be published in accordance with the procedures set forth in Section 14.01.  Prior to the publication or delivery of any notice of redemption of the Notes pursuant to the foregoing, the Issuer will deliver to the Trustee an Officer’s Certificate stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to its right to so redeem have been satisfied. The Trustee will accept such Officer’s Certificate as sufficient evidence of the existence of satisfaction of the conditions precedent as described in this Section 3.10, in which event it will be conclusive and binding on the holders of the Notes.

Section 3.11                      Mandatory Redemption.

The Issuer is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Section 3.12                      Offer to Purchase by Application of Share Disposition Proceeds.

In the event that, pursuant to Section 4.10, the Issuer is required to make an offer to all Holders to purchase Notes (a “Disposition Offer”), it will follow the procedures specified below.

(a)           The Disposition Offer, in so far as it relates to the Notes, shall be made to all holders of Notes and, to the extent required by the terms of other outstanding Pari Passu Indebtedness of the Issuer or any Guarantor that is secured on the Collateral with similar provisions requiring the Issuer or such Guarantor to make an offer to purchase or repay such Pari Passu Indebtedness with such Net Available Cash (“Other Shares Disposition Indebtedness”), to the holders of Other Shares Disposition Indebtedness, to purchase the maximum principal amount of Notes and any such Other Shares Disposition Indebtedness to which the Disposition Offer applies that may be purchased out of or repaid with 100% of the Net Available Cash from such Shares Disposition (such Net Available Cash, “Shares Disposition Proceeds”), at an offer price in cash in an amount equal to 100% of the principal amount of the Notes and Other Shares Disposition Indebtedness plus accrued and unpaid interest to the date of purchase, in accordance with the procedures set forth in this Indenture or the agreements governing the Other Shares Disposition Indebtedness, as applicable, in a principal amount of US$1 and in integral multiples of US$1 in excess thereof (provided that pending the final application of any such Net Available Cash in accordance with this clause (a), the Issuer and the Restricted Subsidiaries shall deposit such Net Available Cash in the Lockbox Account).  To the extent that the aggregate amount of Notes and Other Shares Disposition Indebtedness so validly tendered and not properly withdrawn pursuant to a Disposition Offer is less than the Shares Disposition Proceeds, the remaining Shares Disposition Proceeds shall be deposited into the Lockbox Account promptly upon completion of the Disposition Offer and may only be withdrawn pursuant to Section 4.07.  If the aggregate principal amount of Notes surrendered by holders thereof and Other Shares Disposition Indebtedness, as the case may be, surrendered by holders or lenders, collectively, exceeds the amount of Shares Disposition Proceeds, the Notes and Other Shares Disposition Indebtedness shall be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered Notes and Other Shares Disposition Indebtedness. Subject to the following, a Restricted Subsidiary rather than the Issuer shall purchase Notes under this Section 3.12 and such Restricted Subsidiary shall cause such Notes to remain outstanding (and not cancelled) such that after giving effect to such purchase the outstanding principal amount of Notes shall not be reduced as a result of such purchase, provided, however, the Issuer shall be permitted to purchase Notes pursuant to this Section 3.12 and/or cancel the purchased Notes if the Pledge Permit is amended and/or supplemented, and/or the Issuer or the Subsidiary receives written confirmation from the Ministers or the Ministry of Communications, to the effect that a holder of Notes will not be deemed to hold more than the Restricted Percentage Threshold as a result of such cancellation.

(b)           For the avoidance of doubt, a Restricted Subsidiary of the Issuer may purchase Notes pursuant to this Section 3.12 rather than the Issuer.

(c)           For the purposes of calculating the principal amount of any such Indebtedness not denominated in NIS, such Indebtedness shall be calculated by the Issuer by converting any such principal amounts into their NIS Equivalent determined as of a date selected by the Issuer that is within the Disposition Offer Period.

(d)           The Disposition Offer, insofar as it relates to the Notes, will remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the “Disposition Offer Period”). No later than five Business Days (or such longer period as may be required by applicable law or the Applicable Procedures) after the termination of the Disposition Offer Period (the “Disposition Purchase Date”), the Issuer will purchase the principal amount of Notes and Other Shares Disposition Indebtedness required to be purchased pursuant to this Section 3.12 and Section 4.10 (the “Disposition Offer Amount”) or, if less than the Disposition Offer Amount has been so validly tendered, all Notes and Other Shares Disposition Indebtedness tendered in response to the Disposition Offer.

(e)           To the extent that any portion of Net Available Cash payable in respect of the Notes is denominated in a currency other than US$, the amount thereof payable in respect of the Notes shall not exceed the net amount of the applicable denomination currency that is actually received by the Issuer upon converting such amount into US$.

(f)           If the Disposition Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender Notes pursuant to the Disposition Offer.

(g)           Upon the commencement of a Disposition Offer, the Issuer will provide notice pursuant to Section 14.01 to the Trustee and each of the Holders.  The notice will contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Disposition Offer.  The notice, which will govern the terms of the Disposition Offer, will state:

(1)           that the Disposition Offer is being made pursuant to this Section 3.12 and Section 4.10 and the length of time the Disposition Offer will remain open;

(2)           the Disposition Offer Amount, the purchase price and the Disposition Purchase Date;

(3)           that any Note not tendered or accepted for payment will continue to accrue interest;

(4)           that, unless the Issuer defaults in making such payment, any Note accepted for payment pursuant to the Disposition Offer will cease to accrue interest after the Disposition Purchase Date;

(5)           that Holders electing to have a Note purchased pursuant to a Disposition Offer may elect to have Notes purchased in denominations of $1 and $1 in excess thereof;

(6)           that Holders electing to have Notes purchased pursuant to any Disposition Offer will be required to surrender the Notes in accordance with the procedures specified in the Disposition Offer notice;

(7)            that Holders will be entitled to withdraw their election in accordance with the procedures specified in the Disposition Offer notice and, in any case, not later than the expiration of the Disposition Offer Period; and

(8)           that, if the aggregate principal amount of Notes and Other Shares Disposition Indebtedness surrendered by Holders thereof exceeds the Disposition Offer Amount, the Issuer will select the Notes and Other Shares Disposition Indebtedness to be purchased on a pro rata basis based on the principal amount of Notes and such Other Shares Disposition Indebtedness surrendered (with such adjustments as may be deemed appropriate by the Issuer so that only Notes in denominations of $1 and $1 in excess thereof will be purchased).

(h)           On or before the Disposition Purchase Date, the Issuer will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Disposition Offer Amount of Notes and Other Shares Disposition Indebtedness or portions of Notes and Other Shares Disposition Indebtedness so validly tendered and not properly withdrawn pursuant to the Disposition Offer, or if less than the Disposition Offer Amount has been validly tendered and not properly withdrawn, all Notes and Other Shares Disposition Indebtedness so validly tendered and not properly withdrawn, in each case in a principal amount of US$1 and in integral multiples of US$1 in excess thereof. The Issuer will deliver to the Trustee an Officer’s Certificate stating that such Notes or portions thereof were accepted for payment by the Issuer in accordance with the terms of this Section 3.12. The Issuer or the Paying Agent, as the case may be, shall pay to each tendering Holder of Notes or holder or lender of Other Shares Disposition Indebtedness, as the case may be, an amount equal to the purchase price of the Notes or Other Shares Disposition Indebtedness so validly tendered and not properly withdrawn by such Holder or lender, as the case may be, and accepted by the Issuer for purchase, and the Issuer will promptly issue a new Note. In addition, the Issuer will take any and all other actions required by the agreements governing the Other Shares Disposition Indebtedness. Any Note not so accepted will be promptly delivered by the Issuer to the holder thereof. The Issuer will publicly announce the results of the Disposition Offer on the Disposition Purchase Date.

(i)           The Issuer will comply, to the extent applicable, with the requirements of Section 14(e) of the U.S. Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this Indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of this Section 3.12 or Section 4.10, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Indenture by virtue of any conflict.

(j)           Other than as specifically provided in this Section 3.12, any purchase pursuant to this Section 3.12 shall be made pursuant to the provisions of Sections 3.01 through 3.07.

Section 3.13                      Selection and Notice.

In the case of any partial redemption, Notes will be redeemed on a pro rata basis and in accordance with the Applicable Procedures. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Registered Holder thereof upon cancellation of the original Note.

Notice of redemption will be published in accordance with Section 14.01.

Article 4.
COVENANTS

Section 4.01                      Payment of Notes.

The Issuer will pay or cause to be paid the principal of, premium on, if any, interest and Additional Amounts, if any, on, the Notes on the dates and in the manner provided in the Notes and this Indenture.  If the Issuer or a Subsidiary acts as Paying Agent, principal, premium, if any, interest and Additional Amounts, if any, shall be considered paid on the due date if the Issuer or Subsidiary as Paying Agent complies with Section 2.04 and Section 2.14.  If the Issuer or a Subsidiary is not acting as Paying Agent, principal, premium, if any, interest and Additional Amounts, if any, will be considered paid on the date due if the Paying Agent, holds pursuant to Section 2.14 as of 9:30 a.m., Tel Aviv time, one Business Day prior to the relevant date set forth in Sections 2.14(a) and (b), as applicable (or if any such day is not a Business Day, on the next succeeding Business Day), money deposited by the Issuer in immediately available funds and designated for and sufficient to pay all principal, premium, if any, and interest and Additional Amounts, if any, then due.

The Issuer will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal at a rate that is 1% higher than the then applicable interest rate on the Notes to the extent lawful.  The Issuer will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest and Additional Amounts, if any (without regard to any applicable grace period), at the same rate to the extent lawful.

Section 4.02                      Maintenance of Office or Agency.

The Issuer will maintain the offices and agencies specified in Section 2.03.  The Issuer shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency.  If at any time the Issuer fails to maintain any such required office or agency or fails to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Trust Office of the Trustee.

The Issuer may also from time to time designate one or more other offices or agencies where the Definitive Registered Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission will in any manner relieve the Issuer of its obligation to maintain an office or agency in Israel for such purposes.  The Issuer will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

The Issuer hereby designates the office of the Issuer (the address of which is specified in Section 14.01) as one such office or agency of the Issuer in accordance with Section 2.03.

Section 4.03                      Reports.

(a)           The Issuer will provide to the Trustee the following reports:

(1)           within 120 days after the end of each fiscal year ending subsequent to the Issue Date, annual reports containing the following information (in each case it need not be to a level of detail greater than the Forms 20-F previously filed by the Issuer): (a) an audited consolidated balance sheets of the Issuer as of the end of the two most recent fiscal years and audited consolidated income statements and statements of cash flow and shareholders equity of Issuer for the three most recent fiscal years, in each case prepared in accordance with IFRS, including appropriate notes to such financial statements and a report of the independent public accountants on the financial statements (provided, however, that such reports need not (i) contain any segment data other than as required under IFRS, (ii) include any exhibits, or (iii) include separate financial statements for any Affiliates of the Issuer or any acquired businesses); (b) to the extent required by Regulation S-X of the U.S. Exchange Act, unaudited pro forma financial information to the extent required thereby; (c) an operating and financial review of such audited consolidated financial statements, including a discussion of the consolidated financial condition and results of operations of the Issuer (including a comparison over the previous fiscal year); and (d) a summary description of changes to the business, management and shareholders of the Issuer, all material affiliate transactions and a description of all material contractual arrangements, including material debt instruments; and (e) a summary description of changes to material risk factors and material recent developments (to the extent not previously reported);

(2)           within 60 days after each of the first three fiscal quarters in each fiscal year beginning with the quarter ended March 31, 2014, quarterly reports of the Issuer containing the following information (in each case it need not be to a level of detail greater than the Forms 6-K announcing quarterly financial results of B Communications Ltd. previously filed by the Issuer): (a) unaudited and unreviewed condensed consolidated balance sheet data of the Issuer as of the end of such period and unaudited and unreviewed consolidated income data of the Issuer for such period and consolidated free cash flow data of Bezeq for such period, and the comparable prior year periods, prepared in accordance with IFRS (provided, however, that such reports need not (i) contain any segment data other than as required under IFRS, (ii) include any exhibits, or (iii) include separate financial statements for any Affiliates of the Issuer or any acquired businesses); (b) to the extent required by Regulation S-X of the U.S. Exchange Act, unaudited pro forma financial information to the extent required thereby; (c) an operating and financial review of the unaudited financial statements, including a discussion of the results of operations, financial condition, EBITDA and material changes in liquidity and capital resources, and a discussion of material changes not in the ordinary course of business in commitments and contingencies since the most recent report; and (d) material recent developments (to the extent not previously reported);

(3)           promptly after the occurrence of any material acquisition, disposition or restructuring, merger or similar transaction, or any change in a senior executive officer or the Board of Directors of the Issuer or change in auditors of the Issuer, or any other material event that the Issuer or any Restricted Subsidiary announces publicly, a report containing a description of such event; and

(4)           upon the Issuer becoming aware of the occurrence of any event that would reasonably likely result in a change to the Restricted Percentage Threshold, the Issuer shall promptly notify the Trustee and deliver notice to holders of the Notes in accordance with Section 14.01, and such notice shall specify the new Restricted Percentage Threshold.

(b)           All financial statement information shall be prepared in accordance with IFRS as in effect on the date of such report or financial statement (or otherwise on the basis of IFRS as then in effect) and on a consistent basis for the periods presented.  Except as provided in Section 4.03(a), no report need include separate financial statements for the Subsidiaries of the Issuer or any disclosure with respect to the results of operations or any other financial or statistical disclosure not of a type included in the Forms 20-F previously filed by the Issuer and in no event shall U.S. GAAP information or reconciliation to U.S. GAAP be required. Each report delivered pursuant to clauses (1) and (2) of Section 4.03(a) shall include reasonably detailed disclosure on the limitations on beneficial ownership of the Notes imposed by the Pledge Permit and the relevant Israeli laws and regulations and the consequences for breaches thereof.

(c)           Within the time periods set out in clauses (1), (2) and (3) of Section 4.03(a), the Issuer will post the reports and other information required thereby on its website (or make similar disclosure); provided, however, that to the extent any reports are filed or posted on the SEC’s website or the Issuer’s website, such reports shall be deemed to be provided to the Trustee.

(d)           No later than five Business Days after the publication of the press releases relating to the reports described in clauses (1) and (2) of Section 4.03(a), the Issuer shall hold a conference call (with the details for accessing such call publically announced over the customary news wires and least two Business Days prior thereto) in which it shall discuss the results for such period, subject to applicable laws (including Israeli and US securities laws).  Such call may be arranged over telephone lines or the internet.  For the avoidance of doubt, such call may take place concurrently with an “earnings call” in which equity investors and other parties are invited to participate.

(e)           At any time any Subsidiary of the Issuer is an Unrestricted Subsidiary and any such Unrestricted Subsidiary or group of Unrestricted Subsidiaries, if taken together as one Subsidiary, constitutes a Significant Subsidiary, then the quarterly and annual financial information required by Section 4.03(a) will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, of the financial condition and results of operations of the Issuer and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Issuer.

(f)           In addition, so long as the Notes remain outstanding and during any period during which the Issuer is not subject to Section 13 or 15(d) of the U.S. Exchange Act nor exempt therefrom pursuant to Rule 12g3-2(b) of the U.S. Exchange Act, the Issuer shall furnish to the holders of the Notes and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act.

Section 4.04                      Compliance Certificate.

(a)           The Issuer shall deliver to the Trustee within 120 days after the end of each fiscal year of the Issuer commencing with the fiscal year ending December 31, 2014, an Officer’s Certificate indicating whether the signer knows of any Default that occurred during the previous year and, if so, specifying the nature thereof.

(b)           Upon becoming aware of any Default or Event of Default, the Issuer shall within 30 days deliver to the Trustee a statement specifying such Default or Event of Default and what action, if any, it is taking in respect of that Default or Event of Default.

Section 4.05                      Taxes.

The Issuer will pay, and will cause each of its Subsidiaries to pay, prior to delinquency, all material taxes, assessments, and governmental levies except such as are contested in good faith and by appropriate proceedings or where the failure to effect such payment is not adverse in any material respect to the Holders.

Section 4.06                      Stay, Extension and Usury Laws.

The Issuer and each of the Guarantors covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Issuer and each of the Guarantors (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.07                      Lockbox and Restrictions on Distributions.

(a)           SP-2 (or its successor) at all times shall maintain the Lockbox Account.

(b)           Substantially concurrently with the closing of the offering of the Notes on the Issue Date, the Issuer shall deposit into the Lockbox Account cash equal to the Initial Lockbox Amount (such amount so deposited, the “Initial Deposit”).  For the avoidance of doubt, the proceeds of the offering of the Notes (other than the portion thereof that constitutes the Initial Lockbox Amount) shall constitute Unrestricted Cash.

(c)           Upon the receipt by the B-Com Group of any Pledged Bezeq Shares Distributed Amount on or after April 1, 2014, the B-Com Group will allocate such Pledged Bezeq Shares Distributed Amounts as follows (provided, however, that to the extent the Pledged Bezeq Shares Distributed Amounts (other than Bezeq Shares received as a distribution) received by the B-Com Group are not in the form of cash, it shall promptly first sell or exchange such non-cash Pledged Bezeq Shares Distributed Amounts for cash or Cash Equivalents at fair market value before such allocation, and that only the net proceeds from such sale or exchange of such non-cash Pledged Bezeq Shares Distributed Amounts shall be required to be allocated in accordance with this Section 4.07):

(1)           First, the lesser of (x) such Pledged Bezeq Shares Distributed Amounts and (y) if (i) the amount of cash and Cash Equivalents available in the Lockbox Account, is less than (ii) the then current NIS Equivalent to the interest that would accrue in respect of the Notes over the next 12-month period (calculated from and including the date of receipt of such Pledged Bezeq Shares Distributed Amount through the one-year anniversary thereof and based on the then current outstanding principal amount of Notes) (the difference between the amounts described in (i) and (ii) being the “Shortfall Amount”), then an amount equal to the Shortfall Amount shall be deposited in the Lockbox Account;

(2)           Second, with respect to any remaining Pledged Bezeq Shares Distributed Amount after application of clause (1) above, the lesser of (x) such remaining Pledged Bezeq Shares Distributed Amounts and (y) the Mandatory Debt Service Amount for the Dividend Period then beginning, shall be deposited in the Lockbox Account; and

(3)           Third, with respect to any remaining Pledged Bezeq Shares Distributed Amounts after application of clauses (1) and (2) of this Section 4.07(c), 50% shall be deposited in the Lockbox Account and 50% shall be designated as Unrestricted Cash which need not be deposited into the Lockbox Account.

(d)           If the B-Com Group receives any Bezeq Shares as part of the Pledged Bezeq Shares Distributed Amount, such Bezeq Shares so received shall be pledged as Collateral to secure the Notes and the Guarantees on a first-priority basis and shall constitute Pledged Bezeq Shares for purposes of this Indenture.  For the avoidance of doubt, such Bezeq Shares so received shall not be required to be deposited into the Lockbox Account.

(e)           Notwithstanding anything to the contrary contained herein, at all times, Unpledged Bezeq Shares Distributed Amounts will constitute Unrestricted Cash.

(f)           Restricted Cash may be used during any Dividend Period by the B-Com Group at the Issuer’s discretion for any of the following purposes (each, a “Permitted Lockbox Fund Application”):

(1)           to pay any scheduled interest (including Additional Amounts) in respect of the Notes  (and/or any Indebtedness Incurred to refinance any of the Notes (provided such refinancing Indebtedness has a Weighted Average Life to Maturity that is equal to or greater than the Weighted Average Life to Maturity of the Notes refinanced)) due during such Dividend Period; and

(2)           to the extent there are Pledged Bezeq Shares Distributed Amounts received by the B-Com Group during such Dividend Period not applied in accordance with clause (1) of this Section 4.07(f), the B-Com Group may, in the sole discretion of the Issuer, apply such amounts, from and after April 1, 2014, to:

(A)           make mandatory repayments of the Existing Unsecured Notes (and/or any Indebtedness Incurred to refinance any of the foregoing (whenever Incurred) (provided such refinancing Indebtedness has a Weighted Average Life to Maturity that is equal to or greater than the Weighted Average Life to Maturity of the Indebtedness refinanced)) when due;

(B)           pay any scheduled interest (including additional amounts and other similar tax gross-up payments required by the terms of any Indebtedness of the B-Com Group, if any) on any Indebtedness of the B-Com Group;

(C)           acquire Notes and Other Shares Disposition Indebtedness, if any, tendered in a Disposition Offer upon completion of such Disposition Offer in accordance with Section 3.12 and Section 4.10;

(D)           redeem, purchase or acquire Notes in whole or in part (pursuant to the redemption provisions of this Indenture, open market purchases, tender offer or otherwise);

(E)           acquire additional Bezeq Shares (provided that the Issuer or the relevant Restricted Subsidiary that acquires such Bezeq Shares shall promptly pledge such shares to secure the Notes and the Guarantees on a first-priority basis);  and/or

(F)           make payments in aggregate amounts not to exceed NIS 10,000,000 per calendar year for general corporate purposes (“General Expenses”), including to pay general administrative and management costs and fees, including, for the avoidance of doubt, payments to Affiliates of the Issuer, but excluding payments to fund directly or indirectly any acquisition of, or Investment in, another Person;

provided that no Permitted Lockbox Fund Applications under clause (2) of this Section 4.07(f) may be made unless, after giving pro forma effect thereto, the cash and Cash Equivalents available in the Lockbox Account equals an amount not less than the then current NIS Equivalent to the interest that would accrue in respect of the Notes over the next 12-month period (calculated from and including the date of such Permitted Lockbox Fund Application through the one year anniversary thereof and based on the then current outstanding principal amount of Notes); provided, however, that, for the avoidance of doubt, the restrictions in this proviso do not apply to Permitted Lockbox Fund Applications of the type described in Section 4.07(f)(1)).

(g)           Restricted Cash may not be used for any purpose other than a Permitted Lockbox Fund Application.  Any waiver or amendment to the use of such funds will require the majority consent of holders of the Notes entitled to consent thereon, as described under Section 9.02; provided that funds erroneously deposited in the Lockbox Account may be removed from the Lockbox Account and applied in any manner permitted by this Indenture (provided no Event of Default has occurred and is then continuing).

(h)           Funds allocated to the Lockbox Account may be invested in cash and/or Cash Equivalents.  Any return (profit) earned pursuant to such investments will be released from the Lockbox Account and shall constitute Unrestricted Cash (provided no Event of Default has occurred and is then continuing).  Notwithstanding anything in this Indenture to the contrary, any such return (profit) so released from the Lockbox Account shall be excluded from all calculations in determining the required balance of the Lockbox Account or the amount of additional funds that are required to be deposited into the Lockbox Account at any time.  For the avoidance of doubt, funds allocated to the Lockbox Account may not be used to repay or redeem Subordinated Obligations.

(i)           The B-Com Group (or any other Person it appoints) will have the right to maintain sole signing authority over the Lockbox Account prior to the occurrence of an Event of Default in accordance with the provisions of this Indenture.  Prior to any such Event of Default, the B-Com Group may release and/or apply cash from the Lockbox Account in accordance with the provisions of this Section 4.07 without the need to provide any notification or certification to the Trustee or Security Agent in connection therewith.

(j)           Unrestricted Cash may be used for any purpose not prohibited by this Indenture, including, without limitation, Investments (including Investments in Unrestricted Subsidiaries) and/or the payment of dividends, distributions pursuant to Section 303 of the Israel Companies Law 1999, other distributions, shareholder loans (and neither the holder of any Notes nor any Trustee or Security Agent on their behalf will exercise any right they may have under Israeli law to protest any such Investments, dividends, distributions, loans or other application that are not prohibited by this Indenture and are hereby deemed to approve such payment for Israeli law purposes to the extent such payment is not in violation of the terms of this Indenture) and/or repayment of Indebtedness and other obligations, provided that with respect to applying Unrestricted Cash for (i) payment of dividends on Capital Stock of the Issuer, (ii) repurchase of Capital Stock of the Issuer, (iii) repayment of any Subordinated Shareholder Loans or (iv) make any Investment in an Unrestricted Subsidiary, such application shall only be permitted if (x) no Default or Event of Default is outstanding or would result therefrom and (y) pro forma for any such usage, the amount of cash and Cash Equivalents constituting Unrestricted Cash plus the amount of cash and Cash Equivalents in the Lockbox Account equals at least the Liquidity Test Amount.

(k)           Aside from the limitations described in this Section 4.07, no further contractual limitations apply to the Issuer with respect to the distribution of dividends or repurchase of shares.

Section 4.08                      Limitation on Restrictions on Distributions from Restricted Subsidiaries.

(a)           The Issuer and the Guarantors will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(1)           pay dividends or make any other distributions on its Capital Stock to the Issuer or any Restricted Subsidiary or pay any Indebtedness or other obligations owed to the Issuer or any Restricted Subsidiary;

(2)           make any loans or advances to the Issuer or any Restricted Subsidiary; or

(3)           sell, lease or transfer any of its property or assets to the Issuer or any Restricted Subsidiary;

provided that (x) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock and (y) the subordination of (including but not limited to, the application of any standstill requirements to) loans or advances made to the Issuer or any Restricted Subsidiary to other Indebtedness Incurred by the Issuer or any Restricted Subsidiary, shall not be deemed to constitute such an encumbrance or restriction.

(b)           Section 4.08(a) will not prohibit:

(1)           any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date, including, without limitation, this Indenture, any Existing Debt, the Intercreditor Agreement, the Security Documents, any Additional Intercreditor Agreement and any related documentation, in each case, as in effect on the Issue Date;

(2)           any encumbrance or restriction pursuant to an agreement or instrument of a Person relating to any Capital Stock or Indebtedness of a Person, Incurred on or before the date on which such Person was acquired by or merged or consolidated with or into the Issuer or any Restricted Subsidiary, or on which such agreement or instrument is assumed by the Issuer or any Restricted Subsidiary in connection with an acquisition of assets (other than Capital Stock or Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was acquired by the Issuer or was merged or consolidated with or into the Issuer or any Restricted Subsidiary or in contemplation of such transaction) and outstanding on such date, provided, that any such encumbrance or restriction shall not extend to any assets or property of the Issuer or any other Restricted Subsidiary other than the assets and property so acquired and provided, further, that for the purposes of this clause (2), if another Person is the Successor Company, any Subsidiary thereof or agreement or instrument of such Person or any such Subsidiary shall be deemed acquired or assumed by the Issuer or any Restricted Subsidiary when such Person becomes the Successor Company;

(3)           any encumbrance or restriction pursuant to an agreement or instrument effecting a refunding, replacement or refinancing of Indebtedness Incurred pursuant to, or that otherwise extends, renews, refunds, refinances or replaces, an agreement referred to in clause (1) or (2) of this Section 4.08(b) or this clause (3) or contained in any amendment, supplement or other modification to an agreement referred to in clause (1) or (2) of this Section 4.08(b) or this clause (3); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement are no less favorable in any material respect to the holders of the Notes, taken as a whole, than the encumbrances and restrictions contained in such agreements referred to in clauses (1) or (2) of this Section 4.08(b) (as determined in good faith by the Board of Directors or senior management of the Issuer);

(4)           in the case of Section 4.08(a)(3), any encumbrance or restriction:

(A)           that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any such lease, license or other contract;

(B)           contained in Liens permitted under this Indenture securing Indebtedness of the Issuer or a Restricted Subsidiary to the extent such encumbrances or restrictions restrict the transfer of the property subject to such mortgages, pledges or other security agreements; or

(C)           pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Issuer or any Restricted Subsidiary;

(5)           any encumbrance or restriction pursuant to (a) Purchase Money Obligations for property acquired in the ordinary course of business and (b) Capitalized Lease Obligations permitted under this Indenture, in each case that impose encumbrances or restrictions of the nature described in Section 4.08(a)(3) on the property so acquired;

(6)           any encumbrance or restriction with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

(7)           customary provisions in leases, asset sale, joint venture agreements and other agreements and instruments entered into by the Issuer or any Restricted Subsidiary in the ordinary course of business;

(8)           encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation, government license or order, or required by any regulatory authority;

(9)           any encumbrance or restriction on cash or other deposits or net worth imposed by customers under agreements entered into in the ordinary course of business;

(10)           any encumbrance or restriction pursuant to Currency Agreements or Interest Rate Agreements; and

(11)           any encumbrance or restriction arising pursuant to an agreement or instrument relating to any Indebtedness permitted to be Incurred subsequent to the Issue Date pursuant to the provisions of Section 4.09 if (a) the encumbrances and restrictions taken as a whole are not materially less favorable to the holders of the Notes than the encumbrances and restrictions contained in any Existing Debt or the Intercreditor Agreement, in each case, as in effect on the Issue Date or any Additional Intercreditor Agreement (in each case as determined in good faith by the Board of Directors or senior management of the Issuer) or (b) such encumbrances and restrictions taken as a whole are not materially more disadvantageous to the holders of the Notes than is customary in comparable financings (as determined in good faith by the Board of Directors or senior management of the Issuer) and, in each case, either (x) the Issuer reasonably believes that such encumbrances and restrictions will not materially affect the Issuer’s ability to make principal or interest payments on the Notes as and when they come due or (y) such encumbrances and restrictions apply only if a default occurs in respect of a payment or financial covenant relating to such Indebtedness.

Section 4.09                      Limitation on Indebtedness.

(a)           The Issuer will not, and will not cause or permit any Restricted Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness) and the Issuer will not issue any Disqualified Stock and will not permit any Restricted Subsidiary to issue any Preferred Stock; provided, however, that the Issuer may Incur Indebtedness (including Acquired Indebtedness) or issue Disqualified Stock and the Guarantors may Incur Indebtedness (including Acquired Indebtedness) or issue Preferred Stock if the Adjusted Net Leverage Ratio of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements of both of the Issuer and Bezeq are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or such Preferred Stock is issued, as the case may be, would not exceed 2.75 to 1.00 (in each case determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred or the Disqualified Stock or the Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of the such four-quarter period).

(b)           Section 4.09(a) will not prohibit the Incurrence of the following Indebtedness (collectively, “Permitted Debt”):

(1)           Indebtedness of the Issuer and the Guarantors in an aggregate principal amount at any one time outstanding not to exceed, including all Refinancing Indebtedness incurred to refinance any Indebtedness incurred pursuant to this Section 4.09(b)(1), NIS 903.0 million plus, in the case of any refinancing of Indebtedness Incurred or deemed to be Incurred under this Section 4.09(b)(1) (or refinancings of such refinanced Indebtedness), the aggregate amount of fees, accrued interest, underwriting discounts, premiums and other costs and expenses Incurred in connection with such refinancings;

(2)            Indebtedness of the Issuer owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Issuer or any other Restricted Subsidiary; provided, however, that:

(A)            any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than the Issuer or a Restricted Subsidiary of the Issuer; and

(B)           any sale or other transfer of any such Indebtedness to a Person other than the Issuer or a Restricted Subsidiary of the Issuer,

shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Issuer or such Restricted Subsidiary that was not permitted by this Section 4.09(b)(2), as the case may be and provided, further, that if the Issuer or any Guarantor is the obligor on such Indebtedness, such Indebtedness is unsecured and (other than with respect to cash management transactions) is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes, in the case of the Issuer, or the Guarantee, in the case of a Guarantor;

(3)            Indebtedness of the Issuer and the Guarantors represented by the Notes issued on the Issue Date (excluding any Additional Notes) and the Guarantees;

(4)            any Indebtedness of the Issuer and the Restricted Subsidiaries (other than the Indebtedness described in clauses (1), (2) and (3) of this Section 4.09(b)) outstanding on the Issue Date after giving effect to the use of proceeds from the Notes issued on the Issue Date;

(5)            any Refinancing Indebtedness Incurred to refinance any Indebtedness permitted to be Incurred under clause (3), clause (4) or this clause (5) of this Section 4.09(b) or Incurred pursuant to Section 4.09(a);

(6)            Indebtedness of the Issuer and the Guarantors (and Indebtedness of any Person outstanding on the date on which such Person becomes a Restricted Subsidiary of the Issuer or is merged, consolidated, amalgamated or otherwise combined with (including pursuant to any acquisition of assets and assumption of related liabilities) the Issuer or any Restricted Subsidiary not in violation of this Indenture), in an aggregate principal amount at any one time outstanding pursuant to this clause (6) not to exceed, including all Refinancing Indebtedness incurred to refinance any Indebtedness incurred pursuant to this clause (6), NIS 250 million;

(7)            Indebtedness of the Issuer and the Guarantors under Hedging Obligations entered into for bona fide hedging purposes of the Issuer or its Restricted Subsidiaries not for speculative purposes (including for the avoidance of doubt, any such Hedging Obligations in respect of obligations under the Notes);

(8)            Indebtedness in respect of (a) workers’ compensation claims, self-insurance obligations, performance, bid, indemnity, surety, judgment, appeal, advance payment, customs, VAT or other tax or other guarantees or other similar bonds, instruments or obligations and completion guarantees and warranties provided by the Issuer or a Restricted Subsidiary or relating to liabilities, obligations or guarantees, in each case, Incurred in the ordinary course of business, (b) letters of credit, bankers’ acceptances, guarantees or other similar instruments or obligations issued or relating to liabilities or obligations Incurred in the ordinary course of business, (c) the financing of insurance premiums in the ordinary course of business and (d) any customary cash management, cash pooling or netting or setting off arrangements in the ordinary course of business;

(9)            Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within 30 days of Incurrence;

(10)            Indebtedness arising from agreements of the Issuer or a Restricted Subsidiary providing for customary indemnification, adjustment of purchase price or similar obligations, in each case, incurred in connection with the disposition of any business, assets or subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or subsidiary for the purpose of financing such acquisition; provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Issuer and the Restricted Subsidiaries in connection with such disposition;

(11)            guarantees by the Issuer or any Restricted Subsidiary of Indebtedness of the Issuer or any Restricted Subsidiary (other than of any Indebtedness Incurred by the Issuer or such Restricted Subsidiary in violation of this Section 4.09); provided that if the Indebtedness being guaranteed is subordinated to the Notes or a Guarantee, then the guarantee must be subordinated to the Notes or the Guarantee to the same extent as the Indebtedness guaranteed; and

(12)           in addition to the items referred to in clauses (1) through (9) of this Section 4.09(b), Indebtedness (including any Refinancing Indebtedness in respect thereof) of the Issuer and the Restricted Subsidiaries in an aggregate principal amount at any one time outstanding, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (12)) and then outstanding, will not exceed US$25.0 million.

(c)           In addition, for the avoidance of doubt, any permitted refinancing of Indebtedness Incurred under any of clauses (1), (6) or (12) of Section 4.09(b) (or of a portion thereof) may be Incurred from time to time after the discharge, termination or repayment of the Indebtedness being refinanced.

(d)           Neither the Issuer nor any Guarantor will Incur any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Issuer or any Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the Notes or the relevant Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Issuer or any Guarantor solely by virtue of being unsecured or by virtue of being secured with different collateral or by virtue of being secured on a junior priority basis or by virtue of the application of waterfall or other payment ordering provisions affecting different tranches of Indebtedness under credit facilities.

(e)           For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this Section 4.09:

(1)           in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in Sections 4.09(a) and (b), the Issuer, in its sole discretion, will classify and, from time to time, may reclassify such Indebtedness, in any manner that complies with this Section 4.09 and such item of Indebtedness will be treated as having been Incurred pursuant to only one of such clauses of Section 4.09(b) or pursuant to Section 4.09(a), provided that Indebtedness represented by the Existing Unsecured Notes outstanding on the Issue Date will be deemed to be incurred pursuant to clause (1) of Section 4.09(b);

(2)            guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(3)            the principal amount of any Disqualified Stock of the Issuer, or Preferred Stock of a Restricted Subsidiary, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(4)            Indebtedness permitted by this Section 4.09 need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this Section 4.09 permitting such Indebtedness; and

(5)           the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with IFRS.

(f)           Accrual of interest, accrual of dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest or dividends in the form of additional Indebtedness, Preferred Stock or Disqualified Stock and increases in the amount of Indebtedness due to a change in accounting principles will not be deemed to be an Incurrence of Indebtedness for purposes of this Section 4.09. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (ii) the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

(g)           In addition, the Issuer will not permit any of its Unrestricted Subsidiaries to Incur any Indebtedness or issue any shares of Preferred Stock, other than Non-Recourse Debt. If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness and Preferred Stock of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary of the Issuer as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this Section 4.09, the Issuer shall be in Default of this Section 4.09).

(h)           For purposes of determining compliance with any NIS-denominated or U.S. Dollar-denominated restriction on the Incurrence of Indebtedness, the NIS Equivalent or Dollar Equivalent, as applicable, principal amount of Indebtedness denominated in a foreign currency shall be (1) calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable NIS-denominated or U.S. Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such NIS-denominated or U.S. Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced; and (2) if and for so long as any such Indebtedness is subject to an agreement intended to protect against fluctuations in currency exchange rates with respect to the currency in which such Indebtedness is denominated covering principal and interest on such Indebtedness, the swapped rate of such Indebtedness (if swapped into NIS or U.S. Dollar, as applicable) as of the date of the applicable swap. Notwithstanding any other provision of this Section 4.09, the maximum amount of Indebtedness that the Issuer and the Restricted Subsidiaries may Incur pursuant to this Section 4.09 shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Section 4.10                      Limitation on Sales of Specified Shares.

(a)           The Issuer and the Guarantors will not, and will not permit any of the Restricted Subsidiaries to, make any Shares Disposition unless:

(1)           the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at least equal to the fair market value (such fair market value to be determined on the date of contractually agreeing to such Shares Disposition), as determined in good faith by the Board of Directors or senior management of the Issuer, of the Specified Shares subject to such Shares Disposition; and

(2)           100% of the consideration from such Shares Disposition received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents.

(b)           All Net Available Cash from such Shares Disposition shall be deposited into the Lockbox Account promptly upon receipt thereof by the Issuer or any Restricted Subsidiary.  To the extent that the aggregate Net Available Cash from all Share Dispositions equals or exceeds NIS 30 million, the Issuer shall make a Disposition Offer within 365 days of receipt of such Net Available Cash in accordance with Section 3.12.

(c)           For the avoidance of doubt, any direct or indirect sale, lease, conveyance, transfer or other disposition (“Transfer”) of any assets by the Issuer or any of its Restricted Subsidiaries other than any Specified Shares, including any assets acquired by the Issuer or any Restricted Subsidiary with Unrestricted Cash (and including for the avoidance of doubt, without limitation, any such Transfer to an Unrestricted Subsidiary), shall not be subject to the provisions of this Section 4.10.

Section 4.11                      Limitation on Affiliate Transactions.

(a)           The Issuer and the Guarantors will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Issuer (each an “Affiliate Transaction”) involving aggregate value in excess of NIS 1.0 million fiscal year, unless:

(1)            the terms of such Affiliate Transaction are not materially less favorable, taken as a whole, to the Issuer or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction in arm’s-length dealings with a Person who is not such an Affiliate; and

(2)           in the event such Affiliate Transaction involves an aggregate value in excess of NIS 10.0 million, the terms of such transaction have been approved by a majority of the Disinterested Directors of the Board of Directors of the Issuer (or if there is only one Disinterested Director on the Board of Directors, such Disinterested Director) or the Issuer has received a written opinion from an Independent Financial Advisor stating that such Affiliate Transaction either is fair, from a financial standpoint, to the Issuer and the Restricted Subsidiaries or is not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s length basis from a Person that is not an Affiliate.

(b)           Section 4.11(a) will not apply to:

(1)            any issuance or sale of Capital Stock, options, other equity-related interests or other securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, or entering into, or maintenance of, any employment, consulting, collective bargaining or benefit plan, program, agreement or arrangement, related trust or other similar agreement and other compensation arrangements, options, warrants or other rights to purchase Capital Stock of the Issuer or Holding Company of the Issuer, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits or consultant plans (including, without limitation, valuation, health, insurance, deferred compensation, severance, retirement, savings or similar plans, programs or arrangements) and/or indemnities provided on behalf of officers, employees or directors or consultants approved by the Board of Directors of the Issuer, in each case in the ordinary course of business;

(2)            any transaction between or among the Issuer and a Restricted Subsidiary (or an entity that becomes a Restricted Subsidiary in connection with such transaction) or between or among Restricted Subsidiaries (or an entity that becomes a Restricted Subsidiary in connection with such transaction);

(3)            the payment of reasonable and customary fees (and expense reimbursement) paid to, and customary indemnities provided on behalf of, directors, officers, employees or consultants of the Issuer or any Restricted Subsidiary of the Issuer;

(4)            the performance of obligations of the Issuer or any of the Restricted Subsidiaries under the terms of any agreement to which the Issuer or any of the Restricted Subsidiaries is a party as of or on the Issue Date (and any transaction contemplated thereby), as these agreements may be amended, modified, supplemented, extended or renewed from time to time; provided, however, that any future amendment, modification, supplement, extension or renewal entered into after the Issue Date will be permitted to the extent that its terms are not materially more disadvantageous, taken as a whole, to the holders of the Notes than the terms of the agreements in effect on the Issue Date;

(5)            the issuance of Capital Stock (other than Disqualified Stock) or any options, warrants or other rights to acquire Capital Stock (other than Disqualified Stock) of the Issuer to any Affiliate or any capital contribution by an Affiliate to the Issuer;

(6)            guarantees of Indebtedness and other obligations of the Issuer or any Restricted Subsidiary otherwise permitted under this Indenture;

(7)            any transactions using or any application of Unrestricted Cash;

(8)            transactions with Bezeq Group in the ordinary course of business;

(9)            any customary employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into in the ordinary course of business and payments pursuant thereto;

(10)            loans or advances to employees in the ordinary course of business and not to exceed NIS 2.0 million in the aggregate at any one time outstanding;

(11)            the payment of General Expenses to the extent permitted to be paid out of the Lockbox Account;

(12)            the Incurrence of any Subordinated Shareholder Loans; and

(13)           payments made in respect of (and in accordance with the terms of) any Indebtedness issued primarily to or borrowed primarily from parties that were not Affiliates of the Issuer (and Incurred not otherwise in violation of this Indenture) which Indebtedness was subsequently acquired by, or assigned, novated or otherwise transferred to, in whole or in part, one or more Affiliates of the Issuer.

(c)           For the avoidance of doubt, any transaction between Eurocom (or any Holding Company of the Issuer or any entity directly or indirectly controlled by Eurocom (other than the Issuer and the Restricted Subsidiaries)) on the one hand and any member of the Bezeq Group on the other hand that benefits any officer or director of the B-Com Group because of such officer’s or director’s affiliation with Eurocom (or such Holding Company) or the Bezeq Group, as the case may be, but does not involve the B-Com Group itself and the B-Com Group is not party to such transaction, shall not be deemed to be an Affiliate Transaction and shall not be subject to the provisions of this Section 4.11.

Section 4.12                      Limitation on Liens.

The Issuer and the Guarantors will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien upon any of its property or assets (including Capital Stock of Restricted Subsidiaries of the Issuer), whether owned on the Issue Date or acquired after that date, which Lien is securing any Indebtedness, except (a) in the case of any property or asset that does not constitute Collateral, Permitted Liens, and (b) in the case of any property or asset that constitutes Collateral, Permitted Collateral Liens.

Section 4.13                      [Reserved].

Section 4.14                      Corporate Existence.

Subject to Article 5 hereof, the Issuer shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, and the corporate, partnership or other existence of each Guarantor, in accordance with the respective organizational documents (as the same may be amended from time to time) of the Issuer or any such Guarantor.

Section 4.15                      Change of Control.

(a)           If a Change of Control shall occur at any time, the Issuer shall, pursuant to the procedures described in this Section 4.15 and in this Indenture, offer (the “Change of Control Offer”) to purchase all Notes in whole or in part in denominations of US$1 and in integral multiples of US$1 in excess thereof at a purchase price (the “Change of Control Purchase Price”) in cash in an amount equal to 101% of the principal amount of such Notes, plus any Additional Amounts and accrued and unpaid interest, if any, to the date of purchase (the “Change of Control Purchase Date”) (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date) provided, however, that the Issuer shall not be obliged to repurchase Notes as described under this Section 4.15 in the event and to the extent that it has unconditionally exercised its right to redeem all of the Notes as described under Section 3.08 or all conditions to such redemption have been satisfied or waived. No such purchase in part shall reduce the principal amount at maturity of the Notes held by any holder to below US$1.

(b)           Unless the Issuer has unconditionally exercised its right to redeem all the Notes as described under Section 3.08 or all conditions to such redemption have been satisfied or waived, within 30 days of any Change of Control, the Issuer shall notify the Trustee thereof and give written notice of such Change of Control to each holder of registered Notes in accordance with Section 14.01  stating, among other things:

(1)           that a Change of Control has occurred and the date of such event;

(2)           the circumstances and relevant facts regarding such Change of Control (including, but not limited to, applicable information with respect to pro forma historical income, cash flow and capitalization after giving effect to the Change of Control);

(3)           the purchase price and the purchase date which shall be fixed by the Issuer on a Business Day no earlier than 30 days nor later than 60 days from the date such notice is provided, or such later date as is necessary to comply with requirements under the U.S. Exchange Act or any other applicable rule, regulation or bylaw of any applicable jurisdiction or exchange or trading platform;

(4)           that any Note not tendered will continue to accrue interest and unless the Issuer defaults in payment of the Change of Control Purchase Price, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Purchase Date; and

(5)           certain other procedures that a holder of Notes must follow to accept a Change of Control Offer or to withdraw such acceptance.

The Issuer will comply with the applicable tender offer rules, including Rule 14e-1 under the U.S. Exchange Act, and any other applicable securities laws or regulations in connection with a Change of Control Offer. To the extent that the provisions of any applicable securities laws or regulations conflict with the provisions of this Section 4.15 (other than the obligation to make an offer pursuant to this Section 4.15), the Issuer will comply with the securities laws and regulations and will not be deemed to have breached its obligations described in this Section 4.15 by virtue thereof.

(c)           On the Change of Control Purchase Date, the Issuer shall, to the extent lawful and in accordance with the procedures set forth in its notice:

(1)           accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2)           make payments in an amount equal to the Change of Control Purchase Price in respect of all Notes or portions of Notes properly tendered in accordance with Section 3.06;

(3)           to the extent permitted to cancel such Notes in accordance with Section 4.22, deliver or cause to be delivered to the Trustee the Notes properly accepted (or the relevant portion thereof) for cancellation; and

(4)           deliver to the Trustee an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuer and cancelled, if any.

The Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

(d)           Notwithstanding anything to the contrary in this Section 4.15, the Issuer shall not be required to make a Change of Control Offer following a Change of Control if (1) a third party (including, for the avoidance of doubt, any Restricted Subsidiary) makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Section 4.15 and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer, or (2) notice of redemption has been given pursuant to Section 3.08, unless and until there is a default in payment of the applicable redemption price.

(e)           Notwithstanding anything to the contrary in this Section 4.15, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

Section 4.16                      Limitation on Issuances of Guarantees of Indebtedness by Restricted Subsidiaries.

(a)           The Issuer and the Guarantors will not permit any Restricted Subsidiary that is not a Guarantor to, directly or indirectly, guarantee any Indebtedness (or provide a Lien in respect of any Indebtedness) of the Issuer or a Guarantor (other than performance guarantees made in the ordinary course of business) unless such Restricted Subsidiary simultaneously executes and delivers to the Trustee a supplemental indenture in the form set forth in Exhibit D providing for the guarantee of payment of the Notes by such Restricted Subsidiary as a Guarantor; provided:

(1)           if such Indebtedness is Pari Passu Indebtedness, any such guarantee of such Restricted Subsidiary with respect to such Pari Passu Indebtedness shall rank pari passu with or junior in right of payment to its guarantee of the Notes or the Guarantees;

(2)           if the Indebtedness is Subordinated Obligations, any such guarantee of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to the guarantee of the Notes substantially to the same extent as such Indebtedness is subordinated in right of payment to the Notes or any Guarantee;

(3)           a Restricted Subsidiary’s guarantee may be limited in amount to the extent required by fraudulent conveyance, thin capitalization, corporate benefit, financial assistance or other similar laws (but, in such a case (a) each of the Issuer and the Restricted Subsidiaries will use their reasonable best efforts to overcome the relevant legal limit and will procure that the relevant Restricted Subsidiary undertakes all whitewash or similar procedures which are legally available to eliminate the relevant limit and (b) the relevant guarantee shall be given on an equal and ratable basis with the guarantee of any other Indebtedness giving rise to the obligation to guarantee the Notes); and

(4)           for so long as it is not permissible under applicable law for a Restricted Subsidiary to become a Guarantor, such Restricted Subsidiary need not become a Guarantor (but, in such a case, each of the Issuer and its Restricted Subsidiaries will use their reasonable best efforts to overcome the relevant legal prohibition precluding the giving of the guarantee and will procure that the relevant Restricted Subsidiary undertakes all whitewash or similar procedures which are legally available to eliminate the relevant legal prohibition, and shall give such guarantee at such time (and to the extent) that it thereafter becomes permissible).

(b)           Section 4.16(a) shall not apply to the granting by such Restricted Subsidiary of a Permitted Lien or Permitted Collateral Lien under circumstances which do not otherwise constitute the guarantee of Indebtedness of the Issuer or any Guarantor.

Section 4.17                      Payments for Consent.

The Issuer and the Guarantors shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of the Notes for or as an inducement to any consent, waiver or amendment of any of the terms of the provisions of this Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.  Notwithstanding the foregoing, the Issuer and the Restricted Subsidiaries shall be permitted, in any offer or payment of consideration for, or as an inducement to, any consent, waiver or amendment of any of the terms or provisions of this Indenture, to exclude holders of Notes in any jurisdiction where (i) the solicitation of such consent, waiver or amendment, including in connection with an exchange offer or an offer to purchase for cash, or (ii) the payment of the consideration therefor would require the Issuer or any Restricted Subsidiary to file a registration statement, prospectus or similar document under any applicable securities laws (including, but not limited to, the United States federal securities laws and the laws of the European Union or its member states or the State of Israel), which the Issuer in its sole discretion determine (acting in good faith) (A) would be materially burdensome (it being understood that it would not be materially burdensome to file the consent document(s) used in other jurisdictions, any substantially similar documents or any summary thereof with the securities or financial services authorities in such jurisdiction) or (B) such solicitation would otherwise not be permitted under applicable law in such jurisdiction.

Section 4.18                      Impairment of Security Interests.

The Issuer and the Guarantors shall not, and shall not permit any Restricted Subsidiary to, take or omit to take any action that would have the result of materially impairing the security interest with respect to the Collateral (it being understood that, subject to the proviso below, the Incurrence of Permitted Collateral Liens shall under no circumstances be deemed to materially impair the security interest with respect to the Collateral) for the benefit of the Trustee and the holders of the Notes, and the Issuer shall not, and shall not permit any Restricted Subsidiary to, grant to any Person other than the Trustee acting through the Security Agent or to the Security Agent, as applicable, under relevant law, for the benefit of the Trustee and the holders of the Notes and the other beneficiaries described in the Security Documents, the Intercreditor Agreement or any Additional Intercreditor Agreement, any Lien over any of the Collateral; provided that (a) the Issuer and the Restricted Subsidiaries may Incur Permitted Collateral Liens, (b) the Collateral may be discharged, amended, extended, renewed, restated, supplemented, released, modified or replaced in accordance with this Indenture, applicable Security Documents, the Intercreditor Agreement or any Additional Intercreditor Agreement, and (c) the Issuer and the Guarantors may consummate any other transaction permitted under Section 5.01 hereof.

Notwithstanding the foregoing, nothing in this Section 4.18 shall restrict the discharge and release of any Lien in accordance with this Indenture, the Security Documents, the Intercreditor Agreement or any Additional Intercreditor Agreement.  Subject to the foregoing, the Security Documents may be amended, extended, renewed, restated, supplemented or otherwise modified or released (in connection with a corporate reorganization and followed by an immediate retaking of a Lien of at least equivalent ranking over the same assets) to (i) cure any ambiguity, defect or inconsistency therein; (ii) provide for Permitted Collateral Liens; (iii) add to the Collateral or (iv) make any other change thereto that does not adversely affect the Holders in any material respect; provided, however, that no Security Document may be amended, extended, renewed, restated, supplemented or otherwise modified or released (followed by an immediate retaking of a Lien of at least equivalent ranking over the same assets), unless contemporaneously with such amendment, extension, renewal, restatement, supplement or modification or release (followed by an immediate retaking of a Lien of at least equivalent ranking over the same assets), the Issuer delivers to the Trustee, either (1) a solvency opinion, in form and substance reasonably satisfactory to the Trustee, from an Independent Financial Advisor confirming the solvency of the Issuer and its Subsidiaries, taken as a whole, after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, modification or release (followed by an immediate retaking of a Lien of at least equivalent ranking over the same assets), (2) a certificate from the responsible financial or accounting officer of the relevant grantor (acting in good faith) which confirms the solvency of the Person granting the security interest after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, modification or release (followed by an immediate retaking of a Lien of at least equivalent ranking over the same assets), or (3) an Opinion of Counsel, in form and substance reasonably satisfactory to the Trustee, confirming that, after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, modification or release (followed by an immediate retaking of a lien of at least equivalent ranking over the same assets), the Lien or Liens created under the Security Documents, as applicable, so amended, extended, renewed, restated, supplemented, modified or released and replaced are valid Liens not otherwise subject to any limitation, imperfection or new hardening period, in equity or at law, that such Lien or Liens were not otherwise subject to immediately prior to such amendment, extension, renewal, restatement, supplement, modification or release (followed by an immediate retaking of a Lien of at least equivalent ranking over the same assets).  In the event that the Issuer complies with the requirements of this Section 4.18, the Trustee or the Security Agent shall (subject to customary protections and indemnifications) consent to any such amendment, extension, renewal, restatement, supplement, modification or release without the need for instructions from holders of the Notes.

Section 4.19                      Withholding Taxes.

(a)           All payments made by or on behalf of the Issuer or the Guarantors or any successors thereto (a “Payor”) on or with respect to the Notes or the Guarantees, as applicable, will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature (including, without limitation, penalties and interest and other similar liabilities related thereto) (“Taxes”) unless the withholding or deduction of such Taxes is then required by law or by the official interpretation or administration thereof. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of:

(1)           the State of Israel or any political subdivision or governmental authority thereof or therein having power to tax;

(2)           any jurisdiction from or through which payment on the Notes or the Guarantees is made, or any political subdivision or governmental authority thereof or therein having the power to tax; or

(3)           any other jurisdiction in which a Payor is incorporated, organized or otherwise considered to be a resident for tax purposes, or any political subdivision or governmental authority thereof or therein having the power to tax (each of clause (1), (2) and (3) of this Section 4.19(a), a “Relevant Taxing Jurisdiction”), will at any time be required from any payments made with respect to the Notes or the Guarantees, including payments of principal, redemption price, interest or premium, the Payor will pay (together with such payments) such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received in respect of such payments after such withholding or deduction (including any such deduction or withholding from such Additional Amounts) will equal the amounts which would have been received in respect of such payments in the absence of such withholding or deduction; provided, however, that no such Additional Amounts will be payable with respect to:

(A)           any Taxes that would not have been so imposed but for the existence of any present or former connection between the relevant holder or beneficial owner and the Relevant Taxing Jurisdiction imposing such Taxes (other than the mere ownership or holding of such Note or enforcement of rights thereunder or under this Indenture or the receipt of payments in respect thereof);

(B)           any Taxes that would not have been so imposed if the holder had (i) made a declaration of non-residence or any other claim or filing for exemption to which it is entitled; or (ii) complied with any certification, identification, information, documentation, or other reporting requirement (that the holder was legally entitled to comply with) concerning the nationality, residence, identity or connection with a Relevant Taxing Jurisdiction of the holder or any payment on such Note (including in respect of any double-tax treaty that may be available) (provided that (x) such declaration of non-residence or other claim or filing for exemption or such compliance is required by the applicable law of the Relevant Taxing Jurisdiction as a precondition to (A) exemption from the requirement to deduct or withhold all or a part of any such Taxes, or (B) reduction in the rate of imposition thereof and (y) at least 60 days prior to the first payment date with respect to which such declaration of non-residence or other claim or filing for exemption or such compliance is required under the applicable law of the Relevant Taxing Jurisdiction, the relevant holder (or the applicable clearing system participant) at that time has been notified (in accordance with the procedures set forth in this Indenture) by the Payor or any other Person through whom payment may be made that a declaration of non-residence or other claim or filing for exemption or such compliance is required to be made);

(C)           any Note presented for payment (where presentation is required) more than 30 days after the relevant payment is first made available for payment to the holder (except to the extent that the holder would have been entitled to Additional Amounts had the Note been presented during such 30-day period);

(D)           any Taxes that are payable otherwise than by withholding from a payment on the Notes or under the Guarantees;

(E)           any estate, inheritance, gift, sale, transfer, personal property or similar Tax;

(F)           any withholding or deduction imposed on a payment to an individual and required to be made pursuant to the European Council Directive 2003/48/EC or any other directive implementing the conclusions of the ECOFIN meeting of November 26-27, 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such directive;

(G)           any Taxes which could have been avoided by the presentation (where presentation is required) of the relevant Note for payment to another Paying Agent in a member state of the European Union or in Israel;

(H)           any tax imposed or withheld in respect of any Israeli resident (or a non-Israeli resident having a permanent establishment in Israel) for tax purposes;

(I)           any U.S. federal withholding Taxes imposed pursuant to Sections 1471 through 1474 of the Code, and any current or future regulations or official interpretations thereof or any law implementing an intergovernmental approach thereto;

(J)           any holder that is a “substantive shareholder” of the Issuer (or its Subsidiaries or Affiliates), within the meaning of Section 88 of the Israeli Income Tax Ordinance (New Version), 1961 (as amended from time to time) (the “Tax Ordinance”);

(K)           any holder that is a “relative” of the Issuer (or its Subsidiaries or Affiliates), within the meaning of paragraph (3) of the definition of “relative” in Section 88 to the Tax Ordinance; or

(L)           any combination of items (A) through (K) of this Section 4.19(a).

Such Additional Amounts will also not be payable where, had the beneficial owner of the Note been the holder of the Note, it would not have been entitled to payment of Additional Amounts by reason of any of clauses (A) to (L) (inclusive) of this Section 4.19(a).

(b)           The Payor will (i) make any withholding or deduction required to be made by it and (ii) remit the full amount deducted or withheld to the Relevant Taxing Jurisdiction in accordance with applicable law. The Payor will use all reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld by the Payor from each Relevant Taxing Jurisdiction imposing such Taxes and will provide such certified copies (or, if certified copies are not available despite reasonable efforts of the Payor, other evidence of payment reasonably satisfactory to the Trustee) to each holder. The Payor will attach to each certified copy (or other evidence) a certificate stating (x) that the amount of withholding Taxes evidenced by the certified copy was paid in connection with payments in respect of the principal amount of Notes then outstanding and (y) the amount of such withholding Taxes paid per US$1 principal amount of the Notes. Copies of such documentation will be available for inspection during ordinary business hours at the office of the Trustee by the holders of the Notes upon request and will be made available at the offices of the Issuer.

(c)           At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable (unless such obligation to pay Additional Amounts arises shortly before or after the 30th day prior to such date, in which case it shall be promptly thereafter), if the Payor will be obligated to pay Additional Amounts with respect to such payment, the Payor will deliver to the Trustee and the Paying Agent an Officer’s Certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and will set forth such other information necessary to enable the Paying Agent to pay such Additional Amounts to holders on the payment date. Each such Officer’s Certificate shall be relied upon until receipt of a further Officer’s Certificate addressing such matters. The Trustee and the Paying Agent shall be entitled to rely solely on each such Officer’s Certificate as conclusive proof that such payments are necessary.

(d)           Wherever mentioned in this Indenture, the Notes or this Description of the Notes, in any context: (1) the payment of principal, (2) purchase prices in connection with a purchase of Notes, (3) interest, or (4) any other amount payable on or with respect to the Notes or the Guarantees, such reference shall be deemed to include payment of Additional Amounts as described under this heading to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(e)           The Payor will pay any present or future stamp, court, documentary or other similar Taxes or any other excise, property or other similar Taxes which arise in any jurisdiction from the execution, delivery or registration of any Notes, the Guarantees, the Indenture, the Security Documents or any other document or instrument referred to therein (other than a transfer of the Notes other than the initial resale by the Initial Purchasers), or the receipt of any payments with respect thereto, excluding any such Taxes imposed by any jurisdiction that is not a Relevant Taxing Jurisdiction, other than those resulting from, or required to be paid in connection with, the enforcement thereof following the occurrence of any Event of Default with respect to the Notes.

(f)           The obligations of this Section 4.19 will survive any termination, defeasance or discharge of this Indenture and will apply mutatis mutandis to any jurisdiction in which any successor to a Payor is incorporated, organized or otherwise resident for tax purposes, or any jurisdiction from or through which payment on the Notes or the Guarantees is made, or any political subdivision or taxing authority or agency thereof or therein.

Section 4.20                      Suspension of Covenants on Achievement of Investment Grade Status

If, during any period after the Issue Date, the Notes have achieved and continue to maintain Investment Grade Status and no Default or Event of Default has occurred and is continuing under this Indenture (such period hereinafter referred to as an “Investment Grade Status Period”), then the provisions of Section 3.12, 4.07, 4.08, 4.09, 4.10, 4.11 and 5.01(a)(3) and any related default provisions of this Indenture will be suspended and will not, during such Investment Grade Status Period, be applicable to the Issuer and the Restricted Subsidiaries. As a result, during any such Investment Grade Status Period, the Notes will lose the covenant protection initially provided under this Indenture.  No action taken during an Investment Grade Status Period in compliance with the covenants then applicable (including the usage of any funds that would otherwise be considered Restricted Cash) will require reversal or constitute a default under the Notes in the event that suspended covenants are subsequently reinstated or suspended, as the case may be. All Indebtedness Incurred and Disqualified Stock or Preferred Stock issued during an Investment Grade Status Period may be classified to have been incurred or issued pursuant to clause (4) of Section 4.09(b).  An Investment Grade Status Period will terminate immediately upon the failure of the Notes to maintain Investment Grade Status. The Issuer will promptly notify the Trustee in writing of any failure of the Notes to maintain Investment Grade Status.

Section 4.21                      Additional Intercreditor Agreement.

At the time of, or prior to, the Incurrence of Indebtedness that is permitted to share the Collateral, the Issuer, the relevant Restricted Subsidiaries, the Trustee and the Security Agent shall enter into with the holders of such Indebtedness (or their duly authorized representatives) the Intercreditor Agreement or a separate English law or New York law (as determined by the Issuer) intercreditor agreement (an “Additional Intercreditor Agreement”) or a restatement, amendment or other modification of the existing Intercreditor Agreement, in each case on substantially the same terms as the Intercreditor Agreement (or terms more favorable to the holders of the Notes), including containing substantially the same terms with respect to release of Guarantees and priority and release of the Liens in respect of Collateral; provided that the holders of such Indebtedness (other than “super senior” Hedging Obligations) that is secured on the Collateral on a senior basis and are not Subordinated Obligations shall be entitled to vote with the holders of the Notes in respect of enforcement; provided, further, that such Additional Intercreditor Agreement will not impose any personal obligations on the Trustee or Security Agent or, in the opinion of the Trustee or Security Agent, as applicable, adversely affect the rights, duties, liabilities or immunities of the Trustee or Security Agent under this Indenture or the Intercreditor Agreement.

At the direction of the Issuer and without the consent of the holders of the Notes, the Trustee and the Security Agent shall from time to time enter into one or more amendments to any Intercreditor Agreement to:  (1) cure any ambiguity, defect or inconsistency of any such agreement; (2) increase the amount or types of Indebtedness covered by any such agreement that may be incurred by the Issuer or a Guarantor that is subject to any such agreement (including with respect to any Intercreditor Agreement or Additional Intercreditor Agreement, the addition of provisions relating to new Indebtedness ranking junior or pari passu in right of payment to the Notes); (3) add Restricted Subsidiaries to the Intercreditor Agreement or an Additional Intercreditor Agreement; (4) further secure the Notes; (5) implement any Permitted Collateral Liens; (6) amend the Intercreditor Agreement or any Additional Intercreditor Agreement in accordance with the terms thereof; or (7) make any other change to any such agreement that does not adversely affect the holders of Notes in any material respect.  The Issuer shall not otherwise direct the Trustee or the Security Agent to enter into any amendment to any Intercreditor Agreement without the consent of the holders of the majority in aggregate principal amount of the Notes then outstanding, except as otherwise permitted by Section 9.01 and as permitted under the Intercreditor Agreement and the Issuer may direct the Trustee and the Security Agent to enter into any amendment only to the extent such amendment does not impose any personal obligations on the Trustee or Security Agent or, in the opinion of the Trustee or Security Agent, adversely affect their respective rights, duties, liabilities or immunities under this Indenture or the Intercreditor Agreement or any Additional Intercreditor Agreement.

In relation to any Intercreditor Agreement or Additional Intercreditor Agreement, the Trustee (and Security Agent, if applicable) shall consent on behalf of the holders of the Notes to the payment, repayment, purchase, repurchase, defeasance, acquisition, retirement or redemption of any obligations subordinated to the Notes or Guarantees thereby.

Each holder of the Notes, by accepting a Note, shall be deemed to have agreed to and accepted the terms and conditions of the Intercreditor Agreement or any Additional Intercreditor Agreement (whether then entered into or entered into in the future pursuant to the provisions described herein) and to have directed the Trustee and/or Security Agent, as applicable, to enter into any such Additional Intercreditor Agreement.

Section 4.22                      Limitations on Issuer and Guarantor Activities.

Neither the Issuer nor any Guarantor shall:

(a)           take any action which would cause it to no longer satisfy the requirements of an available exemption from the provisions of the U.S. Investment Company Act of 1940, as amended; or

(b)           knowingly take any action that could reasonably be expected to cause any Holder of the Notes or any holder of a beneficial interest in the Notes to be in breach of the Pledge Permit, other than undertaking a Disposition Offer or making an optional redemption, in each case, in accordance with the terms of this Indenture.

For the avoidance of doubt, for purposes of clauses (a) and (b) above, no action taken by Bezeq shall be deemed to be an action taken by the Issuer or any Guarantor.

Subject to the following, (i) the Issuer shall not purchase or otherwise acquire any Notes and (ii) in the event any of the Restricted Subsidiaries purchases or otherwise acquires any Notes, such Restricted Subsidiary shall cause such Notes to remain outstanding (and not cancelled) such that after giving effect to such purchase the outstanding principal amount of Notes shall not be reduced as a result of such purchase, provided, however, the Issuer shall be permitted to purchase Notes pursuant to this Section 4.22 and/or cancel the purchased Notes if the Pledge Permit is amended and/or supplemented, and/or the Issuer or the Subsidiary receives written confirmation from the Ministers or the Ministry of Communications, to the effect that a holder of Notes will not be deemed to hold more than the Restricted Percentage Threshold as a result of such cancellation.  The foregoing restriction shall not apply to any redemption of Notes as permitted in this Indenture.

The Issuer shall use its reasonable best efforts to cause the Control Permit and the Pledge Permit to remain in full force and effect.

Section 4.23                      Listing.

The Issuer will use its reasonable best efforts to maintain the listing of the Notes for trading on the TACT Institutional System for so long as the Notes are outstanding; provided, however, that if the Issuer can no longer maintain such listing or it becomes unduly burdensome to make or maintain such listing (for the avoidance of doubt, preparation of financial statements in accordance with any accounting standard other than IFRS and any other standard pursuant to which the Issuer then prepares its financial statements shall be deemed unduly burdensome), the Issuer may cease to make or maintain such listing on the TACT Institutional System provided that the Issuer will use its reasonable best efforts to obtain and maintain the listing of the Notes on another recognized listing exchange (which may be a stock exchange that is not regulated by the European Union or Israel) other than any listing exchange that would reasonably be expected to give rise to the requirement to pay Additional Amounts on the Notes.

Article 5.
SUCCESSORS

Section 5.01                      Merger and Consolidation.

(a)           The Issuer will not, and no Guarantor will, consolidate with, amalgamate or merge with or into, or convey, transfer or lease all or substantially all of its and its Restricted Subsidiaries’ assets (taken together as a whole) to, any Person, unless:

(1)           the resulting, surviving or transferee Person (the “Successor Company”) will be a corporation or other company organized under the laws of Israel, and the Successor Company (if not the Issuer or a Guarantor) will expressly assume, (a) by supplemental indenture as set forth in Exhibit D, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Issuer or such Guarantor under the Notes and this Indenture and (b) all obligations of the Issuer or such Guarantor under the Intercreditor Agreement and the Security Documents, as applicable;

(2)            immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(3)            in the case of the Issuer, either (A) immediately after giving effect to such transaction, the Issuer or such Successor Company would be able to Incur at least an additional NIS1.00 of Indebtedness pursuant to Section 4.09(a) or (B) the Adjusted Net Leverage Ratio of the Issuer or such Successor Company (determined on a pro forma basis and for the most recent four fiscal quarters then ended) would be no greater than that of the Issuer immediately prior to giving effect to such transaction; and

(4)           the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with this Indenture and that the supplemental indenture, this Indenture and the Notes are legal, valid and binding obligations of the Successor Company, enforceable (subject to customary exceptions and exclusions) in accordance with their terms.

(b)            For purposes of this covenant, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Issuer, which properties and assets, if held by the Issuer instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Issuer on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Issuer.

(c)            Notwithstanding Section 5.01(a)(3) (which does not apply to transactions referred to in this Section 5.01(c)), any Guarantor may consolidate with, amalgamate or merge with or into or transfer all or part of its properties and assets to the Issuer or another Guarantor; provided that, in the case of a Guarantor that merges into the Issuer or another Guarantor, the Issuer will not be required to comply with Section 5.01(a)(4).

Section 5.02                      Successor Corporation Substituted.

Upon any consolidation or merger, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties or assets of the Issuer or any Guarantor in a transaction that is subject to, and that complies with the provisions of, Section 5.01 hereof, the successor Person formed by such consolidation or into or with which the Issuer or any Guarantor, as the case may be, is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition, the provisions of this Indenture referring to the “Issuer” or the “Guarantor,” as applicable, shall refer instead to the successor Person and not to the Issuer or such Guarantor), and may exercise every right and power of the Issuer or any Guarantor, as applicable, under this Indenture with the same effect as if such successor Person had been named as the Issuer or any Guarantor herein; provided, however, that the predecessor Issuer shall not be relieved from the obligation to pay the principal of and interest on the Notes in the case of a lease of all or substantially all of its assets.

Article 6.
DEFAULTS AND REMEDIES

Section 6.01                      Events of Default.

(a)           Each of the following is an “Event of Default”:

(1)           default in any payment of interest or Additional Amounts on any Note when due, which has continued for 30 days;

(2)           default in the payment of principal of or premium, if any, on any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase or otherwise;

(3)           failure by the Issuer or a Guarantor to comply with its obligations under Section 5.01;

(4)           failure by the Issuer or a Guarantor to comply for 60 days after notice with any of its obligations or agreements in the Notes, this Indenture, the Security Documents or the Intercreditor Agreement (other than as described in clauses (1), (2) or (3) of this Section 6.01(a));

(5)           default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuer or any of the Restricted Subsidiaries (or the payment of which is guaranteed by the Issuer or any of the Restricted Subsidiaries), other than Indebtedness owed to the Issuer or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists, or is created after the Issue Date, which default:

(A)           is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness at the Stated Maturity thereof prior to the expiration of the grace period provided in such Indebtedness on the date of such default (“payment default”); or

(B)           results in the acceleration of such Indebtedness prior to its maturity (the “cross acceleration provision”);

and, in each case (other than in the case of Indebtedness in respect of Secured Hedging Obligations), the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates NIS 90.0 million or more;

(6)           (A)           the Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Issuer that, taken together (as of the latest audited consolidated financial statements of the Issuer), would constitute a Significant Subsidiary pursuant to or within the meaning of Bankruptcy Law (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a custodian of it or for all or substantially all of its property, or (D) makes a general assignment for the benefit of its creditors (as an insolvent assignor); or

(B)      a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (i) is for relief against the Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Issuer that, taken together (as of the latest audited consolidated financial statements of the Issuer), would constitute a Significant Subsidiary in an involuntary case, (ii) appoints a custodian of the Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Issuer that, taken together (as of the latest audited consolidated financial statements of the Issuer), would constitute a Significant Subsidiary or for all or substantially all of the property of the Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Issuer that, taken together, would constitute a Significant Subsidiary, or (iii) orders the liquidation of the Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Issuer that, taken together (as of the latest audited consolidated financial statements of the Issuer), would constitute a Significant Subsidiary, and the order or decree referred to in this clause (B) remains unstayed and in effect for 60 consecutive days (the provisions of clauses (A) and (B) of this Section 6.01(a)(6), the “bankruptcy provisions”);

(7)           failure by the Issuer or any Restricted Subsidiary to pay final judgments aggregating in excess NIS 90.0 million (net of any amounts that a solvent insurance company has acknowledged liability for), which judgments are not paid, discharged or stayed for a period of 60 days (the “judgment default provision”);

(8)           except as permitted by this Indenture, any Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Guarantee and such Default continues for ten days after the notice specified in this Indenture; and

(9)           (i) any Collateral having a fair market value in excess of NIS 5.0 million shall, at any time, cease to be in full force and effect other than as a result of its release in accordance with this Indenture and the Security Documents or any security interest created thereunder shall be declared invalid or unenforceable in a judicial proceeding or the Issuer shall assert in writing that any such security interest is invalid or unenforceable or (ii) the Pledge Permit is revoked or terminated in a manner which in accordance with the terms of the Pledge Permit gives rise to a right of realization or enforcement of the Lien under the Bezeq Share Pledge, and in either case of (i) or (ii) such Default continues for ten days.

(b)           A default under clauses (3), (4), (5) or (7) of Section 6.01(a) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Issuer of the default and, in respect of clauses (4), (5) or (7) of Section 6.01(a), the Issuer does not cure such default within the time specified therein after receipt of such notice.

Section 6.02                      Acceleration.

If an Event of Default (other than an Event of Default described in Section 6.01(a)(6)) occurs and is continuing, the Trustee by notice to the Issuer, or the holders of at least 25% in principal amount of the outstanding Notes by notice to the Issuer and the Trustee, may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, and Additional Amounts, if any, on all the Notes to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest and Additional Amounts, if any, will be due and payable immediately. In the event of a declaration of acceleration of the Notes because an Event of Default described in Section 6.01(a)(5) has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to Section 6.01(a)(5) shall be remedied or cured by the Issuer or a Restricted Subsidiary or waived by the holders of the relevant Indebtedness or the relevant Indebtedness was repaid with Unrestricted Cash or otherwise in a manner not prohibited by Section 4.07, in each case, within 60 days after the declaration of acceleration in respect thereto (provided such annulment of acceleration of the Notes does not conflict with any final judgment or decree in respect of the Notes of a court of competent jurisdiction and all existing Events of Default in respect of the Notes (except non-payment of principal, premium, if any, or interest, including Additional Amounts, if any, in respect of the Notes that became due solely because of the acceleration of the Notes) have been cured or waived). If an Event of Default described in Section 6.01(a)(6) occurs, the principal of, premium, if any, and accrued and unpaid interest and Additional Amounts, if any, on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders. In the event an Event of Default described in clause (9)(ii) of Section 6.02(a) has occurred and is continuing, any declaration of acceleration of the Notes in respect thereof shall be automatically annulled, and the Event of Default deemed cured, in the event that, prior to the date that any Collateral is sold in an enforcement thereof, the Pledge Permit has been regranted, reinstated or replaced with a pledge permit on terms not less favorable to holders of Notes than the terms of the Pledge Permit as of the Issue Date.

Section 6.03                      Other Remedies.

(a)           If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal, premium, if any, and interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

(b)           The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding.  A delay or omission by the Trustee or any Holder of a Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default.  All remedies are cumulative to the extent permitted by law.

Section 6.04                      Waiver of Past Defaults.

(a)           Holders of not less than a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may on behalf of the Holders of all of the Notes waive an existing Default or Event of Default and its consequences hereunder, except a continuing Default or Event of Default in the payment of the principal of, premium, if any, or interest on, the Notes (including in connection with an offer to purchase); provided, however, that the Holders of a majority in aggregate principal amount of the then outstanding Notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration.  Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; provided that no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

(b)           (i) if a Default occurs for a failure to deliver a required certificate in connection with another default (an “Initial Default”) then at the time such Initial Default is cured, such Default for a failure to report or deliver a required certificate in connection with the Initial Default will also be cured without any further action and (ii) any Default or Event of Default for the failure to comply with the time periods prescribed in Section 4.03 or otherwise to deliver any notice or certificate pursuant to any other provision of this Indenture shall be deemed to be cured upon the delivery of any such report required by such covenant or notice or certificate, as applicable, even though such delivery is not within the prescribed period specified in this Indenture.

Section 6.05                      Control by Majority.

The holders of a majority in aggregate principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or this Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of Notes or that would involve the Trustee in personal liability.

Section 6.06                      Limitation on Suits.

(a)           Subject to the provisions of this Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under this Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee indemnity or security satisfactory to the Trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, interest or Additional Amounts, if any, when due, no holder of Notes may pursue any remedy with respect to this Indenture or the Notes unless:

(1)           such holder of Notes has previously given the Trustee written notice that an Event of Default is continuing;

(2)           holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3)           such holders of Notes have offered the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense;

(4)           the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)           the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

(b)           A Holder of a Note may not use this Indenture to prejudice the rights of another Holder of a Note or to obtain a preference or priority over another Holder of a Note.

Section 6.07                      Rights of Holders to Receive Payment.

Notwithstanding any other provision of this Indenture, the right of any Holder of a Note to receive payment of principal, premium, if any, and interest on the Note, on or after the respective due dates expressed in the Note (including in connection with an offer to purchase), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the Holders of not less than 90% in aggregate principal amount of the Notes.

Section 6.08                      Collection Suit by Trustee.

If an Event of Default specified in Section 6.01(a)(1) or Section 6.01(a)(2) occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Issuer for the whole amount of principal of, premium, if any, and interest remaining unpaid on, the Notes and interest on overdue principal and, to the extent lawful, interest and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, all subject to the terms of the Pledge Permit.

Section 6.09                      Trustee May File Proofs of Claim.

The Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders allowed in any judicial proceedings relative to the Issuer (or any other obligor upon the Notes), its creditors or its property and shall be entitled and empowered to collect, receive and distribute any money or other property payable or deliverable on any such claims and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07 hereof.  To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07 hereof out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise.  Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding, or to authorize the Trustee to act in any manner that is not permitted under the Pledge Permit.

Section 6.10                      Priorities.

Subject to the Intercreditor Agreement, including clause 25.22 thereof, if the Trustee or the Security Agent collects any money pursuant to this Article 6 or from the enforcement of any Security Document, it shall pay out (or in the case of the Security Agent, it shall pay to the Trustee to pay out) the money in the following order:

First:           to the Trustee, its agents (including the Agents) and attorneys and the Security Agent and its agents and attorneys for amounts due under Section 7.07 hereof, including payment of all compensation, expenses and liabilities incurred, and all advances made, by the Trustee, the Security Agent and their agents and counsel and the costs and expenses of collection;

Second:      to Holders for amounts due and unpaid on the Notes for principal, premium, if any, interest and Additional Amounts, if any, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any, interest and Additional Amounts, if any, respectively; and

Third:           to the Issuer or to such party as a court of competent jurisdiction shall direct.

The Trustee may fix a record date and payment date for any payment to Holders pursuant to this Section 6.10.

Section 6.11                      Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant.  This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.06 hereof, or a suit by Holders of more than 10% in aggregate principal amount of the then outstanding Notes.

Section 6.12                      Restoration of Rights and Remedies.

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Issuer, any Guarantor, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

Section 6.13                      Rights and Remedies Cumulative.

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes in Section 2.07 hereof, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise.  The assertion of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 6.14                      Delay or Omission Not Waiver

No delay or omission of the Trustee or any Holder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein.  Every right and remedy given by this Article 6 or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

Section 6.15                      Enforcement by Holders.

Holders of the Notes may not enforce this Indenture or the Notes except as provided in this Indenture and any Intercreditor Agreement and may not enforce the Security Documents except as provided in such Security Documents and any Intercreditor Agreement, all subject to the terms of the Pledge Permit.

Article 7.
TRUSTEE

Section 7.01                      Duties of Trustee.

(a)           If an Event of Default has occurred and is continuing, the Trustee will exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(b)           Except during the continuance of an Event of Default:

(1)           the duties of the Trustee will be determined solely by the express provisions of this Indenture and the Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(2)           in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture.  However, the Trustee will examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(c)           The Trustee may not be relieved from liabilities for its own grossly negligent action, its own grossly negligent failure to act, or its own willful misconduct, except that:

(1)           this clause (c) of Section 7.01 does not limit the effect of clause (b) of this Section 7.01;

(2)           the Trustee will not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was grossly negligent in ascertaining the pertinent facts; and

(3)           the Trustee will not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Sections 6.02, 6.04 or 6.05 hereof.

(d)           Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to clauses (a), (b), and (c) of this Section 7.01.

(e)           No provision of this Indenture will require the Trustee to expend or risk its own funds or incur any liability.  The Trustee will be under no obligation to exercise any of its rights and powers under this Indenture at the request of any Holders, unless such Holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

(f)           The Trustee will not be liable for interest on any money received by it except as the Trustee may agree in writing with the Issuer.  Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

Section 7.02                      Rights of Trustee.

(a)           The Trustee may conclusively rely upon any document believed by it to be genuine and to have been signed or presented by the proper Person.  The Trustee need not investigate any fact or matter stated in the document.

(b)           Before the Trustee acts or refrains from acting, it may require an Officer’s Certificate or an Opinion of Counsel or both.  The Trustee will not be liable for any action it takes or omits to take in good faith in reliance on such Officer’s Certificate or Opinion of Counsel.  The Trustee may consult with counsel or other professional advisors and the written advice of such counsel, professional advisor or any Opinion of Counsel will be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(c)           The Trustee may act through its attorneys and agents and will not be responsible for the misconduct or negligence of any agent appointed with due care.

(d)           The Trustee will not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Indenture.

(e)           Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Issuer will be sufficient if signed by an Officer of the Issuer.

(f)           The Trustee will be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee indemnity and/or security satisfactory to it against the losses, liabilities and expenses that might be incurred by it in compliance with such request or direction.

(g)           The Trustee shall have no duty to inquire as to the performance of the covenants of the Issuer and/or its Restricted Subsidiaries.  In addition, the Trustee shall not be deemed to have knowledge of any Default or Event of Default except: (i) any Event of Default occurring pursuant to Section 6.01(a)(1) or Section 6.01(a)(2) (provided it is acting as Paying Agent); and (ii) any Default or Event of Default of which a Responsible Officer shall have received written notification and such notice clearly references the Notes, the Issuer or this Indenture.  Delivery of reports, information and documents to the Trustee under Section 4.03 is for informational purposes only and the Trustee’s receipt of the foregoing shall not constitute actual or constructive notice of any information contained therein or determinable from information contained therein, including the Issuer’s compliance with any of their covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officer’s Certificates).

(h)           The Trustee shall not have any obligation or duty to monitor, determine or inquire as to compliance, and shall not be responsible or liable for compliance with restrictions on transfer, exchange, redemption, purchase or repurchase, as applicable, of minimum denominations imposed under this Indenture or under applicable law or regulation with respect to any transfer, exchange, redemption, purchase or repurchase, as applicable, of any interest in any Notes.

(i)           The rights, privileges, protections, immunities and benefits given to the Trustee, including its right to be indemnified and/or secured to its satisfaction, are extended to, and shall be enforceable by the Trustee in each of its capacities hereunder and by each agent (including the Agents) and the Security Agent, custodian and other person employed to act hereunder.  Absent willful misconduct or gross negligence, each Paying Agent, Registrar and the Security Agent shall not be liable for acting in good faith on instructions believed by it to be genuine and from the proper party.

(j)           In the event the Trustee receives inconsistent or conflicting requests and indemnity from two or more groups of Holders, each representing less than a majority in aggregate principal amount of the Notes then outstanding, pursuant to the provisions of this Indenture, the Trustee, in its sole discretion, may determine what action, if any, will be taken and shall not incur any liability for its failure to act until such inconsistency or conflict is, in its reasonable opinion, resolved.

(k)           In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by acts of war or terrorism involving the United States, the United Kingdom, the State of Israel or any member state of the European Monetary Union or any other national or international calamity or emergency (including natural disasters or acts of God), it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

(l)           The Trustee is not required to give any bond or surety with respect to the performance or its duties or the exercise of its powers under this Indenture or the Notes.

(m)           The permissive right of the Trustee to take the actions permitted by this Indenture shall not be construed as an obligation or duty to do so.

(n)           The Trustee will not be liable to any person if prevented or delayed in performing any of its obligations or discretionary functions under this Indenture by reason of any present or future law applicable to it, by any governmental or regulatory authority or by any circumstances beyond its control.

(o)           The Trustee shall not under any circumstances be liable for any special, indirect, consequential or punitive loss (including any loss of business, goodwill, opportunity or profit of any kind) of the Issuer, any Restricted Subsidiary or any other Person (or, in each case, any successor thereto), even if advised of it in advance and even if foreseeable.

(p)           The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Issuer personally or by agent or attorney.

(q)           The Trustee may request that the Issuer deliver an Officer’s Certificate setting forth the names of the individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officer’s Certificate may be signed by any person authorized to sign an Officer’s Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.

(r)           No provision of this Indenture shall require the Trustee to do anything which, in its opinion, may be illegal or contrary to applicable law or regulation.

(s)           The Trustee may refrain from taking any action in any jurisdiction if the taking of such action in that jurisdiction would, in its opinion, based upon legal advice in the relevant jurisdiction, be contrary to any law of that jurisdiction or, to the extent applicable, the State of New York.

(t)           The Trustee may retain professional advisors to assist it in performing its duties under this Indenture.

(u)           At any time that the security granted pursuant to the Security Documents has become enforceable and the Holders have given a direction to the Trustee to enforce such security, the Trustee is not required to give any direction to the Security Agent with respect thereto unless it has been indemnified and/or secured in accordance with Section 7.01(e). In any event, in connection with any enforcement of such security, the Trustee is not responsible for:

(1)           any failure of the Security Agent to enforce such security within a reasonable time or at all;

(2)           any failure of the Security Agent to pay over the proceeds of enforcement of the Security;

(3)           any failure of the Security Agent to realize such security for the best price obtainable;

(4)           monitoring the activities of the Security Agent in relation to such enforcement;

(5)           taking any enforcement action itself in relation to such security;

(6)           agreeing to any proposed course of action by the Security Agent which could result in the Trustee incurring any liability for its own account; or

(7)           paying any fees, costs or expenses of the Security Agent.

(v)           The Trustee may assume without inquiry in the absence of receipt by a Responsible Officer of written notice identifying the Notes, the Issuer or this Indenture that the Issuer is duly complying with its obligations contained in this Indenture required to be performed and observed by it, and that no Default or Event of Default or other event which would require repayment of the Notes has occurred.

(w)           The Trustee shall not have any responsibility for the validity, perfection, priority, continuation or enforceability of any Lien or security interest and shall have no obligations to take any action to procure or maintain such validity, perfection, priority, continuation or enforceability.

Section 7.03                      Individual Rights of the Trustee.

The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Issuer or any of its Affiliates with the same rights it would have if it were not Trustee. Any Agent may do the same with like rights.

Section 7.04                      Trustee’s Disclaimer.

The Trustee will not be responsible for and makes no representation as to the validity or adequacy of this Indenture, the Notes, the Guarantees or any security or collateral, it shall not be accountable for the Issuer’s use of the proceeds from the Notes or any money paid to the Issuer or upon the Issuer’s direction under any provision of this Indenture, it will not be responsible for the use or application of any money received by any Paying Agent other than the Trustee, and it will not be responsible for any statement or recital herein or any statement in the Notes or any other document in connection with the sale of the Notes or pursuant to this Indenture other than its certificate of authentication.

Section 7.05                      Notice of Defaults.

If a Default or Event of Default occurs and is continuing and if the Trustee has received notice thereof in accordance with Section 7.02(g), the Trustee will post or deliver to the Issuer and the TASE for the purpose of posting notice of such Default or Event of Default on the official website of the TASE (http://maya.tase.co.il or any successor website thereto) within 90 days after receipt of such notice, and the Issuer undertakes to post such notice of the Trustee should the Trustee not be able to do so. Except in the case of a Default or Event of Default in payment of principal of, premium on, if any, interest or Additional Amounts, if any, on, any Note, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the holders.

Section 7.06                      [Reserved].

Section 7.07                      Compensation and Indemnity.

(a)           The Issuer or, upon the failure of the Issuer to pay, each Guarantor, jointly and severally, will pay to each of the Trustee and the Security Agent, respectively, from time to time compensation for its acceptance of this Indenture and services hereunder as set forth in Exhibit F hereto, or as may otherwise be agreed from time to time between them.  The compensation of each of the Trustee and the Security Agent, respectively, will not be limited by any law on compensation of a trustee of an express trust.  The Issuer will reimburse each of the Trustee and the Security Agent, respectively, promptly upon request for all disbursements, advances and expenses properly incurred or made by it in addition to the compensation for its services.  Such expenses will include the properly incurred (and, in each case, properly invoiced in reasonable detail) compensation, disbursements and expenses of the Trustee’s and the Security Agent’s agents and counsel, as applicable.

(b)           The Issuer and the Guarantors, jointly and severally, will indemnify each of the Trustee and the Security Agent, respectively, against any and all losses, liabilities or expenses reasonably incurred (and, in each case, invoiced in reasonable detail) by it arising out of or in connection with the acceptance or administration of its duties under this Indenture, including the costs and expenses of enforcing this Indenture against the Issuer and the Guarantors (including this Section 7.07) and defending itself against any claim (whether asserted by the Issuer, the Guarantors, any Holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties hereunder, except to the extent any such loss, liability or expense may be attributable to its gross negligence, willful misconduct or lack of good faith.  Each of the Trustee and the Security Agent, respectively, will notify the Issuer promptly of any claim for which it may seek indemnity.  Failure by the Trustee or the Security Agent to so notify the Issuer will not relieve the Issuer or any of the Guarantors of their obligations hereunder.  In respect of any such claim or action, the Trustee and the Security Agent, as applicable, may have separate counsel and the Issuer will pay the reasonably incurred fees and expenses of such counsel.  Neither the Issuer nor any Guarantor need not pay for any settlement made without its consent, which consent will not be unreasonably withheld.

(c)           The obligations of the Issuer and the Guarantors under this Section 7.07 will survive the satisfaction and discharge of this Indenture or the replacement and resignation of the Trustee or the Security Agent, as applicable.

(d)           To the extent not prohibited by the Pledge Permit, to secure the Issuer’s and the Guarantors’ payment obligations in this Section 7.07, each of the Trustee and the Security Agent, respectively, will have a Lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal of, premium on, if any, interest or Additional Amounts, if any, on, particular Notes.  Such Lien will survive the satisfaction and discharge of this Indenture or the replacement and resignation of the Trustee or the Security Agent, as applicable.

(e)           When the Trustee or the Security Agent, as applicable, incurs expenses or renders services after an Event of Default specified in Section 6.01(a)(9) hereof occurs, the expenses and the compensation for the services (including the fees and expenses of its respective agents and counsel) are intended to constitute expenses of administration under any Bankruptcy Law.

Section 7.08                      Replacement of Trustee.

(a)           Notwithstanding anything to the contrary contained in this Section 7.08, a resignation or removal of the Trustee and appointment of a successor Trustee will be subject to the Pledge Permit and will become effective only upon (1) the successor Trustee’s acceptance of appointment as provided in this Section 7.08 and (2) the successor Trustee being granted the Pledge Permit by the Ministry of Communications.

(b)           The Trustee may resign in writing at any time and be discharged from the trust hereby created by so notifying the Issuer.  The Holders of a majority in aggregate principal amount of the then outstanding Notes may remove the Trustee by so notifying the Trustee and the Issuer in writing.  The Issuer may remove the Trustee if:

(1)           the Trustee fails to comply with Section 7.10 hereof;

(2)           the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

(3)           a custodian or public officer takes charge of the Trustee or its property;

(4)           the Trustee ceases to be granted the Pledge Permit by the Ministry of Communications; or

(5)           the Trustee becomes incapable of acting.

(c)           If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Issuer will promptly appoint a successor Trustee.  Within one year after the successor Trustee takes office, the Holders of a majority in aggregate principal amount of the then outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Issuer.

(d)           If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, (i) the retiring Trustee, the Issuer, or the Holders of at least 10% in aggregate principal amount of the then outstanding Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee or (ii) the retiring Trustee may, without liability and at the expense of the Issuer, appoint a successor Trustee at any time prior to the date on which a successor Trustee takes office, provided that such appointment shall be reasonably satisfactory to the Issuer.

(e)           If the Trustee, after written request by any Holder who has been a Holder for at least six months, fails to comply with Section 7.10 hereof, such Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(f)           A successor Trustee will deliver a written acceptance of its appointment to the retiring Trustee and to the Issuer.  Thereupon, the resignation or removal of the retiring Trustee will become effective, and the successor Trustee will have all the rights, powers and duties of the Trustee under this Indenture.  The successor Trustee will post or deliver to the Issuer and the TASE for the purpose of posting a notice of its succession on the official website of the TASE (http://maya.tase.co.il or any successor website thereto), and the Issuer undertakes to post such notice of the successor Trustee should the successor Trustee not be able to do so.  The retiring Trustee will promptly transfer all property held by it as Trustee to the successor Trustee; provided all sums owing to the Trustee hereunder have been paid and subject to the Lien provided for in Section 7.07 hereof.  Notwithstanding replacement of the Trustee pursuant to this Section 7.08, the Issuer’s obligations under Section 7.07 hereof will continue for the benefit of the retiring or removed Trustee.

Section 7.09                      Successor Trustee by Merger, etc.

If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act will be the successor Trustee; provided, however, that such successor Trustee has been granted the Pledge Permit by the Ministry of Communications.

Section 7.10                      Eligibility; Disqualification.

There will at all times be a Trustee hereunder that (a) is a corporation organized and doing business under the laws of Israel, which customarily performs such corporate trustee roles and provides such corporate trustee services in corporate bond offerings; (b) has a combined capital and surplus of at least NIS 50,000 as set forth in its most recent approved financial statements; and (c) has been granted the Pledge Permit by the Ministry of Communications.

Section 7.11                      Other

For the avoidance of doubt, the duties of the Trustee will be determined in accordance with this Indenture, and the provisions of the Israeli Securities Law, 1968, with regard to a Trustee of publicly traded notes, will not apply.

Article 8.
LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 8.01                      Option to Effect Legal Defeasance or Covenant Defeasance.

The Issuer may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an Officer’s Certificate, elect to have either Sections 8.02 or 8.03 hereof be applied to all outstanding Notes upon compliance with the conditions set forth below in this Article 8.

Section 8.02                      Legal Defeasance and Discharge.

(a)           Upon the Issuer’s exercise under Section 8.01 hereof of the option applicable to this Section 8.02, the Issuer and the Guarantors will, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be deemed to have been discharged from their obligations with respect to all outstanding Notes and Guarantees, as applicable, on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”).  For this purpose, Legal Defeasance means that the Issuer and the Guarantors will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes (including the Guarantees), which will thereafter be deemed to be “outstanding” only for the purposes of Section 8.05 hereof and the other Sections of this Indenture referred to in clauses (1) and (2) of this Section 8.02(a), and to have satisfied all their other obligations under such Notes, the Guarantees and this Indenture (and the Trustee, on demand of and at the expense of the Issuer, shall execute proper instruments acknowledging the same), except for the following provisions which will survive until otherwise terminated or discharged hereunder:

(1)           the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest (including Additional Amounts) or premium, if any, on, such Notes when such payments are due from the trust referred to in Section 8.04 hereof;

(2)           the Issuer’s obligations with respect to the Notes under Article 2 and Section 4.02 hereof;

(3)           the rights, powers, trusts, duties and immunities of the Trustee hereunder and the Issuer’s and the Guarantors’ obligations in connection therewith; and

(4)           this Article 8.

(b)           Subject to compliance with this Article 8, the Issuer may exercise its option under this Section 8.02 notwithstanding the prior exercise of its option under Section 8.03 hereof.

Section 8.03                      Covenant Defeasance.

Upon the Issuer’s exercise under Section 8.01 hereof of the option applicable to this Section 8.03, the Issuer and the Guarantors will, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be released from each of their obligations under the covenants contained in Sections 3.12, 4.03, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.15, 4.16, 4.17, 4.18, 4.20, 4.21, 4.22 and 4.23 and clauses (3) and (4) of Section 5.01(a) hereof with respect to the outstanding Notes on and after the date the conditions set forth in Section 8.04 hereof are satisfied (hereinafter, “Covenant Defeasance”), and the Notes will thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but will continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes will not be deemed outstanding for accounting purposes).  For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes and Guarantees, the Issuer and the Guarantors may omit to comply with and will have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply will not constitute a Default or an Event of Default under Section 6.01(a) hereof, but, except as specified above, the remainder of this Indenture and such Notes and Guarantees will be unaffected thereby.  In addition, upon the Issuer’s exercise under Section 8.01 hereof of the option applicable to this Section 8.03, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, payment of the Notes may not be accelerated because of an Event of Default specified in Sections 6.01(a)(4), (5), (6), (7) (with respect only to Significant Subsidiaries), (8) and (9) or because of the failure of the Issuer to comply with clauses (3) and (4) under Section 5.01(a) hereof.

Section 8.04                      Conditions to Legal or Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance under either Sections 8.02 or 8.03 hereof:

(a)           the Issuer must irrevocably deposit with the Trustee (or such other entity designated by the Trustee for this purpose), in trust, for the benefit of the Holders, cash in U.S. Dollars or U.S. Government Obligations or a combination thereof in such amounts as will be sufficient, in the opinion of an internationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest (including Additional Amounts and premium, if any) on the outstanding Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Issuer must specify whether the Notes are being defeased to such stated date for payment or to a particular redemption date;

(b)           in the case of an election under Section 8.02 hereof, the Issuer must deliver to the Trustee an Opinion of Counsel (subject to customary exceptions and exclusions) reasonably acceptable to the Trustee of United States counsel confirming that:

(1)           the Issuer has received from, or there has been published by, the U.S. Internal Revenue Service a ruling; or

(2)           since the Issue Date, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel (subject to customary exceptions and exclusions) will confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c)           in the case of an election under Section 8.03 hereof, the Issuer must deliver to the Trustee an Opinion of Counsel (subject to customary exceptions and exclusions) reasonably acceptable to the Trustee of United States counsel confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d)           no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer is a party or by which the Issuer is bound;

(e)           such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound;

(f)           the Issuer must deliver to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of preferring the Holders over the other creditors of the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or others; and

(g)           the Issuer must deliver to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Section 8.05                      Deposited Money and Government Obligations to be Held in Trust; Other Miscellaneous Provisions.

(a)           Subject to Section 8.06 hereof, all money and U.S. Government Obligations (including the proceeds thereof) deposited with the Trustee (or such other entity designated by the Trustee for this purpose, or other qualifying trustee, collectively for purposes of this Section 8.05, the “Trustee”) pursuant to Section 8.04 hereof in respect of the outstanding Notes will be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as Paying Agent) as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal, premium, if any, interest and Additional Amounts, if any, but such money need not be segregated from other funds except to the extent required by law.

(b)           The Issuer and the Guarantors, jointly and severally, will pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash in U.S. Dollars or U.S. Government Obligations deposited pursuant to Section 8.04 hereof or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

(c)           Notwithstanding anything in this Article 8 to the contrary, the Trustee will deliver or pay to the Issuer from time to time upon the request of the Issuer any money or U.S. Government Obligations held by it as provided in Section 8.04 hereof which, in the opinion of an internationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.04(b)(1) hereof), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Section 8.06                      Repayment to Issuer.

Any money deposited with the Trustee or Paying Agent in trust for the payment of the principal of, premium on, if any, interest or Additional Amounts, if any, on, any Note and remaining unclaimed for two years after such principal, premium, if any, interest or Additional Amounts, if any, has become due and payable shall be paid to the Issuer on its request; and the Holder of such Note will thereafter be permitted to look only to the Issuer for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money will thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Issuer, notify holders that such money remains unclaimed and that, after a date specified therein, which will not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining will be repaid to the Issuer.  Any such notice to holders shall be provided to holders pursuant to Section 14.01.

Section 8.07                      Reinstatement.

If the Trustee or Paying Agent is unable to apply any U.S. Dollars or U.S. Government Obligations in accordance with Sections 8.02 or 8.03 hereof, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Issuer’s and the Guarantors’ obligations under this Indenture, the Notes and the Guarantees will be revived and reinstated as though no deposit had occurred pursuant to Sections 8.02 or 8.03 hereof until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Sections 8.02 or 8.03 hereof, as the case may be; provided, however, that, if the Issuer makes any payment of principal of, premium on, if any, interest or Additional Amounts, if any, on, any Note following the reinstatement of its obligations, the Issuer will be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Trustee or Paying Agent.

Article 9.
AMENDMENT, SUPPLEMENT AND WAIVER

Section 9.01                      Without Consent of Holders.

(a)           Notwithstanding Section 9.02 hereof, without the consent of any holder, the Issuer, the Guarantors and the Trustee may amend this Indenture, the Notes, the Intercreditor Agreement, any Additional Intercreditor Agreement and the Security Documents to:

(1)           cure any ambiguity, defect or inconsistency;

(2)           provide for the assumption by a Successor Company of the obligations of the Issuer under this Indenture, the Notes, the Intercreditor Agreement, any Additional Intercreditor Agreement and the Security Documents;

(3)           provide for uncertificated Notes in addition to or in place of certificated Notes;

(4)           add guarantees with respect to the Notes;

(5)           secure the Notes;

(6)           add to the covenants of the Issuer and the Guarantors for the benefit of the holders or surrender any right or power conferred upon the Issuer and the Guarantors;

(7)           make any change that does not adversely affect the rights of any holder under this Indenture;

(8)           release the Security as provided by the terms of this Indenture;

(9)           issue Additional Notes in accordance with the terms of this Indenture;

(10)           evidence and provide for the acceptance and appointment under this Indenture of a successor Trustee pursuant to the requirements thereof;

(11)           make any amendment to the provisions of this Indenture relating to the transfer and legending of Notes as permitted by this Indenture, including, without limitation to facilitate the issuance and administration of the Notes; provided, however, that (i) compliance with this Indenture as so amended would not result in Notes being transferred in violation of the U.S. Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of holders to transfer Notes;

(12)           to conform the text of this Indenture, the Guarantees, the Security Documents, the Intercreditor Agreement, Additional Intercreditor Agreement or the Notes to any provision of the “Description of the Notes” section of the Offering Memorandum to the extent that such provision in such “Description of the Notes” section was intended to be a verbatim recitation of a provision of this Indenture, the Guarantees, the Intercreditor Agreement, Additional Intercreditor Agreement, the Security Documents, or the Notes; or

(13)           make technical and other amendments that do not materially adversely affect holders of Notes (as determined in good faith by the Issuer) in order to allow or facilitate the listing or acceptance for listing for trading or quoting of the Notes on the TACT Institutional System or another exchange or platform.

(b)           In formulating its opinion on such matters, the Trustee shall be entitled to require and may conclusively rely on such evidence as it deems appropriate, including an Opinion of Counsel and an Officer’s Certificate.

(c)           The consent of the holders is not necessary under this Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. A consent to any amendment or waiver under this Indenture by any holder of Notes given in connection with a tender of such holder’s Notes will not be rendered invalid by such tender. After an amendment under this Indenture becomes effective, the Issuer is required to deliver to the holders a notice briefly describing such amendment in accordance with Section 14.01.

(d)           Upon the request of the Issuer accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental indenture, and upon the filing with the Trustee of evidence satisfactory to the Trustee of the consent of the Holders as aforesaid, and upon receipt by the Trustee of the documents described in Section 7.02 and Section 9.05 hereof, the Trustee will join with the Issuer and the Guarantors in the execution of such amended or supplemental indenture unless such amended or supplemental indenture directly affects the Trustee’s own protections, rights, duties, liabilities or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but will not be obligated to, enter into such amended or supplemental Indenture.

Section 9.02                      With Consent of Holders.

Except as provided below in this Section 9.02, the Issuer and the Trustee may amend or supplement this Indenture (including, without limitation, Sections 3.12, 4.10 and 4.15), the Notes, the Intercreditor Agreement and the Security Documents with the consent of the Holders of at least a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, Additional Notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes), provided, however that subject to Sections 6.04 and 6.07, any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium, if any, or interest on, the Notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of this Indenture or the Notes may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, Additional Notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes).

Upon the request of the Issuer accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental indenture, and upon the filing with the Trustee of evidence satisfactory to the Trustee of the consent of the Holders as aforesaid, and upon receipt by the Trustee of the documents described in Section 7.02 hereof, the Trustee will join with the Issuer and the Guarantors in the execution of such amended or supplemental indenture unless such amended or supplemental indenture directly affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but will not be obligated to, enter into such amended or supplemental Indenture.

It is not necessary for the consent of the Holders under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver, but it is sufficient if such consent approves the substance thereof.

After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Issuer will provide the holders affected thereby a notice pursuant to Section 14.01 briefly describing the amendment, supplement or waiver.  Any failure of the Issuer to provide such notice, or any defect therein, will not, however, in any way impair or affect the validity of any such amended or supplemental indenture or waiver.  The Holders of a majority in aggregate principal amount of the Notes then outstanding voting as a single class may waive compliance in a particular instance by the Issuer and the Guarantors with any provision of this Indenture, the Notes, the Intercreditor Agreement or the Security Documents.  However, unless consented to by the holders of at least 90% of the aggregate principal amount of then outstanding Notes.

An amendment, supplement or waiver under this Section 9.02 may not:

(a)           reduce the principal amount of Notes whose holders must consent to an amendment or waiver;

(b)           reduce the stated rate of or extend the stated time for payment of interest or Additional Amounts on any Note;

(c)           reduce the principal of or extend the Stated Maturity of any Note;

(d)           whether through an amendment or waiver of provisions in the covenants, definitions or otherwise (i) reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed under Section 3.08 (other than the notice provisions), or (ii) reduce the premium payable upon repurchase of any Note or change the time at which any Note is to be repurchased pursuant to Section 3.12, Section 4.10 or Section 4.15 at any time after the obligation to repurchase has arisen;

(e)           make any Note payable in money other than that stated in the Note;

(f)           impair the right of any holder to receive payment of, premium, if any, principal of or interest or Additional Amounts, if any, on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes;

(g)           release any of the security interests granted for the benefit of the Holders in the Collateral other than in accordance with the terms of the Security Documents, the Intercreditor Agreement and this Indenture;

(h)           release any Guarantor from any of its obligations under its Guarantee or this Indenture, except in accordance with the terms of this Indenture and the Intercreditor Agreement;

(i)           make any change to Section 4.19 that adversely affects the right of any Holder of such Notes in any material respect or amends the terms of such Notes in a way that would result in a loss of an exemption from any of the Taxes described thereunder or an exemption from any obligation to withhold or deduct Taxes so described thereunder unless the payor agrees to pay Additional Amounts, if any, in respect thereof;

(j)           waive a Default or Event of Default with respect to the nonpayment of principal, premium or interest or Additional Amounts, if any, on the Notes (except pursuant to a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of such Notes and a waiver of the payment default that resulted from such acceleration); or

(k)           make any change in the amendment or waiver provisions described in this Section 9.02.

Any amendment, supplement or waiver consented to by at least 90% of the aggregate principal amount of the then outstanding Notes will be binding against any non-consenting Holders.

Section 9.03                      Revocation and Effect of Consents.

Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder of a Note and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent is not made on any Note.  However, any such Holder of a Note or subsequent Holder of a Note may revoke the consent as to its Note if the Trustee receives written notice of revocation before the earlier of the date the amendment, supplement or waiver becomes effective and the date on which the Trustee receives an Officer’s Certificate from the Issuer certifying that the requisite number of consents has been obtained.  An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.  Notwithstanding the foregoing, no waiver will affect the rights, protections, duties, liabilities, or immunities of the Trustee or the Security Agent without the consent of the Trustee or the Security Agent, as the case may be.

Section 9.04                      Notation on or Exchange of Notes.

The Trustee may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated.  The Issuer in exchange for all Notes may issue and the Trustee shall, upon receipt of an Authentication Order, authenticate new Notes that reflect the amendment, supplement or waiver.

Failure to make the appropriate notation or issue a new Note will not affect the validity and effect of such amendment, supplement or waiver.

Section 9.05                      Trustee to Sign Amendments, etc.

The Trustee will sign any amended or supplemental indenture authorized pursuant to this Article 9 if the amendment or supplement does not adversely affect the rights, protections, duties, liabilities or immunities of the Trustee.  The Issuer may not sign an amended or supplemental indenture until the Board of Directors of the Issuer approves it.  In executing any amended or supplemental indenture, the Trustee will be entitled to receive and (subject to Section 7.01 hereof) will be fully protected in relying upon, in addition to the documents required by Section 14.04 hereof, an Officer’s Certificate and an Opinion of Counsel stating that the execution of such amended or supplemental indenture is authorized or permitted by this Indenture.

Article 10.
COLLATERAL AND SECURITY

        The provisions of this Article 10 are subject to the terms of the Pledge Permit and the Intercreditor Agreement.

Section 10.01                    Security Documents.

(a)           The due and punctual payment of the principal of, premium on, if any, interest and Additional Amounts, if any, on, the Notes when and as the same shall be due and payable, whether on an interest payment date, at maturity, by acceleration, repurchase, redemption or otherwise, and interest on the overdue principal of, premium on, if any, interest and Additional Amounts, if any (to the extent permitted by law), on the Notes and performance of all other obligations of the Issuer and the Guarantors to the Holders or the Trustee under this Indenture and the Notes, according to the terms hereunder or thereunder, are secured as provided in the Security Documents, which will be annexed to this Indenture following the execution thereof.  Each Holder of a Note, by its acceptance thereof, consents and agrees to the terms of the Security Documents (including, without limitation, the provisions providing for foreclosure and release of Collateral and authorizing the Security Agent to enter into any Security Document on its behalf) as the same may be in effect or may be amended from time to time in accordance with its terms and authorizes and directs the Security Agent to enter into the Security Documents and to perform its obligations and exercise its rights thereunder in accordance therewith.  The Issuer will deliver to the Trustee copies of all documents delivered to the Security Agent pursuant to the Security Documents, and the Issuer will, and will cause each of its Restricted Subsidiaries to, do or cause to be done all such acts and things as may be necessary or proper, or as may be required by the provisions of the Security Documents, to assure and confirm to the Trustee that the Security Agent holds, for the benefit of the Trustee and the Holders, duly created, enforceable and perfected Liens as contemplated hereby and by the Security Documents, so as to render the same available for the security and benefit of this Indenture and of the Notes secured thereby, according to the intent and purposes herein expressed. The Issuer will take, and will cause its Restricted Subsidiaries to take any and all actions reasonably required to cause the Security Documents to create and maintain, as security for the Obligations of the Issuer and Guarantors hereunder, a valid and enforceable perfected first-priority Lien in and on all the Collateral ranking in right and priority of payment as set forth in this Indenture and subject to no other Liens other than as permitted by the terms of this Indenture.

(b)           Each of the Issuer, the Guarantors, the Trustee and the Holders agree that the Security Agent, subject to the Pledge Permit, shall be the joint creditor (together with the Holders) of each and every obligation of the parties hereto under the Notes and this Indenture, and that accordingly the Security Agent will have its own independent right to demand performance by the Issuer and the Guarantors of those obligations, except that such demand shall only be made with the prior written consent of the Trustee.  However, any discharge of such obligation to the Security Agent, on the one hand, or to the Trustee or the Holders, as applicable, on the other hand, shall, to the same extent, discharge the corresponding obligation owing to the other.

(c)           The Security Agent agrees that it will hold the security interests in Collateral created under the Security Documents to which it is a party as contemplated by this Indenture and the Intercreditor Agreement, and any and all proceeds thereof, for the benefit of, among others, the Trustee and the Holders, to act in preservation of the security interest in the Collateral, in each case subject to the Intercreditor Agreement.  The Security Agent will (subject to being indemnified and/or secured to its satisfaction by the Holders) take action or refrain from taking action with respect to the Notes and the Collateral only as directed by the Trustee, and the Trustee will (subject to being indemnified and/or secured to its satisfaction by the Holders) take action or refrain from taking action under the Intercreditor Agreement at the direction of holders of a majority in aggregate principal amount of the then outstanding Notes (except as otherwise set forth in the Intercreditor Agreement).

(d)           Each Holder of a Note, by accepting such Note, shall be deemed (i) to have authorized the Security Agent to enter into the Security Documents and the Intercreditor Agreement and (ii) to have agreed to be bound thereby. Each Holder, by accepting a Note, appoints the Security Agent as its agent under the Security Documents and the Intercreditor Agreement and authorizes it to act on such Holder’s behalf. The Trustee hereby acknowledges that the Security Agent is authorized to act under the Security Documents and the Intercreditor Agreement on behalf of the Holders, with full authority and powers thereunder.  The Security Agent is hereby authorized to exercise such rights, powers and discretions as are specifically delegated to it by the terms of the Intercreditor Agreement and the Security Documents, including the power to enter into the Intercreditor Agreement and the Security Documents, as agent on behalf of the Holders and the Trustee, together with all rights, powers and discretions as are reasonably incidental thereto or necessary to give effect to the trusts created thereunder.  The Security Agent shall however at all times be entitled to seek directions from the Trustee with respect to the Notes and shall, subject to the Security Agent being indemnified and/or secured to its satisfaction by the Holders, be obligated to follow those directions if given, subject to the terms of the Intercreditor Agreement.  The Security Agent hereby accepts its appointment as the agent of the Holders and the Trustee under the Intercreditor Agreement and the Security Documents, and its authorization to so act on such Holders’ and the Trustee’s behalf in accordance with the terms of this Indenture and the Intercreditor Agreement.

Section 10.02                    Release of Collateral.

Notwithstanding the Security Documents, upon receipt by the Security Agent of a certificate from the Trustee that complies with Section 10.05, the Security Agent is authorized to release the Collateral.

Section 10.03                    [Reserved].

Section 10.04                    Authorization of Receipt of Funds by the Trustee Under the Security Documents.

The Trustee is authorized to receive any funds for the benefit of the Holders distributed under the Security Documents, and to make further distributions of such funds to the Holders according to the provisions of this Indenture.

Section 10.05                    Termination of Security Interest in Collateral.

The Trustee shall, at the request of the Issuer or a Guarantor upon having provided the Trustee an Officer’s Certificate and Opinion of Counsel certifying compliance with this Section 10.05, execute and deliver a certificate to the Security Agent directing the Security Agent to release the relevant Collateral or to execute such other appropriate instrument evidencing such release (in the form provided by and at the expense of the Issuer) under one or more of the following circumstances:

(a)           other than the Collateral subject to the Lockbox Charge, in connection with any sale, assignment, transfer, conveyance or other disposition of such property or assets to a Person that is not (either before or after giving effect to such transaction) the Issuer or any of its Restricted Subsidiaries, if the sale or other disposition does not violate Section 3.12 and Section 4.10 hereof, but only in respect of the property and assets sold, assigned, transferred, conveyed or otherwise disposed of;

(b)           other than the Collateral subject to the Lockbox Charge, in the case of a Guarantor that is released from its Guarantee pursuant to the terms of this Indenture, the release of the property and assets, and Capital Stock, of such Guarantor;

(c)           in respect of the Collateral subject to the Lockbox Charge, in connection with the withdrawal of such Collateral in accordance with Section 4.07, but only in respect of such Collateral withdrawn;

(d)           if the Issuer designates any of its Restricted Subsidiaries to be an Unrestricted Subsidiary in accordance with the applicable provisions of this Indenture, the release of the property and assets of such Restricted Subsidiary;

(e)           upon legal defeasance, covenant defeasance or satisfaction and discharge of this Indenture as provided in Article 8 and Article 13.

(f)           upon the full and final payment and performance of all obligations of the Issuer and the Guarantors under this Indenture and the Notes; or

(g)           as described under Section 9.02 hereof.

Section 10.06                    Further Assurances.

The Issuer will, and will procure that each of its Subsidiaries will, at its own expense, execute and do all such acts and things and provide such assurances as the Security Agent may reasonably require (i) for registering any Security Documents in any required register and for perfecting or protecting the security intended to be afforded by such Security Documents; and (ii) if such Security Documents have become enforceable, for facilitating the realization of all or any part of the assets which are subject to such Security Documents and for facilitating the exercise of all powers, authorities and discretions vested in the Security Agent or in any receiver of all or any part of those assets. The Issuer will, and will procure that each of its Subsidiaries will, execute all transfers, conveyances, assignments and releases of that property whether to the Security Agent or to its nominees and give all notices, orders and directions which the Security Agent may reasonably request.

Article 11.
[RESERVED]

Article 12.
GUARANTEES

Section 12.01                    Guarantee.

(a)           Subject to this Article 12, each of the Guarantors hereby, jointly and severally, unconditionally guarantees to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of this Indenture, the Notes or the obligations of the Issuer hereunder or thereunder, that:

(1)            the principal of, premium on, if any, interest and Additional Amounts, if any, on, the Notes will be promptly paid in full when due, whether at maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of, premium on, if any, interest and Additional Amounts, if any, on, the Notes, if lawful, and all other Obligations of the Issuer to the Holders or the Trustee hereunder or thereunder will be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and

(2)           in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise.

Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Guarantors will be jointly and severally obligated to pay the same immediately.  Each Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.

(b)           The Guarantors hereby agree that their obligations hereunder are unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder with respect to any provisions hereof or thereof, the recovery of any judgment against the Issuer, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a guarantor.  Each Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Issuer, any right to require a proceeding first against the Issuer, protest, notice and all demands whatsoever and covenant that this Guarantee will not be discharged except by complete performance of the obligations contained in the Notes and this Indenture.

(c)           If any Holder or the Trustee is required by any court or otherwise to return to the Issuer, the Guarantors or any custodian, trustee, liquidator or other similar official acting in relation to either the Issuer or the Guarantors, any amount paid by either to the Trustee or such Holder, this Guarantee, to the extent theretofore discharged, will be reinstated in full force and effect.

Each Guarantor agrees that it will not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby.  Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (1) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article 6 hereof for the purposes of this Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (2) in the event of any declaration of acceleration of such obligations as provided in Article 6 hereof, such obligations (whether or not due and payable) will forthwith become due and payable by the Guarantors for the purpose of this Guarantee.  The Guarantors will have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Guarantee.

Section 12.02                    Limitation on Guarantor Liability.

Each Guarantor, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Guarantee of such Guarantor not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law or any similar law to the extent applicable to any Guarantee.  To effectuate the foregoing intention, the Trustee, the Holders and the Guarantors hereby irrevocably agree that the obligations of such Guarantor will be limited to the maximum amount that will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Article 12, result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent transfer or conveyance.

Section 12.03                    Execution and Delivery of Guarantee.

To evidence its Guarantee set forth in Section 12.01 hereof, each Guarantor hereby agrees that a notation of such Guarantee substantially in the form attached as Exhibit C hereto will be endorsed by an Officer of such Guarantor on each Note authenticated and delivered by the Trustee and that this Indenture will be executed on behalf of such Guarantor by one of its Officers.

Each Guarantor hereby agrees that its Guarantee set forth in Section 12.01 hereof will remain in full force and effect notwithstanding any failure to endorse on each Note a notation of such Guarantee.

If an Officer whose signature is on this Indenture or on the Guarantee no longer holds that office at the time the Trustee or the Authenticating Agent authenticates the Note on which a Guarantee is endorsed, the Guarantee will be valid nevertheless.

The delivery of any Note by the Trustee, after the authentication thereof hereunder, will constitute due delivery of the Guarantee set forth in this Indenture on behalf of the Guarantors.

Section 12.04                    [Reserved].

Section 12.05                    Release.

The Guarantee of a Guarantor will be released:

(a)           other than any Guarantor that directly or indirectly owns any of the Pledged Bezeq Shares, in connection with any sale, disposition, exchange or other transfer of all or substantially all of the assets of that Guarantor (including by way of merger, consolidation, amalgamation or combination) to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Restricted Subsidiary, if the sale or other disposition does not violate Section 3.12 or Section 4.10 hereof;

(b)           other than any Guarantor that directly or indirectly owns any of the Pledged Bezeq Shares, in connection with any sale, disposition, exchange or other transfer of Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Restricted Subsidiary, if the sale or other disposition does not violate Section 3.12 or Section 4.10 hereof and the Guarantor ceases to be a Restricted Subsidiary as a result of the sale or other disposition;

(c)           if the Issuer designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of this Indenture;

(d)           upon legal defeasance, covenant defeasance or satisfaction and discharge of this Indenture as provided in Article 8 and Article 13 hereof;

(e)           upon the full and final payment and performance of all obligations of the Issuer and the Guarantors under this Indenture and the Notes;

(f)           in the case of any Restricted Subsidiary that after the Issue Date is required to guarantee the Notes pursuant to Section 4.16, upon the release or discharge of the guarantee of Indebtedness by such Restricted Subsidiary which resulted in the obligation to guarantee such Notes; provided that, if, at the date of such release, (i) the Indebtedness which required such guarantee has been released or discharged in full, (ii) no Event of Default would arise as a result of such release, and (iii) there is no other Indebtedness of such Guarantor outstanding that was Incurred after the Issue Date and that could not have been Incurred in compliance with this Indenture as of the date Incurred if such Guarantor were not a Guarantor as at that date or had it been Incurred by a non-Guarantor at the date of such release; or

(g)           as described under Section 9.02 hereof.

Upon any occurrence giving rise to a release of a Guarantee as specified in this Article 12, the Trustee or the Security Agent, as applicable, will, at the direction and cost of the Issuer, execute any documents reasonably required in order to evidence or effect such release, discharge and termination in respect of such Guarantee. Neither the Issuer nor any Guarantor will be required to make a notation on the Notes to reflect any such release, termination or discharge.

Any Guarantor not released from its obligations under its Guarantee as provided in this Section 12.05 will remain liable for the full amount of principal of, premium on, if any, interest and Additional Amounts, if any, on, the Notes and for the other Obligations of any Guarantor under this Indenture as provided in this Article 12.

Article 13.
SATISFACTION AND DISCHARGE

Section 13.01                    Satisfaction and Discharge.

This Indenture will be discharged and will cease to be of further effect as to all Notes issued hereunder or, as to the Notes, when:

(a)           either:

(1)           all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuer, have been delivered to the Trustee for cancellation in accordance with this Indenture; or

(2)           (i) all Notes that have not been delivered to the Trustee for cancellation in accordance with this Indenture (x) have become due and payable by reason of the provision of a notice of redemption or otherwise or (y) will become due and payable within one year and (ii) the Issuer or a guarantor of the Notes has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders cash, U.S. Government Obligations or a combination thereof, in each case, denominated in U.S. Dollars, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation in accordance with this Indenture for principal, premium and Additional Amounts (if any) and accrued interest to the date of maturity or redemption;

(b)           no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer is a party or by which the Issuer is bound;

(c)           the Issuer has paid or caused to be paid all other amounts payable by it under this Indenture; and

(d)           the Issuer has delivered irrevocable instructions to the Trustee under the applicable Indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be.

In addition, the Issuer must deliver to the Trustee an Officer’s Certificate and an Opinion of Counsel, in each case, stating that all conditions precedent to satisfaction and discharge have been satisfied; provided that any such counsel may rely on any Officer’s Certificate as to matters of fact (including as to compliance with the foregoing clauses (a), (b) and (c)).

Notwithstanding the satisfaction and discharge of this Indenture, if money has been deposited with the Trustee pursuant to subclause (2) of clause (a) of this Section 13.01, the provisions of Sections 13.02 and 8.06 hereof will survive.  In addition, nothing in this Section 13.01 will be deemed to discharge those provisions of Sections 6.15,  7.07 and 14.15 hereof, that, by their terms, survive the satisfaction and discharge of this Indenture.

Section 13.02                   Application of Trust Money.

Subject to the provisions of Section 8.06 hereof, all money deposited with the Trustee (or such other entity designated by the Trustee for this purpose) pursuant to Section 13.01 hereof shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal of, premium on, if any, interest and Additional Amounts, if any, for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by law.

If the Trustee or Paying Agent is unable to apply any money or U.S. Government Obligations in accordance with Section 13.01 hereof by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Issuer’s and any Guarantor’s obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 13.01 hereof; provided that if the Issuer has made any payment of principal of, premium on, if any, interest and Additional Amounts, if any, on, the Notes because of the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or U.S. Government Obligations held by the Trustee or Paying Agent.

Article 14.
MISCELLANEOUS

Section 14.01                    Notices.

Any notice or communication by the Issuer, any Guarantor, the Trustee or the Security Agent to the others is duly given if in writing and delivered in Person or by mail (registered or certified, return receipt requested), facsimile transmission, overnight air courier guaranteeing next day delivery, to the others’ address, or, in the case of the holders of the Notes, provided in the manner set out below:

If to the Issuer and/or any Guarantor:

B Communications Ltd.
2 Dov Friedman Street
Ramat Gan 5250301
Israel
Facsimile No.:  +972-3-9399832
Attention:  Ami Barlev, General Counsel

If to the Trustee:

Mishmeret Trust Company Ltd.
48 Menachem Begin Rd.
Tel-Aviv
Israel
Facsimile No.:  +972-3-6374344
Attention:  Mr. Ram Sebty

If to the Security Agent:

Mishmeret Trust Company Ltd.
48 Menachem Begin Rd.
Tel-Aviv
Israel
Facsimile No.:  +972-3-6374344
Attention:  Mr. Ram Sebty

The Issuer, any Guarantor, the Trustee or the Security Agent, by notice to the other, may designate additional or different addresses for subsequent notices or communications.

All notices and communications (other than those sent to holders) will be deemed to have been duly given: at the time delivered by hand, if personally delivered; five Business Days after being deposited in the mail, postage prepaid, if mailed; on the first date on which publication is made, if published; when receipt acknowledged, if transmitted by facsimile; and the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.

In providing any notice to holders pursuant to this Indenture, the Issuer shall (i) for so long as any Notes are represented by Global Notes, deliver any such notice to Citibank N.A., Tel-Aviv Branch, for the purpose of delivery to Euroclear and Clearstream for further communication to their entitled account holders; (ii) for so long as any Notes are listed on the TACT Institutional System, publish such notice through the newswire service of Bloomberg, or if Bloomberg does not then operate, any similar agency; (iii) for so long as any Notes are listed on the TACT Institutional System and to the extent and in the manner permitted by the Applicable Procedures, post such notice on the official website of the TASE (http://maya.tase.co.il or any successor website thereto); and (iv) in addition, notices required to be delivered by the Issuer under Section 4.03(a)(4) must, additionally (A) be posted on the website of the B-Com Group (http://www.bcommunications.co.il, or any successor website thereto), (B) for so long as the equity securities of the Issuer are listed on NASDAQ, be communicated to NASDAQ in accordance with the Marketplace Rules of NASDAQ promulgated thereby, (C) for so long as the Issuer is subject to reporting obligations under the U.S. Securities Act and/or the U.S. Exchange Act, be filed under cover of a Form 6-K or contained in a Form 20-F (or any successor forms thereto) pursuant to the U.S. Exchange Act and (D) notwithstanding (ii) above, be published through the newswire service of Bloomberg, or if Bloomberg does not then operate, any similar agency. If publication as provided above is not practicable, notice will be given in such other manner, and shall be deemed to have been given on such date, as the Trustee may approve.  In the case of Definitive Registered Notes, notices will be mailed to Registered Holders at their respective addresses as they appear on the records of the Registrar, unless stated otherwise in the register kept by, and at the registered office of the Issuer.

If a notice or communication is mailed or published in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

If the Issuer provides a notice or communication to holders, it will provide a copy to the Trustee and each Agent at the same time.

Section 14.02                   Reserved.

Section 14.03                   Certificate and Opinion as to Conditions Precedent.

Upon any request or application by the Issuer to the Trustee to take any action under this Indenture, the Issuer shall furnish to the Trustee:

(a)           an Officer’s Certificate in form and substance reasonably satisfactory to the Trustee (which must include the statements set forth in Section 14.04 hereof) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been satisfied; and

(b)           an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee (which must include the statements set forth in Section 14.04 hereof) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.

Section 14.04                   Statements Required in Certificate or Opinion.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(a)           a statement that the Person making such certificate or opinion has read such covenant or condition;

(b)           a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c)           a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been satisfied; and

(d)           a statement as to whether or not, in the opinion of such Person, such condition or covenant has been satisfied.

Section 14.05                    Rules by Trustee and Agents.

The Trustee may make reasonable rules for action by or at a meeting of Holders.  The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 14.06                    Agent for Service; Submission to Jurisdiction; Waiver of Immunities.

Each of the parties hereto irrevocably agrees that any suit, action or proceeding arising out of, related to, or in connection with this Indenture, the Notes and the Guarantees or the transactions contemplated hereby (excluding in relation to the Security Documents), and any action arising under U.S. federal or state securities laws, may be instituted in any U.S. federal or state court located in the State and City of New York, Borough of Manhattan; irrevocably waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding; and irrevocably submits to the jurisdiction of such courts in any such suit, action or proceeding. The Issuer and each of the Guarantors has appointed Law Debenture Corporate Services Inc., New York, New York, USA as its authorized agent upon whom process may be served in any such suit, action or proceeding which may be instituted in any federal or state court located in the State of New York, Borough of Manhattan arising out of or based upon this Indenture, the Notes or the transactions contemplated hereby or thereby, and any action brought under U.S. federal or state securities laws (the “Authorized Agent”).  Such appointment shall be irrevocable unless and until replaced by an agent in the State and City of New York, Borough of Manhattan appointed by the Issuer that provides customary service of process agency services.  The Issuer and each of the Guarantors represents and warrants that the Authorized Agent has agreed to act as said agent for service of process, and the Issuer agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid.  Service of process upon the Authorized Agent and written notice of such service to the Issuer shall be deemed, in every respect, effective service of process upon the Issuer and any Guarantor.

Section 14.07                    No Personal Liability of Directors, Officers, Employees and Stockholders.

No director, officer, employee, incorporator, member or stockholder of the Issuer, any of its Holding Companies or any of its Subsidiaries or Affiliates, as such, shall have any liability for any obligations of the Issuer or the Guarantors under the Notes, this Indenture or the Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver and release may not be effective to waive liabilities under United States federal or other relevant securities laws or Israeli law.

Section 14.08                    Governing Law.

THE INTERNAL LAW OF THE STATE OF NEW YORK WILL GOVERN AND BE USED TO CONSTRUE THIS INDENTURE, THE NOTES AND THE GUARANTEES WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

Section 14.09                     No Adverse Interpretation of Other Agreements.

This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Issuer or its Subsidiaries or of any other Person.  Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 14.10                    Successors.

All agreements of the Issuer in this Indenture and the Notes will bind its successors.  All agreements of the Trustee in this Indenture will bind its successors.  All agreements of each Guarantor in this Indenture will bind its successors.

Section 14.11                    Severability.

In case any provision in this Indenture or in the Notes is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

Section 14.12                    Counterpart Originals.

The parties may sign any number of copies of this Indenture.  Each signed copy will be an original, but all of them together represent the same agreement.

Section 14.13                    Table of Contents, Headings, etc.

The Table of Contents, Cross-Reference Table and Headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and will in no way modify or restrict any of the terms or provisions hereof.

Section 14.14                     Judgment Currency.

(a)           The sole currency of account and payment for all sums payable by the Issuer under this Indenture is U.S. Dollars. Any amount received or recovered in a currency other than U.S. Dollars in respect of the Notes (whether as a result of, or the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Issuer, any Subsidiary or otherwise) by the holder in respect of any sum expressed to be due to it from the Issuer will constitute a discharge of the Issuer only to the extent of the U.S. Dollar amount, which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not possible to make that purchase on that date, on the first date on which it is possible to do so). If that U.S. Dollar amount is less than the U.S. Dollar amount expressed to be due to the recipient under any Note, the Issuer will indemnify the recipient against any loss sustained by it as a result. In any event the Issuer will indemnify the recipient against the cost of making any such purchase.

(b)           For the purposes of this indemnity, it will be sufficient for the holder to certify that it would have suffered a loss had an actual purchase of U.S. Dollar been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of U.S. Dollar on such date had not been practicable, on the first date on which it would have been practicable). These indemnities constitute a separate and independent obligation from the other obligations of the Issuer, will give rise to a separate and independent cause of action, will apply irrespective of any waiver granted by any holder and will continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Note or any other judgment or order.

Section 14.15                    Prescription.

Claims against the Issuer or any Guarantor for the payment of principal or Additional Amounts, if any, on the Notes will be prescribed ten years after the applicable due date for payment thereof. Claims against the Issuer or any Guarantor for the payment of interest on the Notes will be prescribed five years after the applicable due date for payment of interest.

[Signatures on following pages]

SIGNATURES

B COMMUNICATIONS LTD., as the Issuer

By:
Name:
Title:

By:
Name:
Title:

(Signature page to Indenture)

B COMMUNICATIONS (SP1) LTD., as a Guarantor

By:
Name:
Title:

By:
Name:
Title:

(Signature page to Indenture)

B COMMUNICATIONS (SP2) LTD., as a Guarantor

By:
Name:
Title:

By:
Name:
Title:

(Signature page to Indenture)

MISHMERET TRUST COMPANY LTD., as Trustee

By:
Name:
Title:

By:
Name:
Title:

MISHMERET TRUST COMPANY LTD., as Security Agent

By:
Name:
Title:

(Signature page to Indenture)

B COMMUNICATIONS LTD., as Paying Agent and Registrar

By:
Name:
Title:

By:
Name:
Title:

(Signature page to Indenture)

EXHIBIT A

[Face of Note]

ISIN ____________

CUSIP ____________

7⅜% Senior Secured Notes due 2021

No. ___
$____________

B COMMUNICATIONS LTD.

promises to pay to __________________________________________________________ or registered assigns, in accordance with the applicable provisions of the Indenture,

the principal sum of __________________________________________________________ U.S. DOLLARS on February 15, 2021.

Interest Payment Dates:  May 31 and November 30

Record Dates:  May 19 and November 18

Dated:  _______________, _______

IN WITNESS WHEREOF, the parties hereto have caused this Note to be signed manually or by facsimile by the duly authorized officers referred to below.

B COMMUNICATIONS LTD.

By:
Name:
Title:

This is one of the Notes referred to in the within-mentioned Indenture:

MISHMERET TRUST COMPANY LTD., as Trustee

By:

        Authorized Signatory

By:

        Authorized Signatory

[Back of Note]

7⅜% Senior Secured Notes due 2021

Capitalized terms used herein have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

(1)           Interest.

(a)      Interest on the Notes will:

(A)           accrue at the rate of 7⅜% per annum (comprised of equal semi-annual interest payments (notwithstanding the actual number of days in the relevant interest period); provided that with respect to (i) the interest period from the Issue Date to the First Interest Payment Date and (ii) the interest period from the Interest Payment Date immediately preceding the Maturity Date to the Maturity Date, interest shall be computed on the basis of a year of 365 days and payable for the actual number of days elapsed from and including, in the case of (i), the Issue Date through but excluding the First Interest Payment Date, and, in the case of (ii) , such Interest Payment Date through but excluding the Maturity Date).

(B)           accrue from the date of issue of the Notes or, if interest has already been paid, from the date it was most recently paid;

(C)           be payable in cash semi-annually in arrears on May 31 and November 30 (each, an “Interest Payment Date”), commencing on ____________ (or if any such day is not a Business Day, on the next succeeding Business Day (without interest accruing in respect of the Interest Period then ending between such calendar date and such next succeeding Business Day)) (the “First Interest Payment Date”); and

(D)           be payable to the holder of record on the May 19 and November 18 immediately preceding the related interest payment date; provided that with respect to the last interest period before the Maturity Date, interest on the Notes will be payable to the holder of record on the Maturity Date.

(b)      With respect to any early redemption of Notes prior to the Maturity Date pursuant to the Indenture (other than a redemption occurring on an Interest Payment Date), interest on the Notes being redeemed shall be calculated based on the actual number of days elapsed from and including the Interest Payment Date immediately preceding the date of redemption through but excluding the date of redemption, divided by the number of days in such interest period (calculated by counting the number of days from and including the Interest Payment Date immediately preceding the date of redemption through but excluding the date that is, or would otherwise have been but for the redemption, the next Interest Payment Date), multiplied by 3.6875% of such principal amount of Notes being redeemed.

(2)           Method of Payment.  The Issuer will pay interest (except defaulted interest), principal, premium, and Additional Amounts, if any, on the Notes through the Paying Agent in accordance with Section 2.14 of the Indenture with respect to Notes held at the close of business on May 19 or November 18 immediately preceding the Interest Payment Date, even if such Notes are canceled after such record date and on or before such Interest Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaulted interest. Such payment shall be made in U.S. Dollars.

(3)           Paying Agent and Registrar.  The Issuer will act as Paying Agent.  Initially the Issuer will act as Registrar for so long as the Notes are listed on the TACT Institutional System.  Upon notice to the Trustee, the Issuer may change any Registrar.

(4)           Indenture.  The Issuer issued the Notes under an Indenture dated as of February 19, 2014 (the “Indenture”) between the Issuer, B Communications (SP1) Ltd. and B Communications (SP2) Ltd., as guarantors, Mishmeret Trust Company Ltd., as Trustee and Security Agent and B Communications Ltd., as Paying Agent and Registrar. The Notes are subject to all such terms, and Holders are referred to the Indenture for a statement of such terms.  To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

(5)           Pledge Permit.

(a)      The share of each holder of Notes, directly or indirectly, alone or together with others, upon exercise of the Lien over the means of control of Bezeq and/or SP-2, shall not exceed the percentage specified in Paragraph 5(b) below, including the percentage so held in the event that any dissolution proceedings whatsoever are pending with respect to the Issuer and/or Bezeq and/or SP-2, and including the percentage so held in the context of any debt arrangement between the Issuer and/or Bezeq and/or SP-2 and the holders of the Notes.

(b)      With respect to each holder of Notes, such percentage not to be exceeded as specified in Paragraph 5(a) above shall be up to a percentage holding of 10% of the amount of outstanding Notes as of the Issue Date; provided that if the amount of outstanding Notes is reduced in the future, the amount that a holder of Notes is allowed to hold will be reduced accordingly.

(c)      It is hereby clarified that with respect to this Paragraph 5, and for the purpose of the calculation set forth in Paragraph 5(b) above, the holdings of a holder of Notes in the means of control in Bezeq, to the extent such holdings exist, shall not be taken into account.

(d)      In the event that the share of a holder of the Notes, directly or indirectly, alone or together with others, upon exercise of the Lien over the means of control in Bezeq and/or SP-2, shall exceed the percentage set forth in 5(a) and (b), the holdings of the holder of the Notes shall become excess holdings as defined under the Communications Law, and shall be subject to the provisions of the Communications Order concerning holders of excess holdings.

(e)      Paragraphs 5(a) through (d) shall not apply to a nominee company, clearing house, stock exchange member or a custodian (each of the above-mentioned bodies, the “Body” and the “Exception”), provided that such Body meets the following conditions:

(A)           the Exception shall only apply with respect to Notes that such Body is not holding for its own account and Notes held by such Body for its own account shall be subject to the provisions of the Communications Law, the Communications Order and the Pledge Permit;

(B)           such Body is not eligible to take any action for the realization of the Pledge Permit, except in accordance with the instructions of the holders of Notes and subject to the provisions of the Pledge Permit, including provisions of Section 7 of such Pledge Permit.

(f)      Each ultimate beneficial holder of interests in any Global Note, by holding, acquiring or controlling such interests, and each Holder of a Definitive Registered Note, by holding such Definitive Registered Note, will be deemed to have agreed to be bound by the limitations described in this Paragraph 5 and the provisions of the Pledge Permit.

(g)      The Issuer, together with the Ministry of Communications and the relevant Ministers and authorities (as applicable), may from time to time amend the Pledge Permit or the terms thereof in any manner that would not result in any additional restrictions on holders of Notes or any Hedge Counterparty (as defined in the Intercreditor Agreement) or any additional limitations on enforceability or realization of any Collateral, in each case, which were not otherwise in place immediately prior to such amendment. Such amendments (together with any corresponding changes to the Security Documents, subject to Section 4.18 of the Indenture) may be effected without the consent of any holder of Notes, Hedge Counterparty (as defined in the Intercreditor Agreement), the Trustee or the Security Agent, and the Trustee and the Security Agent are hereby authorized to take any and all action as may be reasonably required, in cooperation with the Issuer, to give effect to the foregoing.

(h)      Neither the Trustee nor the Security Agent shall have any duty to monitor percentage holdings of the Notes.

(i)      As used in this Paragraph 5, the term “directly or indirectly, and “together with others” shall be interpreted to mean “bemei'isharin o-beakiffin” and “beyakhad im akherim,” and the term “means of control” shall be interpreted to mean “emtzaei shlita”, in each case within the meaning of the Pledge Permit, Communications Order and Communications Law, as applicable.

(6)           Optional Redemption.

(a)      Except as set forth in clauses (b) and (d) of this Paragraph 6, Paragraph 7 and Paragraph 8, the Notes are not redeemable until February 15, 2017.

(b)      At any time prior to February 15, 2017, the Issuer may redeem all, or from time to time a part, of the Notes upon not less than 12 nor more than 60 days’ notice, at a price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued but unpaid interest and Additional Amounts, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

(c)      On or after February 15, 2017, the Issuer may redeem all, or from time to time a part, of the Notes upon not less than 12 nor more than 60 days’ notice, at the following redemption prices (expressed as a percentage of principal amount) plus accrued and unpaid interest and Additional Amounts, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period commencing on February 15 of the years set out below:

Year	Redemption Price

2017	105.531%
2018	103.688%
2019	101.844%
2020	100.000%

(d)      At any time, or from time to time, prior to February 15, 2017, the Issuer may, at its option, use the Net Cash Proceeds of one or more Equity Offerings to redeem, upon not less than 12 nor more than 60 days’ notice, up to 40% of the principal amount of the Notes issued under the Indenture (including the principal amount of any Additional Notes) at a redemption price of 107.375% of the principal amount of the Notes, plus accrued and unpaid interest and Additional Amounts, if any, to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that:

(A)           at least 60% of the aggregate principal amount of the Notes (which includes Additional Notes, if any, but excludes any Notes held by the Issuer and its Subsidiaries) issued under the Indenture remains outstanding immediately after any such redemption; and

(B)           the redemption occurs not more than 90 days after the consummation of any such Equity Offering.

(e)      In each case of clauses (a) through (d) of this Paragraph 6, any such redemption and notice may, in the Issuer’s discretion, be subject to satisfaction of one or more conditions precedent. For the avoidance of doubt, in each case of clauses (a) through (d) of this Paragraph 6, Notes may only be redeemed pro rata among all Notes outstanding at the time of any such redemption.

(f)      The record date for any such optional redemption shall be 12 days prior to the applicable optional redemption date and no optional redemption date may occur on a date that is between an interest record date and a related interest payment date.

(7)           Redemption for Taxation Reasons. The Issuer may redeem the Notes in whole, but not in part, at any time upon giving not less than 12 nor more than 60 days’ notice to the Holders of the Notes, with a copy to the Trustee (which notice will be irrevocable and given in accordance with Section 3.13 of the Indenture) at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date fixed for redemption (a “Tax Redemption Date”) (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), and Additional Amounts, if any, then due and which will become due on the Tax Redemption Date as a result of the redemption or otherwise, if the Issuer determines that, as a result of:

(a)      any change (actual or proposed) in, or amendment (actual or proposed) to, the law or treaties (or any regulations or rulings promulgated thereunder) of a Relevant Taxing Jurisdiction affecting taxation that, in the case of a proposed change or amendment, has passed a first reading in the Israeli Knesset (parliament); or

(b)      any change (actual or proposed) in the official position regarding the application, administration or interpretation of such laws, treaties, regulations or rulings as reflected in regulations proposed by the Israeli tax authority or in official circulars or other official written guidelines of the Israeli tax authority or in a holding, judgment or order by a court of competent jurisdiction (including any direct ruling from an applicable Israeli tax authority or court of competent jurisdiction imposing a material withholding tax in respect of the Notes or the Guarantees or any involuntary change in or cancellation (actual or proposed) of the tax ruling granted to the Issuer by the Israeli tax authority in respect of the Notes and the Guarantees dated 30 November 2013 (the “2013 ITA Ruling”) (each of the foregoing in clauses (a) and (b) of this Paragraph 7, a “Change in Tax Law”) (provided, that any such change in or cancellation of any such ruling from an applicable Israeli tax authority with respect to the Notes or the Guarantees (including the 2013 ITA Ruling) which change or cancellation is implemented by the applicable Israeli tax authority in response to a failure by the Issuer or its Affiliates to comply with the requirements of such tax ruling as in effect immediately prior to such change or cancellation, as the case may be, shall not constitute a Change in Tax Law); or

(c)           any involuntary delisting of the Notes from trading on the TACT Institutional System, provided that the Issuer has complied with Section 4.23 of the Indenture (a “Delisting”);

the Issuer is, or will or would (if a relevant proposal comes into effect), at any point within one year after the proposed Tax Redemption Date, be required to pay more than de minimis Additional Amounts, and the Issuer believes in good faith that such obligation cannot be avoided by taking reasonable measures available to it (including, without limitation, by appointing a new or additional paying agent in another jurisdiction or using commercially reasonable efforts to obtain a new tax ruling in respect of the Notes and the Guarantees). In the case of a redemption due to a Change in Tax Law, the Change in Tax Law must be announced on or after the date of the Offering Memorandum (or, in the case of a jurisdiction that becomes a Relevant Taxing Jurisdiction after the date of the Offering Memorandum, on or after the date the jurisdiction becomes a Relevant Taxing Jurisdiction). Notice of redemption for taxation reasons will be published in accordance with Section 14.01 of the Indenture. Notwithstanding the foregoing, no such notice of redemption will be given (a) earlier than one year prior to the earliest date on which the Issuer or the relevant Guarantor would be obliged to make such payment or withholding if a payment in respect of the Notes were then due (regardless of whether a payment on the Notes is in fact then due) and (b) unless at the time such notice is given, such obligation (including any obligation that would arise if a proposed change is effected) to pay such Additional Amounts remains in effect. Prior to the publication or delivery of any notice of redemption of the Notes pursuant to the foregoing, the Issuer will deliver to the Trustee (a) an Opinion of Counsel to the effect that there has been a Change in Tax Law or Delisting, as applicable, which would entitle the Issuer to redeem the Notes under the Indenture and (b) an Officer’s Certificate setting forth a statement of facts showing that the conditions precedent to its right to so redeem have been satisfied. The Trustee will accept such Opinion of Counsel and Officer’s Certificate as sufficient evidence of the existence of satisfaction of the conditions precedent as described in clauses (a), (b) and (c) of this Paragraph 7, in which event it will be conclusive and binding on the holders of the Notes.

(8)           Redemption for Certain Regulatory Reasons. The Issuer may redeem the Notes in whole, but not in part, at any time upon not less than 12 nor more than 60 days’ prior notice to the Holders of the Notes, with a copy to the Trustee (which notice will be irrevocable and given in accordance with Section 3.13 of the Indenture), at a price equal to 101% of the principal amount of the Notes redeemed, plus accrued and unpaid interest and Additional Amounts, if any, to the applicable redemption date (a “Regulatory Redemption Date”) (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if the Israeli Ministry of Communication or any other competent Israeli governmental agency or authority with jurisdiction over the B-Com Group requires the B-Com Group to sell or dispose of all or substantially all of the Bezeq Shares, which requirement (including by way of change or amendment to applicable laws and regulations or to the Israeli Ministry of Communication authorization to pledge the Pledged Bezeq Shares) is announced or becomes effective on or after the Issue Date and the B-Com Group cannot avoid such obligation by taking reasonable measures available to it.

Notice of redemption for certain regulatory reasons will be published in accordance with the procedures set forth in Section 14.01 of the Indenture.  Prior to the publication or delivery of any notice of redemption of the Notes pursuant to the foregoing, the Issuer will deliver to the Trustee an Officer’s Certificate stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to its right to so redeem have been satisfied. The Trustee will accept such Officer’s Certificate as sufficient evidence of the existence of satisfaction of the conditions precedent as described in this Paragraph 8, in which event it will be conclusive and binding on the holders of the Notes.

(9)           Mandatory Redemption.  The Issuer is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

(10)           Repurchase at the Option of the Holder.

(a)           If a Change of Control shall occur at any time, the Issuer shall, pursuant to the procedures described in Section 4.15 of the Indenture and in the Indenture, offer (the “Change of Control Offer”) to purchase all Notes in whole or in part in denominations of US$1 and in integral multiples of US$1 in excess thereof at a purchase price (the “Change of Control Purchase Price”) in cash in an amount equal to 101% of the principal amount of such Notes, plus any Additional Amounts and accrued and unpaid interest, if any, to the date of purchase (the “Change of Control Purchase Date”) (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date) provided, however, that the Issuer shall not be obliged to repurchase Notes as described under Section 4.15 of the Indenture in the event and to the extent that it has unconditionally exercised its right to redeem all of the Notes as described under Section 3.08 of the Indenture or all conditions to such redemption have been satisfied or waived. No such purchase in part shall reduce the principal amount at maturity of the Notes held by any holder to below US$1.

(b)           To the extent that the aggregate Net Available Cash from all Share Dispositions equals or exceeds NIS 30 million, the Issuer shall make a Disposition Offer within 365 days of receipt of such Net Available Cash in accordance with Section 3.12 of the Indenture.

(11)           Denominations, Transfer, Exchange.  The Notes are in registered form without interest coupons in minimum denominations of $1.00 and integral multiples of $1.00 in excess thereof.  A Global Note may not be transferred except as a whole by a Depositary or a nominee of such Depositary to a successor Depositary or a nominee thereof, subject to the Applicable Procedures.

Following a Default by the Issuer under the Indenture, (i) holders of a Book-Entry Interest may request to exchange such Book-Entry Interest for a Definitive Registered Note by requesting such exchange in writing through the relevant Holder, if applicable, to the relevant Participant in accordance with the Applicable Procedures or (ii) the Issuer, in its sole discretion may determine that the Global Notes (in whole but not in part) should be exchanged for Definitive Registered Notes and deliver a written notice to such effect to the Trustee.  Upon the occurrence of the preceding  events in (i) or (ii), the Issuer shall issue or cause to be issued Definitive Registered Notes in accordance with the Applicable Procedures.

Global Notes also may be exchanged or replaced, in whole or in part, as provided in the Indenture.  A Global Note may not be exchanged for another Note other than as provided in this Paragraph 11.  Book-Entry Interests in a Global Note may be transferred and exchanged as provided in the Indenture.

(12)           Persons Deemed Owners.  The registered Holder of this Note will be treated as the owner of it for all purposes.

(13)           Amendment, Supplement and Waiver.  Subject to certain exceptions, the Issuer and the Trustee may amend or supplement this Indenture (including, without limitation, Sections 3.12, 4.10 and 4.15 of the Indenture), the Notes, the Intercreditor Agreement and the Security Documents with the consent of the Holders of at least a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, Additional Notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes), provided, however that subject to Sections 6.04 and 6.07 of the Indenture, any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium, if any, or interest on, the Notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, Additional Notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes). In certain circumstances, the Indenture, the Notes, the Intercreditor Agreement and the Security Documents may be amended or supplemented without the consent of any Holder, including to cure any ambiguity, defect or inconsistency.

(14)           Defaults and Remedies. The following events constitute “Events of Default” under the Indenture: (A) default in any payment of interest or Additional Amounts on any Note when due, which has continued for 30 days; (B) default in the payment of principal of or premium, if any, on any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase or otherwise; (C) failure by the Issuer or a Guarantor to comply with its obligations under Section 5.01 of the Indenture; (D) failure by the Issuer or a Guarantor to comply for 60 days after notice with any of its obligations or agreements in the Notes, the Indenture, the Security Documents or the Intercreditor Agreement (other than as described in clauses (A), (B) or (C) of this Paragraph 14); (E) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuer or any of the Restricted Subsidiaries (or the payment of which is guaranteed by the Issuer or any of the Restricted Subsidiaries), other than Indebtedness owed to the Issuer or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists, or is created after the Issue Date, which default: (i) is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness at the Stated Maturity thereof prior to the expiration of the grace period provided in such Indebtedness on the date of such default (“payment default”); or (ii) results in the acceleration of such Indebtedness prior to its maturity (the “cross acceleration provision”); and, in each case (other than in the case of Indebtedness in respect of Secured Hedging Obligations), the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates NIS 90.0 million or more; (F)(i) the Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Issuer that, taken together (as of the latest audited consolidated financial statements of the Issuer), would constitute a Significant Subsidiary pursuant to or within the meaning of Bankruptcy Law (a) commences a voluntary case, (b) consents to the entry of an order for relief against it in an involuntary case, (c) consents to the appointment of a custodian of it or for all or substantially all of its property, or (d) makes a general assignment for the benefit of its creditors (as an insolvent assignor); or (ii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (a) is for relief against the Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Issuer that, taken together (as of the latest audited consolidated financial statements of the Issuer), would constitute a Significant Subsidiary in an involuntary case, (b) appoints a custodian of the Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Issuer that, taken together (as of the latest audited consolidated financial statements of the Issuer), would constitute a Significant Subsidiary or for all or substantially all of the property of the Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Issuer that, taken together, would constitute a Significant Subsidiary, or (c) orders the liquidation of the Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Issuer that, taken together (as of the latest audited consolidated financial statements of the Issuer), would constitute a Significant Subsidiary, and the order or decree referred to in this Paragraph 14(F)(ii) remains unstayed and in effect for 60 consecutive days (the provisions of clauses (i) and (ii) of this Paragraph 14(F), the “bankruptcy provisions”); (G) failure by the Issuer or any Restricted Subsidiary to pay final judgments aggregating in excess NIS 90.0 million (net of any amounts that a solvent insurance company has acknowledged liability for), which judgments are not paid, discharged or stayed for a period of 60 days (the “judgment default provision”); (H) except as permitted by the Indenture, any Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Guarantee and such Default continues for ten days after the notice specified in the Indenture; and (I)(i) any Collateral having a fair market value in excess of NIS 5.0 million shall, at any time, cease to be in full force and effect other than as a result of its release in accordance with the Indenture and the Security Documents or any security interest created thereunder shall be declared invalid or unenforceable in a judicial proceeding or the Issuer shall assert in writing that any such security interest is invalid or unenforceable or (ii) the Pledge Permit is revoked or terminated in a manner which in accordance with the terms of the Pledge Permit gives rise to a right of realization or enforcement of the Lien under the Bezeq Share Pledge, and in either case of (i) or (ii) such Default continues for ten days after the notice specified in the Indenture. A default under clauses (C), (D), (E), or (G) above will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Issuer of the default and, in respect of clauses (D), (E) or (G) above, the Issuer does not cure such default within the time specified therein after receipt of such notice.  If an Event of Default (other than an Event of Default described in Paragraph 14(F) occurs and is continuing, the Trustee by notice to the Issuer, or the holders of at least 25% in principal amount of the outstanding Notes by notice to the Issuer and the Trustee, may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, and Additional Amounts, if any, on all the Notes to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest and Additional Amounts, if any, will be due and payable immediately. In the event of a declaration of acceleration of the Notes because an Event of Default described in Paragraph 14(E) above has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to Paragraph 14(E) above shall be remedied or cured by the Issuer or a Restricted Subsidiary or waived by the holders of the relevant Indebtedness or the relevant Indebtedness was repaid with Unrestricted Cash or otherwise in a manner not prohibited by Section 4.07 of the Indenture, in each case, within 60 days after the declaration of acceleration in respect thereto (provided such annulment of acceleration of the Notes does not conflict with any final judgment or decree in respect of the Notes of a court of competent jurisdiction and all existing Events of Default in respect of the Notes (except non-payment of principal, premium, if any, or interest, including Additional Amounts, if any, in respect of the Notes that became due solely because of the acceleration of the Notes) have been cured or waived). If an Event of Default described in Paragraph 14(F) above occurs, the principal of, premium, if any, and accrued and unpaid interest and Additional Amounts, if any, on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders. In the event an Event of Default described in Paragraph 14(I)(ii) above has occurred and is continuing, any declaration of acceleration of the Notes in respect thereof shall be automatically annulled, and the Event of Default deemed cured, in the event that, prior to the date that any Collateral is sold in an enforcement thereof, the Pledge Permit has been regranted, reinstated or replaced with a pledge permit on terms not less favorable to holders of Notes than the terms of the Pledge Permit as of the Issue Date.

(15)           Authentication.  This Note will not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.

(16)           Abbreviations.  Customary abbreviations may be used in the name of a Holder or an assignee, such as:  TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

(17)           CUSIP and ISIN Numbers.  The Issuer in issuing the Notes may use CUSIP and ISIN numbers (or any equivalent thereof issued by the TASE), and the Trustee may use CUSIP and ISIN numbers (or any equivalent thereof issued by the TASE) in notices of redemption as a convenience to Holders.  No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption, and reliance may be placed only on the other identification numbers placed thereon.

(18)           GOVERNING LAW. THE INTERNAL LAW OF THE STATE OF NEW YORK WILL GOVERN AND BE USED TO CONSTRUE THE INDENTURE, THIS NOTE AND THE GUARANTEES WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

The Issuer will furnish to any Holder or holder of a beneficial interest in the Notes upon written request and without charge a copy of the Indenture, the form of Note and Guarantee or the Security Documents.  Requests may be made to:

B Communications Ltd.
2 Dov Friedman Street
Ramat Gan 5250301
Israel
Facsimile No.:  +972-3-9399832
Attention:  Ami Barlev, General Counsel

ASSIGNMENT FORM

To assign this Note, fill in the form below:

(I) or (we) assign and transfer this Note to:
(Insert assignee’s legal name)

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s name, address and zip code)

and irrevocably appoint

to transfer this Note on the books of the Issuer.  The agent may substitute another to act for him.

Date:  _______________

Your Signature:
(Sign exactly as your name appears on the face of this Note)

Signature Guarantee*:  _________________________

*           Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

EXHIBIT B

FORM OF CERTIFICATE OF TRANSFER

B Communications Ltd.,
     as Issuer
2 Dov Friedman Street
Ramat Gan 5250301
Israel
Facsimile No.:  +972-3-9399832
Attention:  Ami Barlev, General Counsel

B Communications Ltd.,
     as Registrar
2 Dov Friedman Street
Ramat Gan 5250301
Israel
Facsimile No.:  +972-3-9399832
Attention:  Ami Barlev, General Counsel

Mishmeret Trust Company Ltd.
     as Trustee
48 Menachem Begin Rd.
Tel-Aviv
Israel
Facsimile No.:  +972-3-6374344
Attention:  Mr. Ram Sebty

Re: $800,000,000 7⅜% Senior Secured Notes due 2021 of B Communications Ltd.

Reference is hereby made to the Indenture, dated as of February 19, 2014 (the “Indenture”), between B Communications Ltd., organized under the laws of Israel (the “Issuer”), B Communications (SP1) Ltd. and B Communications (SP2) Ltd., as guarantors, Mishmeret Trust Company Ltd., as Trustee and Security Agent and B Communications Ltd., as Paying Agent and Registrar. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

___________________, (the “Transferor”) owns and proposes to transfer the Note[s] or interest in such Note[s] specified in Annex A hereto, in the principal amount of $___________ in such Note[s] or interests (the “Transfer”), to  ___________________________ (the “Transferee”), as further specified in Annex A hereto.  In connection with the Transfer, the Transferor hereby certifies that:

[CHECK ALL THAT APPLY]

1.  ☐   Check if Transferee will take delivery of a Definitive Registered Note pursuant to Rule 144A.  The Transfer is being effected pursuant to and in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Transferor hereby further certifies that the Definitive Registered Note is being transferred to a Person that the Transferor reasonably believed and believes is purchasing the Definitive Registered Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A under the Securities Act and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States.  Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred Definitive Registered Note will be subject to the restrictions on transfer enumerated in the Indenture and the Securities Act.
\

B - 1

2.  ☐   Check if Transferee will take delivery of a Definitive Registered Note pursuant to Regulation S.  The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and, accordingly, the Transferor hereby further certifies that the Definitive Registered Note is being transferred to a Person that the Transferor reasonably believed and believes is purchasing the Definitive Registered Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a Qualifying Investor (as defined in the Indenture) in a transaction meeting the requirements of Rule 903 or Rule 904 under the Securities Act.  Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred Definitive Registered Note will be subject to the restrictions on transfer enumerated in the Indenture and the Securities Act.

This certificate and the statements contained herein are made for your benefit and the benefit of the Issuer.

[Insert Name of Transferor]

By:
Name
Title
Dated:

B - 2

 EXHIBIT C

FORM OF NOTATION OF GUARANTEE

For value received, each Guarantor (which term includes any successor Person under the Indenture) has, jointly and severally, unconditionally guaranteed, to the extent set forth in the Indenture and subject to the provisions in the Indenture dated as of February 19, 2014 (the “Indenture”) between B Communications Ltd. (the “Issuer”), the Guarantors party thereto, Mishmeret Trust Company Ltd., as Trustee and Security Agent and B Communications Ltd., as Paying Agent and Registrar, (a) the due and punctual payment of the principal of, premium on, if any, interest and Additional Amounts, if any, on, the Notes, whether at maturity, by acceleration, redemption or otherwise, the due and punctual payment of interest on overdue principal of, premium on, if any, interest and Additional Amounts, if any, on, the Notes, if lawful, and the due and punctual performance of all other obligations of the Issuer to the Holders or the Trustee all in accordance with the terms of the Indenture and (b) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise.  The obligations of the Guarantors to the Holders and to the Trustee pursuant to the Guarantee and the Indenture are expressly set forth in Article 12 of the Indenture and reference is hereby made to the Indenture for the precise terms of the Guarantee.  Each Holder of a Note, by accepting the same, agrees to and shall be bound by such provisions.

As required under the Pledge Permit, the provisions of Section 2.06(f)(2) of the Indenture are hereby incorporated herein by reference.

Capitalized terms used but not defined herein have the meanings given to them in the Indenture.

[Name of Guarantors]

By:
Name
Title

C - 1

 EXHIBIT D

FORM OF SUPPLEMENTAL INDENTURE
TO BE DELIVERED BY SUBSEQUENT GUARANTORS

Supplemental Indenture (this “Supplemental Indenture”), dated as of ________________, among __________________, a company organized and existing under the laws of   (the “Subsequent Guarantor”), B Communications Ltd., organized under the laws of Israel (the “Issuer”), the other Guarantors (as defined in the Indenture referred to herein), Mishmeret Trust Company Ltd., as Trustee and Security Agent and B Communications Ltd., as Paying Agent and Registrar.

W I T N E S S E T H

WHEREAS, the Issuer has heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of February 19, 2014 providing for the issuance of 7⅜% Senior Secured Notes due 2021 (the “Notes”);

WHEREAS, the Indenture provides that under certain circumstances the Subsequent Guarantor shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Subsequent Guarantor shall unconditionally guarantee all of the Issuer’s Obligations under the Notes and the Indenture on the terms and conditions set forth herein (the “Guarantee”); and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Issuer, the Guarantors and the Trustee are authorized to execute and deliver this Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Subsequent Guarantor and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

1.           Capitalized Terms.  Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2.           Agreement to Guarantee.  The Subsequent Guarantor hereby agrees to provide an unconditional Guarantee on the terms and subject to the conditions set forth in the Guarantee and in the Indenture including but not limited to Article 12 thereof.

3.           No Recourse Against Others.  No past, present or future director, officer, employee, incorporator, stockholder or agent of any Subsequent Guarantor, as such, shall have any liability for any obligations of the Issuer or any Subsequent Guarantor under the Notes, the Indenture, the Guarantees or this Supplemental Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation.  Each Holder by accepting a Note waives and releases all such liability.  The waiver and release are part of the consideration for issuance of the Notes.

4.           THIS SUPPLEMENTAL INDENTURE AND THE NOTES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

5.           Counterparts.  The parties may sign any number of copies of this Supplemental Indenture.  Each signed copy shall be an original, but all of them together represent the same agreement.

6.           Effect of Headings.  The Section headings herein are for convenience only and shall not affect the construction hereof.

7.           The Trustee.  The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Subsequent Guarantor and the Issuer.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Dated:  _______________,

[Subsequent Guarantor]

By:
Name:
Title:

B COMMUNICATIONS LTD.

By:
Name:
Title:

[Existing Guarantors

By:
Name:
Title:

MISHMERET TRUST COMPANY LTD., as Trustee

By:	Authorized Signatory

By:
Authorized Signatory

EXHIBIT E

PLEDGE PERMIT

E - 1

EXHIBIT F

FEE SCHEDULE

1.
This schedule concludes the Fees agreed between the Issuer and the Trustee in its capacities as Notes Trustee under the Intercreditor Agreement, as the Security Agent and as the Paying Agent (to the extent applicable) (for the purpose of this Schedule only – the "Trustee").

2.	The Notes Trustee will be entitled to NIS 24,000 per Note (but not more than NIS 84,000 for all of the Notes) per annum (or any part of it) which will be paid:

a.	For the services for the first year – 30 days post issuance of the Notes;

b.	From the second year after the issuance – 30 days from the beginning of the year.

3.	In case the Issuer issues Additional Notes from existing series of Notes, the parties will discuss an update to the annual fee in clause 2.

4.
The Trustee will also be entitled NIS 600 per work hour invested by him until all Notes are redeemed (including hours invested pre-issuance of the Notes). Such fees shall not apply to routine follow-up tasks that the Trustee would perform if the Notes were applicable to Israeli law, but will apply to any additional tasks including:

a.	tasks which relate to examination and implementation of applicable foreign rules;

b.	tasks which relate to registration, testing, inspection, monitoring, enforcement, cancelation etc. of securities;

c.	tasks concerning a potential breach of the Indenture including Defaults or Events of Default; and

d.	tasks arising from conducting any legal proceedings.

5.
The Issuer will indemnify the Trustee for any expense derived from a change in legislation or other binding orders of any sort. For the avoidance of doubt, there will be no double payment if payments under section 4 cover such changes in legislation or other binding orders.

6.	The Trustee will be entitled to NIS 850 for participating in any shareholders’ meeting of the Issuer or any Restricted Company (if needed) in Israel.

7.
The Issuer will reimburse all of the Trustee’s reasonable expenses incurred by exercising his duties and any rights under or pursuant to the Indenture and the Security Documents, including all correspondence and mailing costs, legal costs and expert opinions needed by the Trustee to reasonably fulfill his duties.

8.	VAT will be added to all sums above.

9.	All sums are linked to the Israeli consumer price index published on March 15, 2013.

10.	The Trustee’s right to the above fees will survive any insolvency procedures taken against the Issuer or actions under any court appointed officer.

11.	Nothing in this Exhibit F will impair any of the Trustee's rights under or pursuant to the Indenture or the Security Documents.

F - 1